    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          BORG-WARNER AUTOMOTIVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                           3714                          13-3404508
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                           200 SOUTH MICHIGAN AVENUE
                               CHICAGO, IL 60604
                                 (312) 322-8500
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              LAURENE H. HORISZNY
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                          BORG-WARNER AUTOMOTIVE, INC.
                           200 SOUTH MICHIGAN AVENUE
                               CHICAGO, IL 60604
                                 (312) 322-8500
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

                       ELLIOTT V. STEIN                                            STEPHEN A. LANDSMAN
                WACHTELL, LIPTON, ROSEN & KATZ                                       RUDNICK & WOLFE
                      51 WEST 52ND STREET                                 203 NORTH LASALLE STREET, SUITE 1800
                    NEW YORK, NY 10019-6150                                         CHICAGO, IL 60601
                        (212) 403-1000                                               (312) 368-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger (the "Merger") of BWA Merger Corp. with and into Kuhlman Corporation ("Kuhlman"), pursuant to the Agreement and Plan of Merger, dated as of December 17, 1998, among those two parties and the Registrant, described in the enclosed Proxy Statement/Prospectus, have been satisfied or waived.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED             PROPOSED
             TITLE OF EACH                                          MAXIMUM              MAXIMUM             AMOUNT OF
          CLASS OF SECURITIES               AMOUNT TO BE        OFFERING PRICE          AGGREGATE          REGISTRATION
           TO BE REGISTERED                 REGISTERED(1)        PER SHARE(1)       OFFERING PRICE(2)         FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value
  (including the associated preferred
  stock purchase rights)...............          N/A                  N/A            $120,879,574.14        $33,604.52
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Securities Act Rule 457(o), this information is not included.

(2) Pursuant to Securities Act Rule 457(c), (f)(1) and (f)(3), and estimated solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is $120,879,574.14, which equals (i) the product of (a) the average of the high and low prices of the common stock, par value $1.00 per share ("Kuhlman Common Stock"), of Kuhlman, of $37.47, as reported on the New York Stock Exchange on January 15, 1999, multiplied by (b) the total number of shares of Kuhlman Common Stock to be canceled, less (ii) the amount of cash paid by the Registrant in exchange for shares of Kuhlman Common Stock (which equals $39.00 times the difference between (a) the total number of shares of Kuhlman Common Stock to be canceled, and
    (b) 3,846,154).

(3) On January 5, 1999, Kuhlman filed a Preliminary Proxy Statement/Prospectus in connection with the Merger and, pursuant to Exchange Act Rules 14a-6(i)(1) and 0-11, paid a fee of $135,552.44. Pursuant to Securities Act Rule 457(b), no additional fee need be paid upon filing of this Registration Statement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           [KUHLMAN CORPORATION LOGO]

                              KUHLMAN CORPORATION
                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411

                                                                January 22, 1999

Dear Kuhlman Stockholder:

     The Board of Directors of Kuhlman Corporation has approved a merger in which Kuhlman will become a wholly owned subsidiary of Borg-Warner Automotive, Inc. This merger will integrate Kuhlman into a larger and more globally diversified organization. We believe that recent and continuing changes in the transportation and automotive industries favor larger and more internationally focused organizations. Our Schwitzer Group and its employees will now be part of a much larger organization which will be well-positioned to thrive and to be more responsive to the global needs of its customers. It also will have the financial strength and scope to capitalize on the opportunities presented by a changing global economy.

     In the merger, Kuhlman stockholders will receive, for each of their Kuhlman shares, at their election, either (1) $39.00 in cash, without interest, or (2) approximately $39.00 worth of Borg-Warner Automotive common shares, subject to a valuation process described in this proxy statement/prospectus. This election will be subject to an adjustment to ensure that a total of approximately $150 million worth of Borg-Warner Automotive common shares, plus cash, is exchanged for outstanding shares. To the extent that Kuhlman stockholders receive Borg-Warner Automotive common shares, they will also receive cash in lieu of fractional shares. Other than the number of shares outstanding, Borg-Warner Automotive common shares will remain unchanged in the proposed merger. The Borg-Warner Automotive common shares, including shares issued to the stockholders of Kuhlman as a result of the proposed merger, will continue to be listed on the New York Stock Exchange under the trading symbol "BWA."

     We cannot complete the merger unless we obtain the necessary governmental approvals and unless the Kuhlman stockholders approve it. The approval of Borg-Warner Automotive's stockholders is not required. We will hold a special meeting of our stockholders to vote on this merger proposal. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. Not returning your card or not instructing your broker how to vote any shares held for you in "street name" will have the same effect as voting against the merger.

     The date, time and place of the special meeting is as follows:

                     Monday, March 1, 1999, 9:30 a.m., local time
                     Offices of Rudnick & Wolfe
                     203 North LaSalle Street, Suite 1800
                     Chicago, Illinois 60601

     This proxy statement/prospectus serves as a prospectus of Borg-Warner Automotive relating to the issuance of approximately $150 million worth of Borg-Warner Automotive common shares in connection with the proposed merger and as a proxy statement for Kuhlman in connection with the solicitation of proxies by its Board of Directors for use at its special meeting of stockholders regarding the merger agreement and the proposed merger. This document provides you with detailed information about the meeting and the proposed merger. You also can get information about Kuhlman and Borg-Warner Automotive from publicly available documents that our companies have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF THE MATERIAL RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE VOTING ON THE MERGER PROPOSAL.

     Your Board of Directors unanimously supports this combination of Kuhlman and Borg-Warner Automotive and recommends that you vote in favor of the merger.

                                          /s/ Robert S. Jepson, Jr.
                                          Robert S. Jepson, Jr.
                                          Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE MERGER OR THE SECURITIES TO BE ISSUED OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THIS PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 22, 1999 AND IS FIRST BEING MAILED TO STOCKHOLDERS ON JANUARY 23, 1999.

                              KUHLMAN CORPORATION
                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411
       -----------------------------------------------------------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 1, 1999
       -----------------------------------------------------------------

TO THE STOCKHOLDERS OF
KUHLMAN CORPORATION:

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Kuhlman Corporation will be held at the offices of Rudnick & Wolfe, 203 North LaSalle Street, Suite 1800, Chicago, Illinois, on March 1, 1999 at 9:30 a.m., local time, for the purpose of considering and voting upon adoption of an Agreement and Plan of Merger, dated as of December 17, 1998, by and among Kuhlman Corporation, a Delaware corporation, Borg-Warner Automotive, Inc., a Delaware corporation, and BWA Merger Corp., a Delaware corporation and wholly owned subsidiary of Borg-Warner Automotive ("Merger Sub"), and the consummation of the transactions contemplated by that agreement, pursuant to which, among other things, Merger Sub will merge with and into Kuhlman, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, as more fully described in the enclosed proxy statement/prospectus.

     Only stockholders of record at the close of business on January 19, 1999 are entitled to notice of and to vote at the special meeting and at any and all adjournments and postponements thereof.

     Under Delaware law, appraisal rights will be available to record holders of common stock of Kuhlman, except that such rights may not be available to holders who elect to receive cash in the merger or who elect to receive stock in the merger and in fact receive stock (other than cash received in lieu of fractional shares), even if some other holders who elect to receive stock are required to accept some cash. In order for stockholders to exercise such appraisal rights, they must follow the procedures prescribed by Delaware law, which are summarized under "Appraisal Rights of Kuhlman Stockholders" in the accompanying proxy statement/prospectus.
                                         By Order of the Board of Directors,
                                         Richard A. Walker
                                         Secretary
Savannah, Georgia
January 22, 1999
--------------------------------------------------------------------------------
IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, EITHER IN PERSON OR BY PROXY. PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY PERSONALLY VOTE, WHICH WILL REVOKE YOUR SIGNED PROXY. YOU MAY ALSO REVOKE YOUR PROXY IN WRITING AT ANY TIME BEFORE THE SPECIAL MEETING.
--------------------------------------------------------------------------------

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q. WHAT IS THE PROPOSED TRANSACTION?

A. Borg-Warner Automotive will acquire Kuhlman by merging a subsidiary of Borg-Warner Automotive into Kuhlman.

Q. WHY DID KUHLMAN AGREE TO BE ACQUIRED BY BORG-WARNER AUTOMOTIVE?

A. Kuhlman agreed to be acquired for several reasons, including, among others:

   - the opportunity to receive what the Kuhlman Board of Directors believes is a substantial premium over the per share value that a stand-alone strategy could be expected to produce in a reasonable time period,

   - Kuhlman will be integrated into a larger and more globally diversified organization,

   - the Kuhlman Board of Directors believes that recent and continuing changes in the commercial transportation and automotive industries favor larger and more internationally focused organizations,

   - Kuhlman's Schwitzer Group will now be part of a much larger organization which will be well-positioned to thrive and to be more responsive to the global needs of its customers, and

   - the Schwitzer Group will also have the financial strength and scope to capitalize on the opportunities presented by a changing global economy.

  For more detail, see page 26 of this proxy statement/prospectus.

Q. WHAT HAPPENS TO MY SHARES OF KUHLMAN COMMON STOCK IN THE MERGER?

A. Each Kuhlman share that you own will be converted into the right to receive
   (1) $39.00 in cash, without interest, or (2) $39.00 worth of Borg-Warner Automotive common shares. In determining the number of Borg-Warner Automotive common shares you could receive, the shares will be valued at the average price for Borg-Warner Automotive common shares for the 20 consecutive trading days immediately preceding the third trading date prior to the date the merger is completed. You will be able to elect between receiving Borg-Warner Automotive common shares and receiving cash for your Kuhlman shares. Mixed elections will not be permitted. As a result of a proration process, you may not receive only the form of consideration that you elect to receive, but you may, instead, receive a portion of the form of consideration you did not elect. The proration process will ensure that approximately 78% of the Kuhlman shares are converted to cash, with the remaining 22% being converted into Borg-Warner Automotive common shares. You will receive cash in place of any fractional shares of Borg-Warner Automotive stock you would otherwise be entitled to receive.

Q. WHAT WILL HAPPEN TO KUHLMAN'S DIVIDEND INVESTMENT PLAN?

A. The Kuhlman Dividend Investment Plan will terminate upon the completion of the merger. Shares that you hold under this plan will be treated the same as other Kuhlman shares that you exchange in the merger. We expect that Kuhlman stockholders who become Borg-Warner stockholders will have the right to participate in the Borg-Warner Dividend Reinvestment and Stock Purchase Plan, which is similar to the Kuhlman Dividend Investment Plan.

Q. WILL THE VALUE OF THE TRANSACTION CHANGE BETWEEN NOW AND THE TIME THE MERGER IS COMPLETED?

A. Although the value of the transaction itself will not change between now and the time the merger is completed, the number of Borg-Warner Automotive common shares issued in the transaction may change. By electing to receive Borg-Warner Automotive common shares in exchange for your Kuhlman shares, each Kuhlman share you own will be converted into $39.00 worth of Borg-Warner Automotive common shares. The table below shows the closing price on the New York Stock Exchange of Kuhlman and Borg-Warner Automotive common shares on December 17, 1998, the day before the public announcement of the merger, and January 20, 1999, the latest practicable day for which closing prices were available when we printed this proxy statement/prospectus.

                       BORG-WARNER
                       AUTOMOTIVE
                          PRICE      KUHLMAN PRICE
                       -----------   -------------
December 17, 1998....      $51 1/2        $31 1/2
January 20, 1999.....      $51 1/2        $37 13/16

  Based upon the average of the high and low sales prices of Borg-Warner Automotive's common shares during the 20 consecutive trading days ended January 13, 1999, each Kuhlman share to be exchanged for Borg-Warner Automotive common shares would have been exchanged for 0.7484 of a Borg-Warner Automotive share if the merger had been completed on January 20, 1999. Of course, the market price of Borg-Warner Automotive common shares will fluctuate prior to the merger. You should obtain current stock price quotations for Borg-Warner Automotive common shares. These quotations are available from your stockbroker, in major newspapers, such as The Wall Street Journal, and on the Internet.

Q. DO I HAVE APPRAISAL RIGHTS?

A. Under Delaware law, appraisal rights will be available to record holders of common stock of Kuhlman, except that such rights may not be available to holders who elect to receive cash in the merger or who elect to receive stock in the merger and in fact receive stock (other than cash received in lieu of fractional shares), even if some other holders who elect to receive stock are required to accept some cash. However, you must strictly follow certain procedures in order to preserve the appraisal right. For a description of these procedures, see page 41 of this proxy statement/prospectus.

Q. WHAT DO I NEED TO DO NOW?

A. After you carefully read this proxy statement/prospectus, indicate on your proxy card how you want to vote, and sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. That way, your shares will be represented at the special meeting.

  Holders of a majority of the outstanding Kuhlman shares must approve the merger agreement and the merger. Therefore, it is important that you return your signed proxy card. Your letter of transmittal and election form are included in this mailing. As noted below, you should send in your letter of transmittal, election form and certificates representing your Kuhlman shares so that they are received before 5:00 p.m. on February 26, 1999.

Q. SHOULD I SEND IN MY CERTIFICATES REPRESENTING OUTSTANDING KUHLMAN SHARES?

A. Yes. Together with this proxy statement/prospectus, we have sent to you a green letter of transmittal and election form, with instructions for making an election between Borg-Warner Automotive common shares and cash (mixed elections are not permitted) and for transmitting certificates representing outstanding Kuhlman shares, together with a return envelope. You must complete and return these documents, along with your certificates representing outstanding Kuhlman shares, to Harris Trust & Savings Bank before the election deadline on February 26, 1999, for your election to be effective. If Kuhlman and Borg-Warner Automotive do not expect to complete the merger within one week after the special meeting, they will extend the election deadline and publicly announce the extension.

Q. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. Your broker will vote your shares only if you provide your broker with instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which will have the same effect as voting against the merger.

Q. CAN I CHANGE MY VOTE AFTER I HAVE MAILED IN MY SIGNED PROXY?

A. Yes. You can change your vote at any time before we vote your proxy at the special meeting. There are three ways to change your vote. First, you can send a written notice to the Secretary of Kuhlman at the address below stating that you would like to revoke your proxy. Second, you can complete a new proxy card and send it to the Secretary of Kuhlman; the new proxy card will automatically replace any earlier proxy card you returned. Third, you can attend the special meeting and vote in person. You should send any written notice or new proxy card to the Secretary of Kuhlman, at the following address:
   Richard A. Walker,
   Kuhlman Corporation,
   3 Skidaway Village Square
   Savannah, Georgia 31411
   (912) 598-7809.

Q. WHAT HAPPENS IF I DON'T MAKE AN ELECTION FOR CASH OR SHARES?

A. If you fail to return a green letter of transmittal and election form and the other required materials prior to the election deadline, you will not be entitled to elect from among the alternative forms of merger consideration. Whether you receive cash or Borg-Warner Automotive common shares will be determined by the procedures described on page 43 of this proxy statement/prospectus.

Q. WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A. In addition to stockholder approval, we must also obtain certain regulatory approvals or clearances before completion (most notably Federal Trade Commission and Department of Justice approval). We nonetheless hope to complete the merger in the first quarter of 1999. However, delays in obtaining regulatory approvals could delay the merger.

Q. WHAT ARE THE TAX CONSEQUENCES TO STOCKHOLDERS OF THE MERGER?

A. The merger will be a taxable exchange. Kuhlman stockholders will recognize gain or loss equal to the difference between the fair market value of the consideration they receive in the merger, whether Borg-Warner Automotive common shares or cash or both, and their basis in the Kuhlman shares exchanged in the merger. For more detail, see page 35 of this proxy statement/prospectus.

Q. WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A. No other matters will be voted on at the special meeting, except possibly procedural items relating to the conduct of the special meeting.

Q. ASSUMING I RECEIVE BORG-WARNER AUTOMOTIVE COMMON SHARES IN THE MERGER, WILL MY RIGHTS AS A STOCKHOLDER CHANGE AS A RESULT OF THE MERGER?

A. Yes. Although Kuhlman stockholder rights and Borg-Warner Automotive stockholder rights are both governed by Delaware law, Kuhlman stockholder rights are also governed by Kuhlman's charter and by-laws, whereas Borg-Warner Automotive stockholder rights are governed by Borg-Warner Automotive's charter and by-laws. If you receive Borg-Warner Automotive common shares in the merger, your rights will be governed by Borg-Warner Automotive's charter and by-laws, as well as by Delaware law. For a summary of material differences between the rights of Kuhlman stockholders and the rights of Borg-Warner Automotive stockholders, see page 69 of this proxy statement/prospectus.

Q. WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THE PROXY STATEMENT/PROSPECTUS?

A. Call Georgeson & Company Inc. at (800) 223-2064.

Q. WHERE CAN I FIND MORE INFORMATION ABOUT BORG-WARNER AUTOMOTIVE AND KUHLMAN?

A. Various sources described under "Where You Can Find More Information" on page 74 of this proxy statement/prospectus provide further information.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risk and uncertainty. Such statements are made with respect to the financial condition, results of operations and business of Borg-Warner Automotive and Kuhlman. These statements may be made directly in this document referring to Borg-Warner Automotive or Kuhlman, or may be "incorporated by reference" to other documents filed with the Securities and Exchange Commission. This document may also include statements relating to the period following the completion of the merger. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions in this proxy statement/prospectus or in documents incorporated herein.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, among others, the following:

     - competitive pressures in the automotive and commercial transportation industry may increase significantly;

     - changes in technology may increase the number of competitors Borg-Warner Automotive or Kuhlman face, or may require significant capital expenditures to provide competitive products;

     - general economic or business conditions may be less favorable than expected, resulting in, among other things, lower than expected revenues;

     - costs or difficulties related to the integration of Kuhlman's business with that of Borg-Warner Automotive may be greater than expected;

     - retention of key customers or suppliers may be more difficult than anticipated, resulting in higher than expected expenses or lower than expected revenues;

     - costs or difficulties related to Borg-Warner Automotive's ability to sell Kuhlman's electrical transformer business or wire-and-cable business on favorable terms may be greater than expected;

     - legislative or regulatory changes may adversely affect the businesses in which Borg-Warner Automotive and Kuhlman are engaged;

     - necessary technological changes (including changes to address "Year 2000" data-systems issues) may be more difficult or expensive to make than anticipated;

     - increases in interest rates may make the financing of the merger more expensive than anticipated;

     - foreign currency fluctuations may adversely affect the combined company's foreign businesses; and

     - Borg-Warner Automotive's analyses of these contingencies and forces may be incorrect, and the strategies developed to address them may be unsuccessful.

     Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus, or, in the case of a document incorporated by reference, the date of such document.

     All subsequent written and oral forward-looking statements attributable to Borg-Warner Automotive, Kuhlman or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Borg-Warner Automotive nor Kuhlman undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus.

     To find any one of the principal sections of this proxy statement/prospectus identified below, simply bend the document slightly to expose the black tabs and open the document to the tab that corresponds to the title of the section you wish to read. For your convenience, we have included an index of frequently used capitalized terms in this proxy statement/prospectus under the heading "Index of Defined Terms," which is printed at the end of this document.


Table of Contents...........................................   [ ]

Summary.....................................................   [ ]

Risk Factors................................................   [ ]

The Companies...............................................   [ ]

The Special Meeting.........................................   [ ]

The Merger..................................................   [ ]

Appraisal Rights of Kuhlman Stockholders....................   [ ]

The Merger Agreement........................................   [ ]

Unaudited Pro Forma Consolidated Financial Statements.......   [ ]

Comparative Rights of Stockholders..........................   [ ]

Additional Matters..........................................   [ ]

Appendices..................................................   [ ]

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
SUMMARY.....................................................     1
  The Companies.............................................     1
  The Special Meeting.......................................     1
  The Merger................................................     2
  Appraisal Rights of Stockholders..........................     4
  The Merger Agreement......................................     4
  Effects of the Merger on the Rights of Kuhlman
     Stockholders...........................................     6
  Comparative Per Share Market Price and Dividend
     Information............................................     7
  Selected Historical Financial Information.................     9
  Unaudited Pro Forma Condensed Consolidated Financial
     Information............................................    12
  Unaudited Comparative Per Share Data......................    13
RISK FACTORS................................................    14
  Changes in the Merger Consideration Because of Changes in
     Borg-Warner Automotive Stock Prices....................    14
  Failure or Delay in Selling Kuhlman's Electrical Products
     Businesses.............................................    15
  Failure or Delay in Achieving the Expected Benefits of the
     Merger.................................................    15
  Interests of Certain Persons in the Merger................    15
  Automotive Industry Cyclicality...........................    16
  Effect of Asian Economic Conditions.......................    16
  Dependence on Sport Utility and Light Truck Market
     Segments...............................................    16
  Competitiveness of Other Automotive Component
     Manufacturers..........................................    16
  Increase in Competition from International Suppliers......    16
  Pricing Conditions........................................    17
  Reliance on Major Customers...............................    17
  Dependence of Borg-Warner Automotive's Large Customers on
     the United Automobile, Aerospace and Agricultural
     Implement Workers of America...........................    17
  Labor Relations...........................................    18
  Unfunded Pension Obligations..............................    18
  Compliance with Environmental Regulations.................    18
  Potential Liability under Environmental Regulations.......    18
  Year 2000.................................................    19
  Euro Conversion...........................................    20
THE COMPANIES...............................................    21
  Borg-Warner Automotive....................................    21
  BWA Merger Corp...........................................    21
  Kuhlman...................................................    21

                                                               PAGE
                                                               ----
THE SPECIAL MEETING.........................................    22
  General...................................................    22
  Record Date and Voting....................................    22
  Voting and Revocation of Proxies..........................    23
THE MERGER..................................................    24
  Background................................................    24
  Kuhlman's Reasons for the Merger; Recommendation of the
     Kuhlman Board..........................................    26
  Opinion of the Financial Advisor to the Kuhlman Board.....    29
  Effective Time of the Merger..............................    35
  Certificate of Incorporation and By-laws..................    35
  Directors and Officers....................................    35
  Material Federal Income Tax Consequences..................    35
  Accounting Treatment......................................    36
  Regulatory Approvals......................................    36
  Listing of the Shares of Borg-Warner Automotive Common
     Stock on the NYSE......................................    37
  Merger Financing..........................................    37
  Resale of the Shares of Borg-Warner Automotive Common
     Stock Issued in the Merger; Kuhlman Affiliates.........    37
  Interests of Certain Persons in the Merger................    38
  Dividend Investment Plan..................................    40
APPRAISAL RIGHTS OF KUHLMAN STOCKHOLDERS....................    41
THE MERGER AGREEMENT........................................    43
  General...................................................    43
  Conversion of Shares of Kuhlman Common Stock..............    43
  Representations and Warranties............................    48
  Covenants.................................................    49
  Conditions................................................    53
  Termination...............................................    55
  Effect of Termination.....................................    56
  Expenses..................................................    58
  Amendment.................................................    58
  Extension; Waiver.........................................    58
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.............    59
SECURITY OWNERSHIP OF MANAGEMENT............................    60
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.......    61
COMPARATIVE RIGHTS OF KUHLMAN STOCKHOLDERS AND BORG-WARNER
  AUTOMOTIVE STOCKHOLDERS...................................    69
  Election of Board of Directors............................    69
  Number of Directors.......................................    69

                                                               PAGE
                                                               ----
  Vacancies.................................................    69
  Removal of Directors......................................    69
  Amendments to Charters and By-laws........................    70
  Special Meetings of Stockholders; Notice..................    70
  Action by Written Consent.................................    70
  Indemnification...........................................    70
  Rights Agreements.........................................    71
  Evaluation of Certain Acquisition Proposals...............    72
LEGAL OPINIONS..............................................    72
EXPERTS.....................................................    72
INDEPENDENT PUBLIC ACCOUNTANTS..............................    72
OTHER MATTERS...............................................    73
STOCKHOLDER PROPOSALS.......................................    73
WHERE YOU CAN FIND MORE INFORMATION.........................    74
INDEX OF DEFINED TERMS......................................    76

APPENDICES

APPENDIX A -- Agreement and Plan of Merger, dated as of
  December 17, 1998.........................................   A-1
APPENDIX B -- Opinion of The Robinson-Humphrey Company,
  LLC.......................................................   B-1
APPENDIX C -- Section 262 of the Delaware General
  Corporation Law...........................................   C-1

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 74 of this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

                                 THE COMPANIES

BORG-WARNER AUTOMOTIVE (SEE PAGE 21)
200 South Michigan Avenue
Chicago, Illinois 60604
(312) 322-8500

     Borg-Warner Automotive is a leading global supplier of highly engineered systems and components, primarily for automotive powertrain applications. Borg-Warner Automotive's products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles and light trucks. Borg-Warner Automotive operates 35 manufacturing facilities in 12 countries in North America, Europe and Asia, and is an original equipment supplier to every major original equipment manufacturer in the world. Borg-Warner Automotive, a Delaware corporation, was incorporated in 1987.

KUHLMAN (SEE PAGE 21)
3 Skidaway Village Square
Savannah, Georgia 31411
(912) 598-7809

     Kuhlman is a diversified, industrial manufacturing company that currently operates in two product segments: industrial products and electrical products. Through its Schwitzer Group, which comprises Kuhlman's industrial products business, Kuhlman is a leading worldwide manufacturer of proprietary engine components, including turbochargers, fans and fan drives, fuel tanks, instrumentation, heating/ventilation/air conditioning systems, and other products used primarily in commercial transportation products and industrial equipment. Kuhlman's electrical products businesses include the manufacture of transformers and other products for electrical utilities and industrial users, as well as electrical and electronic wire and cable products for use in consumer, commercial and industrial applications. Borg-Warner Automotive intends to sell Kuhlman's electrical products businesses following the completion of the merger. Kuhlman's products are sold to over 5,000 domestic and international customers operating in more than 60 countries worldwide. Kuhlman, a Delaware corporation, was incorporated in 1993, and its predecessor company was founded in 1894.

BWA MERGER CORP. (SEE PAGE 21)
200 South Michigan Avenue
Chicago, Illinois 60604
(312) 322-8500

     BWA Merger Corp. is a wholly owned subsidiary of Borg-Warner Automotive formed solely for the purpose of effecting the merger with Kuhlman.

                       THE SPECIAL MEETING (SEE PAGE 22)

     The special meeting of Kuhlman stockholders will be held at the offices of Rudnick & Wolfe, 203 North LaSalle Street, Suite 1800, Chicago, Illinois on March 1, 1999, at 9:30 a.m., local time.

     At the special meeting, you will be asked to vote upon a proposal to approve the merger agreement and the merger. Approval of the merger agreement and the merger requires the affirmative vote of a majority of the outstanding Kuhlman shares.

     Only the holders of Kuhlman shares who are holders at the close of business on the record date, January 19, 1999, will be entitled to notice of and to vote at the special meeting. As of January 1, 1999, directors and executive officers of Kuhlman and their affiliates beneficially owned approximately 10.6% of the outstanding Kuhlman shares.

     Each Kuhlman share carries one vote. As of January 19, 1999, 17,507,846 votes were eligible to be cast at the special meeting.

                                   THE MERGER

REASONS FOR THE MERGER (SEE PAGE 26)

     The Kuhlman Board of Directors considered a number of factors in evaluating the merger agreement and the merger, including, among others:

   - the opportunity to receive what the Kuhlman Board of Directors believes is a substantial premium over the per share value that a stand-alone strategy could be expected to produce in a reasonable time,

   - Kuhlman will be integrated into a larger and more globally diversified organization,

   - the belief that recent and continuing changes in the commercial transportation and automotive industries favor larger and more internationally focused organizations,

   - the Schwitzer Group will now be part of a much larger organization which will be well-positioned to thrive and to be more responsive to the global needs of its customers, and

   - the Schwitzer Group will also have the financial strength and scope to capitalize on the opportunities presented by a changing global economy.

     After consideration of all the factors taken as a whole, the Kuhlman Board of Directors determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, Kuhlman and its stockholders.

RECOMMENDATION TO STOCKHOLDERS (SEE PAGE 26)

     The Kuhlman Board of Directors has unanimously adopted and approved the merger agreement and the merger. The Board unanimously recommends that, at the special meeting, you vote FOR approval and adoption of the merger agreement and the merger.

FAIRNESS OPINION (SEE PAGE 29)

     The Robinson-Humphrey Company, LLC, has served as Kuhlman's financial advisor in connection with the merger agreement and the merger. Robinson-Humphrey has delivered its written opinion, dated December 17, 1998, to the Kuhlman Board of Directors that, as of that date and based upon certain assumptions and limitations set forth in the opinion, the merger consideration to be received by Kuhlman stockholders pursuant to the merger agreement is fair to Kuhlman stockholders from a financial point of view. A copy of this opinion is attached as Appendix B to this proxy statement/prospectus. You should read this opinion in its entirety to understand the assumptions made, matters considered and limitations on Robinson-Humphrey's review.

ACCOUNTING TREATMENT (SEE PAGE 36)

     The merger will be treated as a "purchase." Therefore, the purchase price will be allocated to the assets and liabilities of Kuhlman based on their estimated fair market values at the date of acquisition, and any excess of the purchase price over such fair market values will be accounted for as goodwill.

REGULATORY APPROVALS (SEE PAGE 36)

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, we cannot complete the merger unless we make certain filings with the Department of Justice and the Federal Trade Commission and certain waiting periods expire. On December 23, 1998, Kuhlman and Borg-Warner Automotive submitted the required filings. The waiting period under the Hart-Scott-Rodino Act will expire on January 22, 1999 unless the Department of Justice or the Federal Trade Commission issues a request for additional information or other documentary materials.

     In addition, under the laws of certain foreign nations, we may not complete the merger unless we make certain filings with these nations' antitrust regulatory authorities, and these authorities approve or clear the merger. In particular, under the laws of the Federal Republic of Germany, we are required to make a pre-merger notification filing with the German Federal Cartel Office. Moreover, we will contact the Belgian Competition Service, the Competition Council in France and the Office of Fair Trading in the United Kingdom to establish whether a pre-merger notification will be required or is advisable in those countries.

     We expect that the merger will not violate any antitrust laws and that all the antitrust regulatory authorities whose approval or clearance we must seek will approve or clear the merger.

MERGER FINANCING (SEE PAGE 37)

     The total amount of cash, borrowings and equity required to complete the transactions contemplated by the merger agreement, including payment of cash and Borg-Warner Automotive common shares to Kuhlman stockholders in the merger, refinancing of existing indebtedness, payments in connection with the settlement of stock options and certain long-term incentive agreements and severance agreements, and transaction fees and expenses, is estimated to be approximately $800 million. Borg-Warner Automotive will pay for the transactions by issuing approximately $150 million worth of Borg-Warner Automotive common shares and borrowing approximately $650 million through a combination of public debt and bank debt under an existing credit facility, which credit facility will be amended prior to the closing of the merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 38)

     Some of Kuhlman's directors and officers have interests in the merger that are different from, or in addition to, their interests as stockholders in Kuhlman. These interests exist because of agreements that these officers have with Kuhlman, including change in control agreements, and rights that these officers have under retention, incentive, or benefit and compensation plans maintained by Kuhlman. Some of these agreements and plans will provide the officers with severance benefits upon a change in control of Kuhlman, in particular upon completion of the merger. Certain key executives also were required to exercise options in 1998 as an inducement for Borg-Warner Automotive to enter into the transaction. These key executives have received short-term loans from Kuhlman to accomplish these option exercises. These executives also will receive payments to cover the interest incurred in connection with these loans. In addition, in connection with the merger, we will pay directors and officers, as well as other Kuhlman employees, the cash value of stock options, stock appreciation rights and awards achieved under Kuhlman's Long-Term Incentive Plan. As an inducement for Borg-Warner Automotive to enter into the merger, a company owned by an executive officer of Kuhlman has entered into an agreement under which it will negotiate a contract to purchase for approximately $2 million

Kuhlman's corporate headquarters, aircraft hangar and related personal property located in Savannah, Georgia.

     Also, following the merger, Borg-Warner Automotive will purchase, or cause Kuhlman to purchase, directors' and officers' liability insurance for the officers and directors of Kuhlman, and will indemnify these directors and officers, for events occurring before the merger, including events that are related to the merger agreement. Additional interests of some of our directors and executive officers are described under "The Merger--Interests of Certain Persons in the Merger" at page 38 of this proxy statement/prospectus.

     The members of your Board of Directors knew about these additional interests and considered them when they approved the merger agreement and the merger.

                 APPRAISAL RIGHTS OF STOCKHOLDERS (SEE PAGE 41)

     Delaware law permits you to dissent from the merger and have the fair value of your Kuhlman shares appraised by a court and paid to you in cash, except that such right to an appraisal may not be available to holders who elect to receive cash in the merger or who elect to receive stock in the merger and in fact receive stock (other than cash received in lieu of fractional shares), even if some other holders who elect to receive stock are required to accept some cash. In order to seek appraisal, you must follow certain procedures, including filing certain notices and not voting your shares in favor of the merger. To review your rights of appraisal in greater detail, see pages 41 to 42. The relevant provisions of Delaware law governing this process are attached to this document as Appendix C.

                              THE MERGER AGREEMENT

     The merger agreement is the legal document that governs the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus, and we encourage you to read it carefully.

CONVERSION OF SHARES OF KUHLMAN COMMON STOCK (SEE PAGE 43)

     Each share of Kuhlman common stock will be converted into the right to receive (1) $39.00 in cash, without interest, or (2) $39.00 worth of Borg-Warner Automotive common shares. In determining the number of Borg-Warner Automotive common shares you could receive, the shares will be valued at the average price for Borg-Warner Automotive common shares for the 20 consecutive trading days immediately preceding the third trading date prior to the date the merger is completed. You will be able to elect between receiving cash and receiving Borg-Warner Automotive common shares. Mixed elections will not be permitted. However, your election will be subject to a proration process that will ensure that approximately 78% of the outstanding Kuhlman shares are converted into cash, with the remaining 22% being converted into Borg-Warner Automotive common shares. As a result of the proration process, you may not receive only the form of consideration that you elect to receive, but you may, instead, receive a portion of the form of consideration you did not elect.

     If you fail to return a green letter of transmittal and election form and the other required materials prior to the election deadline, you will not be entitled to elect from among the alternative forms of merger consideration.

CERTAIN COVENANTS (SEE PAGE 49)

     Kuhlman has agreed not to solicit or encourage any proposal from any person to acquire Kuhlman or its assets, but it may respond, in certain circumstances, to unsolicited proposals that it receives. In addition, the Kuhlman Board of Directors has unanimously agreed to recommend approval of the merger agreement and the merger to Kuhlman stockholders, subject to certain limited exceptions.

CONDITIONS TO THE MERGER (SEE PAGE 53)

     Completion of the merger depends upon satisfaction of a number of conditions. In addition to customary conditions relating to our compliance with the merger agreement, these conditions include the following:

   - approval of the merger agreement and the merger by Kuhlman stockholders;

   - expiration or termination of the waiting period applicable to the merger under federal antitrust laws or similar foreign laws and obtaining other regulatory approvals;

   - absence of any injunction or legal restraint blocking the merger, or of any proceedings by a governmental authority to block the merger;

   - the Securities and Exchange Commission declaring effective, and the absence of a suspension by the Securities and Exchange Commission of the effectiveness of, the registration statement with respect to Borg-Warner Automotive common shares to be issued in the merger;

   - the New York Stock Exchange approving for listing the Borg-Warner Automotive common shares to be issued in the merger; and

   - Kuhlman's environmental liabilities not exceeding a predetermined threshold.

     The merger will occur, and your Kuhlman shares will be converted into the right to receive Borg-Warner Automotive common shares or cash (or a combination of the two as a result of the proration process), as soon as practicable after Kuhlman and Borg-Warner Automotive satisfy all of the conditions in the merger agreement.

TERMINATION; TERMINATION FEES (SEE PAGES 55; 56)

     The merger agreement may be terminated, and the merger abandoned, only in the following circumstances:

   - if Borg-Warner Automotive and Kuhlman mutually agree to terminate the merger agreement;

   - by either Borg-Warner Automotive or Kuhlman, if there is any law or regulation that makes the merger illegal or if any governmental authority issues a final, non-appealable order blocking the merger;

   - by either Borg-Warner Automotive or Kuhlman, if the merger is not completed by the later of May 31, 1999, or 30 days after the receipt of all required governmental approvals (as long as the party seeking to terminate has not itself materially breached the agreement in a way that prevented completion of the merger);

   - by Borg-Warner Automotive, if the Kuhlman Board of Directors withdraws or adversely modifies its recommendation of the merger to Kuhlman stockholders or approves or recommends a competing transaction, or Kuhlman continues discussions with a third party for more than 10 business days after receiving a proposal for a competing transaction under certain circumstances;

   - by either Borg-Warner Automotive or Kuhlman, if the merger is not approved by Kuhlman stockholders;

   - by either Borg-Warner Automotive or Kuhlman, if the other party breaches the agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, and the breaching party does not correct the breach within 30 days after notice;

   - by Borg-Warner Automotive, if, on the date the merger would otherwise occur, the average of the daily high and low sales prices of a Borg-Warner Automotive common share during the 20 consecutive trading days immediately preceding the third trading day prior to such date is less than $40.00; or

   - by Kuhlman, if it determines to enter into an agreement providing for a competing transaction that it determines, after consultation with its financial advisors, is more favorable to its stockholders from a financial point of view than the merger with Borg-Warner Automotive.

     Kuhlman is required to pay Borg-Warner Automotive its fees and expenses up to $4 million plus a termination fee of $15 million if the merger agreement is terminated for any of the following reasons:

   - the merger is not completed by the later of May 31, 1999, or 30 days after the receipt of all required governmental approvals, and the Kuhlman special meeting has not been held prior to May 31, 1999, and at any time prior to such termination there was made to Kuhlman or publicly disclosed a proposal for a competing transaction;

   - the Kuhlman Board of Directors withdraws or adversely modifies its recommendation of the merger to Kuhlman stockholders;

   - the Kuhlman Board of Directors approves or recommends a competing transaction; or

   - Kuhlman determines to enter into an agreement providing for a competing transaction that it determines, after consultation with its financial advisors, is more favorable to Kuhlman stockholders from a financial point of view than the merger with Borg-Warner Automotive.

     In addition to the $15 million termination fee described above, Kuhlman is required to pay Borg-Warner Automotive an additional termination fee of $10 million if the merger agreement is terminated because of any of the reasons that would result in the payment of the $15 million termination fee, and within 18 months of the termination Kuhlman completes a competing transaction with a party that made to Kuhlman or publicly disclosed a proposal with respect to a competing transaction prior to termination.

     If the merger agreement is terminated because the merger agreement and the merger are not approved by the Kuhlman stockholders, and the Kuhlman Board of Directors did not withdraw or adversely modify its recommendation of the merger, approve or recommend a competing transaction or terminate the merger agreement to enter into a superior proposal, Kuhlman is required to pay Borg-Warner Automotive only its fees and expenses up to $4 million.

     Borg-Warner Automotive is also required to pay Kuhlman its fees and expenses up to $4 million if the merger agreement is terminated by Borg-Warner Automotive because, on the date the merger would otherwise occur, the average of the daily high and low sale prices of Borg-Warner Automotive common shares during the 20 consecutive trading days ending on the third trading day prior to such date is less than $40.00.

EFFECTS OF THE MERGER ON THE RIGHTS OF KUHLMAN STOCKHOLDERS (SEE PAGE 69)

     If you receive Borg-Warner Automotive common shares in the merger, your rights as a stockholder of Borg-Warner Automotive will be governed by Delaware law and by Borg-Warner Automotive's charter and by-laws. Your rights under Borg-Warner Automotive's charter and by-laws differ in certain respects from your rights under Kuhlman's charter and by-laws.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     Borg-Warner Automotive common shares are listed and traded on the New York Stock Exchange under the symbol "BWA." Kuhlman shares are listed and traded on the New York Stock Exchange under the symbol "KUH."

     The following table provides trading information for a Borg-Warner Automotive share and for a Kuhlman share, and the dividends declared, for the periods indicated. All of the prices set forth in this section are as reported on the New York Stock Exchange Composite Transaction Tape, based on published financial sources.

                                      BORG-WARNER
                                AUTOMOTIVE COMMON STOCK              KUHLMAN COMMON STOCK
                              ----------------------------   -------------------------------------
                                                   CASH                                    CASH
                                                 DIVIDENDS                               DIVIDENDS
                                                    PER                                     PER
                              HIGH      LOW        SHARE     HIGH            LOW           SHARE
                              ----      ----     ---------   ----            ----        ---------
1996
  First Quarter.............  $33 5/8   $28 3/8    $0.15     $15 5/8         $11 7/8       $0.15
  Second Quarter............   43        33 5/8     0.15      18 1/2          15 1/8        0.15
  Third Quarter.............   40 3/8    34         0.15      17 1/2          13 5/8        0.15
  Fourth Quarter............   40 7/8    33 1/2     0.15      19 3/8          14 1/8        0.15
1997
  First Quarter.............   43 1/4    38 3/8     0.15      24 1/8          17 1/8        0.15
  Second Quarter............   54 3/4    41 3/4     0.15      32 3/8          23 1/8        0.15
  Third Quarter.............   58        50 5/16    0.15      36 1/8          27            0.15
  Fourth Quarter............   61 1/2    46         0.15      40              32 15/16      0.15
1998
  First Quarter.............   65 1/4    48 15/16    0.15     51 3/8          35 1/4        0.15
  Second Quarter............   68 3/8    43 1/4     0.15      50 1/4          36            0.15
  Third Quarter.............   52 1/8    36 7/16    0.15      44 3/16         23 3/8        0.15
  Fourth Quarter............   57 1/4    33 1/16    0.15      37 7/8          22 1/4        0.15
1999
  First Quarter (through
     January 20, 1999)......   56        49 7/8       --      37 7/8          37 1/4        0.15

     The table below shows the closing price for Kuhlman and Borg-Warner Automotive common shares, and the Kuhlman equivalent per share closing price on December 17, 1998, the last full trading day before the public announcement of the proposed transactions, and on January 20, 1999, the most recent available date prior to the printing of this proxy statement/prospectus. The Kuhlman equivalent per share price as of a particular date is the market value as of that date of the Borg-Warner Automotive common shares that would be issued in the merger in exchange for one Kuhlman share, assuming the merger were completed on that date. The Kuhlman equivalent per share price is obtained by

     (1) averaging the high and low sales prices for Borg-Warner Automotive common shares over the 20 consecutive trading days immediately preceding the third trading day prior to the given date;

     (2) dividing that average price into $39.00 to obtain the number of Borg-Warner Automotive common shares that would be issued in exchange for one Kuhlman share if the merger were completed on the given date; and

     (3) multiplying that number of shares by the closing price of Borg-Warner Automotive common shares on the given date.

                                        BORG-WARNER                        KUHLMAN
                                        AUTOMOTIVE                      EQUIVALENT PER
                                           PRICE       KUHLMAN PRICE     SHARE PRICE
                                        -----------    -------------    --------------
December 17, 1998...................       $  51 1/2       $  31 1/2        $40.89
January 20, 1999....................       $  51 1/2       $  37 13/16      $38.54

     On October 16, 1998, the Borg-Warner Automotive Board of Directors declared a dividend on Borg-Warner Automotive common shares of $0.15 per share payable on November 16, 1998 to holders of record on November 2, 1998. Borg-Warner Automotive anticipates that it will continue to pay quarterly cash dividends. The Borg-Warner Automotive Board of Directors, however, has discretion to decide upon the timing and amount of any future dividends; whether or not Borg-Warner Automotive will pay such dividends (and, if so, how much such dividends will be) will depend on Borg-Warner Automotive's future earnings, financial condition, capital requirements and other factors.

     On November 20, 1998, the Kuhlman Board of Directors declared a dividend on Kuhlman shares of $0.15 per share payable on January 12, 1999 to holders of record on December 11, 1998. As part of the merger agreement, Kuhlman has agreed that, until the merger is completed or the merger agreement is otherwise terminated, it will not make, declare or pay any dividend or distribution on Kuhlman shares, other than regular quarterly dividends on Kuhlman shares of $0.15 per share with record and payment dates consistent with past practice.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

BORG-WARNER AUTOMOTIVE

     In the table below, we provide you with selected historical consolidated financial data of Borg-Warner Automotive. Borg-Warner Automotive prepared this information using its audited consolidated financial statements for each of the fiscal years in the five-year period ended December 31, 1997, and its unaudited consolidated financial statements for the nine-month periods ended September 30, 1998 and 1997.

     When you read this selected historical consolidated financial information, you should consider reading along with it the historical financial statements and accompanying notes that Borg-Warner Automotive has included as Exhibit 13.1 to its Annual Report on Form 10-K for the year ended December 31, 1997 and in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998. You can obtain these reports by following the instructions we provide under "Where You Can Find More Information" on page 74 of this proxy statement/prospectus.

      BORG-WARNER AUTOMOTIVE -- SELECTED HISTORICAL FINANCIAL INFORMATION

                                        NINE MONTHS
                                           ENDED
                                       SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                    -------------------   ------------------------------------------------------
                                      1998       1997       1997       1996         1995       1994       1993
                                    --------   --------   --------   --------     --------   --------   --------
                                                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales.........................  $1,347.6   $1,300.0   $1,767.0   $1,540.1     $1,329.1   $1,223.4   $  985.4
Earnings before cumulative effect
  of accounting change............  $   62.9   $   76.0   $  103.2   $   41.8     $   74.2   $   64.4   $   32.8
Cumulative effect of change in
  accounting......................        --         --         --         --           --         --   $ (130.8)(a)
                                    --------   --------   --------   --------     --------   --------   --------
Net earnings (loss)...............  $   62.9   $   76.0   $  103.2   $   41.8     $   74.2   $   64.4   $  (98.0)
                                    ========   ========   ========   ========     ========   ========   ========
Earnings per share before
  cumulative effect of accounting
  change -- basic.................  $   2.68   $   3.21   $   4.35   $   1.77(b)  $   3.18   $   2.79   $   1.46(c)
Earnings per share before
  cumulative effect of accounting
  change -- diluted...............  $   2.65   $   3.17   $   4.31   $   1.75(b)  $   3.15   $   2.75   $   1.42(c)
Cumulative effect of initial
  application of new accounting
  standard for postretirement
  benefits, net of taxes, per
  share -- basic..................        --         --         --         --           --         --   $  (5.81)(a)
Cumulative effect of initial
  application of new accounting
  standard for postretirement
  benefits, net of taxes, per
  share -- diluted................        --         --         --         --           --         --   $  (5.65)(a)
Net earnings (loss) per share --
  basic...........................  $   2.68   $   3.21   $   4.35   $   1.77(b)  $   3.18   $   2.79   $  (4.35)(c)
Net earnings (loss) per share --
  diluted.........................  $   2.65   $   3.17   $   4.31   $   1.75(b)  $   3.15   $   2.75   $  (4.23)(c)
Average shares outstanding
  (thousands) -- basic............    23,509     23,692     23,683     23,564       23,303     23,048     22,522(c)
Average shares outstanding
  (thousands) -- diluted..........    23,690     23,907     23,934     23,830       23,570     23,424     23,148(c)
Cash dividend declared per
  share...........................  $   0.45   $   0.45   $   0.60   $   0.60     $   0.60   $   0.45   $  0.125

BALANCE SHEET DATA
Total assets......................  $1,759.5   $1,696.4   $1,736.3   $1,623.6     $1,335.2   $1,240.3   $1,159.4
Total debt........................  $  351.7   $  293.6   $  338.1   $  317.3     $  134.7   $  107.3   $  159.6
Stockholders' equity..............  $  729.3   $  687.6   $  693.7   $  628.8     $  600.0   $  534.9   $  459.1

-------------------------

(a) Amount reflects the adoption of Statement of Financial Accounting Standards No. 106 in 1993.

(b) Borg-Warner Automotive recorded a pre-tax loss on the sale of its North American manual transmission business in the amount of $61.5 million, which, net of a tax benefit of $26.5 million, resulted in an after-tax charge of $35 million, or $1.49 per share.

(c) Earnings per share for 1993 have been calculated assuming that the initial public offering of common stock completed in August 1993 had been completed on January 1, 1993.

KUHLMAN

     In the table below, we provide you with selected historical consolidated financial data of Kuhlman. Kuhlman prepared this information using its audited consolidated financial statements for each of the fiscal years in the five-year period ended December 31, 1997, and its unaudited consolidated financial statements for the nine-month periods ended September 30, 1998 and 1997.

     When you read this selected historical consolidated financial information, you should read along with it the historical financial statements and accompanying notes that Kuhlman has included in its Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998. You can obtain these reports by following the instructions we provide under "Where You Can Find More Information" on page 74 of this proxy statement/prospectus.

              KUHLMAN -- SELECTED HISTORICAL FINANCIAL INFORMATION

                                  NINE MONTHS ENDED
                                    SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   1998     1997(a)    1997(a)    1996(b)      1995       1994       1993
                                 --------   --------   --------   --------   --------   --------   --------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales......................  $571,100   $468,733   $643,440   $456,465   $425,384   $396,117   $242,221
Income before extraordinary
  item.........................  $ 28,576   $ 19,364   $ 27,929   $ 17,336   $ 10,044   $  9,970   $    310
Extraordinary item, net of
  tax..........................        --         --         --         --   $ (1,861)        --         --
Net income.....................  $ 28,576   $ 19,364   $ 27,929   $ 17,336   $  8,183   $  9,970   $    310
Earnings per share before
  extraordinary item --
  basic........................  $   1.71   $   1.32   $   1.84   $   1.29   $   0.76   $   0.77   $   0.02
Earnings per share before
  extraordinary item --
  diluted......................  $   1.64   $   1.25   $   1.75   $   1.25   $   0.75   $   0.73   $   0.02
Effect of extraordinary item,
  net of taxes, per share --
  basic........................        --         --         --         --   $  (0.14)        --         --
Effect of extraordinary item,
  net of taxes, per share --
  diluted......................        --         --         --         --   $  (0.14)        --         --
Net earnings per share --
  basic........................  $   1.71   $   1.32   $   1.84   $   1.29   $   0.62   $   0.77   $   0.02
Net earnings per share --
  diluted......................  $   1.64   $   1.25   $   1.75   $   1.25   $   0.61   $   0.73   $   0.02
Average shares outstanding
  (thousands) -- basic.........    16,704     14,698     15,160     13,389     13,178     13,009     12,812
Average shares outstanding
  (thousands) -- diluted.......    17,430     15,464     15,929     13,858     13,475     13,647     13,464
Cash dividend declared per
  share........................  $   0.45   $   0.45   $   0.60   $   0.60   $   0.60   $   0.60   $   0.60
BALANCE SHEET DATA
Total assets...................  $475,308   $420,217   $461,318   $277,416   $214,902   $229,185   $242,921
Total debt.....................  $ 98,510   $102,786   $117,732   $ 94,597   $ 74,175   $ 84,773   $106,130
Stockholders' equity...........  $203,710   $167,138   $174,453   $ 91,574   $ 74,232   $ 73,216   $ 64,187

-------------------------

(a) Includes the results of the Transportation Products Group of Kysor Industrial Corporation from March 10, 1997.

(b) Includes the results of Communication Cable, Inc. from February 21, 1996 and Web Wire Products, Inc. from October 8, 1996, and excludes the results of Nehring Electrical Works Company, which Kuhlman sold in December 1995.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated financial information for Borg-Warner Automotive and Kuhlman gives effect to the merger and anticipated sale of Kuhlman's electrical products businesses though it occurred at January 1, 1998 or January 1, 1997 for statement of operations purposes and as of September 30, 1998, for balance sheet purposes. Revenues, costs and expenses of the electrical products businesses have been deducted from the Borg-Warner Automotive pro forma consolidated financial statements, including interest expense and amortization of goodwill allocated to the electrical products businesses as a result of the merger. See "Unaudited Pro Forma Consolidated Financial Statements." The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results that actually would have occurred if the merger had been completed on the dates indicated or that may be expected in the future. Such unaudited pro forma condensed consolidated financial information should be read in conjunction with the audited historical consolidated financial statements and notes thereto of Borg-Warner Automotive and Kuhlman incorporated by reference herein and in conjunction with "Unaudited Pro Forma Consolidated Financial Statements."

                                                          (DOLLARS IN MILLIONS,
                                                         EXCEPT PER SHARE DATA)
                                                      -----------------------------
                                                       NINE MONTHS
                                                          ENDED         YEAR ENDED
                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          1998             1997
                                                      -------------    ------------
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS DATA:
  Net sales.......................................      $1,690.6         $2,106.9
  Net earnings....................................      $   71.0         $  105.0
  Weighted average shares -- basic (thousands)....        26,388           26,562
  Weighted average shares -- diluted
     (thousands)..................................        26,569           26,813
  Net earnings per Borg-Warner Automotive share --
     basic........................................      $   2.69         $   3.95
  Net earnings per Borg-Warner Automotive share --
     diluted......................................      $   2.67         $   3.91

                                                      SEPTEMBER 30,
                                                          1998
                                                      -------------
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE
SHEET DATA:
  Total assets....................................      $2,684.8
  Long-term debt, including capital leases........      $  908.2
  Stockholders' equity -- Borg-Warner
     Automotive...................................      $  879.3

                      UNAUDITED COMPARATIVE PER SHARE DATA

     We have set forth below information concerning book value, earnings and cash dividends per share for each of Kuhlman and Borg-Warner Automotive on both historical and pro forma consolidated bases and for Kuhlman on a per share equivalent pro forma basis. We have derived the pro forma consolidated earnings per share from the unaudited pro forma consolidated financial statements presented elsewhere in this document. Book value per share for the pro forma consolidated presentation is based upon outstanding Borg-Warner Automotive common shares, adjusted to include the estimated number of Borg-Warner Automotive common shares to be issued in the merger for certain outstanding Kuhlman shares at the time the merger is completed. The per share equivalent pro forma consolidated data for Kuhlman shares and the book value per share data for the pro forma consolidated presentation are based on the assumed conversion of each Kuhlman share into 0.7484 of a share of Borg-Warner Automotive common stock, which exchange ratio was calculated by dividing $39.00 by $52.11, the average of the daily high and low sales prices of shares of Borg-Warner Automotive common stock on the New York Stock Exchange during the 20 consecutive trading days immediately preceding the third trading date prior to January 20. See "The Merger Agreement -- Conversion of shares of Kuhlman Common Stock." Revenues, costs and expenses of the electrical products businesses have been deducted from the Borg-Warner Automotive pro forma consolidated financial statements, including interest expense and amortization of goodwill allocated to the electrical products businesses as a result of the merger. See "Unaudited Pro Forma Consolidated Financial Statements." You should read the information set forth below in conjunction with the respective audited and unaudited financial statements of Borg-Warner Automotive and Kuhlman incorporated by reference in this document and the unaudited pro forma consolidated financial statements and the notes thereto presented elsewhere in this document. See "Where You Can Find More Information."

                                                             BORG-WARNER
                                               BORG-WARNER    AUTOMOTIVE     KUHLMAN
                                   KUHLMAN     AUTOMOTIVE     PRO FORMA     PRO FORMA
                                  HISTORICAL   HISTORICAL    CONSOLIDATED   EQUIVALENT
                                  ----------   -----------   ------------   ----------
Book value per common share --
  outstanding September 30,
  1998.........................     $12.11       $31.20         $33.50        $25.07
Net earnings per common
  share -- basic
  For the nine months ended
     September 30, 1998........     $ 1.71       $ 2.68         $ 2.69        $ 2.01
  For the year ended December
     31, 1997..................       1.84         4.35           3.95          2.96
Net earnings per common
  share -- diluted
  For the nine months ended
     September 30, 1998........     $ 1.64       $ 2.66         $ 2.67        $ 2.00
  For the year ended December
     31, 1997..................       1.75         4.31           3.91          2.93
Cash dividends per share:
  For the nine months ended
     September 30, 1998........     $ 0.45       $ 0.45         $ 0.45        $ 0.34
  For the year ended December
     31, 1997..................       0.60         0.60           0.60          0.45

                                  RISK FACTORS

     In considering whether to vote in favor of the merger between our companies and whether to elect to receive shares of Borg-Warner Automotive common stock or cash for your Kuhlman shares, you should consider all the information we have included in this document and its appendices and all the information included in the documents we have incorporated by reference in this document. In addition, you should pay particular attention to the following risk factors related to the merger and Borg-Warner Automotive. These factors are important, and we have not been able to quantify their potential effects on the combined company that will result from the merger.

CHANGES IN THE MERGER CONSIDERATION BECAUSE OF CHANGES IN BORG-WARNER AUTOMOTIVE STOCK PRICES

     Upon completion of the merger, each outstanding share of Kuhlman common stock will be converted into (a) $39.00 in cash or (b) $39.00 worth of shares of Borg-Warner Automotive common stock.

     The cash portion of the consideration to be paid to Kuhlman stockholders in the merger is a fixed dollar amount and will not be adjusted in the event of any increase or decrease in the price of either shares of Kuhlman common stock or shares of Borg-Warner Automotive common stock.

     The $39.00 value of the stock portion of the consideration reflects a particular share price of the Borg-Warner Automotive common stock; this price is equal to the average of the daily high and low sales prices of shares of Borg-Warner Automotive common stock on the New York Stock Exchange (the "NYSE") during the 20 consecutive trading days immediately preceding the third trading date prior to the closing date. The number of Borg-Warner Automotive shares exchanged for a Kuhlman share depends upon this average price. For example, if such average value is $52.11 per share, then a Kuhlman share will be converted into 0.7484 of a Borg-Warner Automotive share, which is the result obtained by dividing $39.00 by $52.11.

     The price per Borg-Warner Automotive common share on the NYSE when the merger takes place may vary from the price per Borg-Warner Automotive common share at (1) the date of this proxy statement/prospectus, (2) the date by which elections between stock and cash are due, and (3) the date of the special meeting. The price per Borg-Warner Automotive share on the NYSE when the merger takes place also may vary from the average value calculated as described above. Because of this, at the time of the special meeting and at the time by which elections between stock and cash are due, Kuhlman stockholders who will receive Borg-Warner Automotive common shares will not know the exact number of Borg-Warner Automotive common shares that they will receive when the merger is completed, nor will they know the exact market value of such shares.

     If the market value on the date of the merger is less than the average value calculated as described above, the market value of the Borg-Warner Automotive common stock received in exchange for one share of Kuhlman common stock will be less than $39.00.

     Variation in the price per share of Borg-Warner Automotive common stock is illustrated by the fact that during the 30-day period ending on January 20, 1999 (the most recent practicable date prior to the printing of this proxy statement/prospectus), the closing price per share of Borg-Warner Automotive common stock varied from a low of $47 3/4 to a high of $55 13/16 and ended that period at $51 1/2. Such variations may be the result of changes in the business, operations and prospects of Kuhlman or Borg-Warner

Automotive, market assessments of the likelihood that the merger will be completed and the timing of completion, regulatory considerations, general market and economic conditions and other factors. You should obtain current market quotations for Borg-Warner Automotive common stock.

FAILURE OR DELAY IN SELLING KUHLMAN'S ELECTRICAL PRODUCTS BUSINESSES

     After completion of the merger, Borg-Warner Automotive expects to sell Kuhlman's electrical products businesses. However, Borg-Warner Automotive has not yet located a buyer, and there can be no assurance that it will be able to sell the electrical products businesses on favorable terms. If Borg-Warner Automotive is unable to sell the businesses on favorable terms, its capital structure, cost of borrowing, and financial position could be adversely affected.

FAILURE OR DELAY IN ACHIEVING THE EXPECTED BENEFITS OF THE MERGER

     Borg-Warner Automotive expects the merger to be accretive in 1999, and believes that significant business opportunities and cost savings are achievable as a result of the merger. Estimates of cost savings are based upon many assumptions, including future sales levels and other operating results, ability to eliminate excess costs, ability to achieve cost reductions on future purchases of raw materials, availability of funds for capital expenditures, as well as general industry and business conditions and other matters, many of which are beyond the control of the combined company. Estimates of potential cost savings are forward-looking statements that are inherently uncertain. The combined company's actual cost savings, if any, could differ from those projected and such differences could be material. Therefore, you should not unduly rely on our estimates as predictors of actual cost savings. Unforeseen costs and expenses or other factors (whether arising in connection with the integration of the two companies' operations or otherwise) may offset the estimated cost savings or other components of the combined company's projected performance and may result in delays in the realization of certain projected cost savings.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Kuhlman Board of Directors in favor of the merger, you should be aware that certain directors and executive officers of Kuhlman may have interests that are different from, or in addition to, the interests of the Kuhlman stockholders generally. In addition, certain officers have agreements with Kuhlman, including change in control agreements, and certain other rights under retention, incentive, or benefit and compensation plans maintained by Kuhlman. Some of these agreements and plans will provide the officers with severance benefits upon a change in control of Kuhlman, in particular upon completion of the merger. Also, certain key executives also were required to exercise options in 1998 as an inducement for Borg-Warner Automotive to enter into the merger. These key executives have received short-term recourse loans from Kuhlman to accomplish these option exercises. The executives also will receive payments to cover the interest incurred in connection with these loans. In addition, in connection with the merger, we will pay directors and officers, as well as other Kuhlman employees, the cash value of stock options, stock appreciation rights and awards achieved under Kuhlman's Long-Term Incentive Plan. The Kuhlman Board of Directors considered these interests, together with other relevant factors, in deciding to recommend that you approve the merger. See "The Merger -- Interests of Certain Persons in the Merger."

AUTOMOTIVE INDUSTRY CYCLICALITY

     Borg-Warner Automotive's principal operations are directly related to domestic and foreign automotive production. Automotive production and sales are cyclical and depend upon general economic conditions and other factors. As compared to 1997, we believe automotive production in 1998 declined slightly in North America, increased moderately in Europe, and declined in Asia. Any significant reduction in automotive production would have a material adverse effect on Borg-Warner Automotive's sales to original equipment manufacturers ("OEMs") and its financial position and operating results.

EFFECT OF ASIAN ECONOMIC CONDITIONS

     During 1997, approximately 21% of Borg-Warner Automotive's sales, including sales from unconsolidated joint ventures, were in Asia. Borg-Warner Automotive continues to be adversely affected by the weakness in Asia's economies. Sales of vehicles with Borg-Warner Automotive's higher-end content in automatic transmissions and four-wheel drives are particularly susceptible to weak economic conditions. Although Borg-Warner Automotive believes that its presence in Asian markets is critical to its long-term success, it cannot assure you that economic conditions in Asia will improve in the future and that it will not continue to be adversely affected by these economic conditions.

DEPENDENCE ON SPORT UTILITY AND LIGHT TRUCK MARKET SEGMENTS

     Some of Borg-Warner Automotive's products are currently used exclusively in sport utility vehicles and light trucks. Any significant reduction in production in this market segment or loss of business in this market segment would have a material adverse effect on Borg-Warner Automotive's sales to OEMs and its financial position and operating results. For example, Borg-Warner Automotive's 1998 first and second quarter results were adversely affected by the loss to a competitor of a four-wheel drive application for the Ford F-250 truck and the Ford F-350 truck, a 37% reduction in four-wheel drive transfer case shipments for the Ford F-150 truck and a decline in four-wheel drive transfer case shipments to SsangYong in Korea, which became a unit of Daewoo Motor Company in 1998.

COMPETITIVENESS OF OTHER AUTOMOTIVE COMPONENT MANUFACTURERS

     Borg-Warner Automotive competes worldwide with a number of other manufacturers and distributors that produce and sell products similar to those of Borg-Warner Automotive. Price, quality and technological innovation are the primary elements of competition. Borg-Warner Automotive's competitors include vertically integrated units of its major OEM customers, as well as a large number of independent domestic and international suppliers. Borg-Warner Automotive is not as large as a number of these companies and does not have as many financial or other resources. Increased competition could adversely affect Borg-Warner Automotive's businesses.

INCREASE IN COMPETITION FROM INTERNATIONAL SUPPLIERS

     The competitive environment has changed dramatically over the past few years as Borg-Warner Automotive's traditional United States OEM customers, faced with intense international competition, have expanded their worldwide sourcing of components. As a result, Borg-Warner Automotive has experienced competition from suppliers in other parts of the world that enjoy economic advantages, such as lower labor costs, lower health care costs and, in some cases, export or raw materials subsidies.

PRICING CONDITIONS

     There is substantial and continuing pressure on the OEMs to reduce costs, including costs of products Borg-Warner Automotive supplies. Although OEMs have indicated that they will continue to rely on outside suppliers, a number of Borg-Warner Automotive's major OEM customers manufacture products for their own uses that directly compete with Borg-Warner Automotive products. These OEMs could elect to manufacture such products for their own uses in place of the products Borg-Warner Automotive currently supplies. Borg-Warner Automotive believes that its ability to develop proprietary new products and to control its costs will allow it to remain competitive. However, Borg-Warner Automotive cannot assure you that it will be able to improve or maintain its gross margins on product sales to OEMs or that the recent trend by OEMs towards increased outsourcing will continue.

     Annual price reductions to OEM customers appear to have become a permanent feature of Borg-Warner Automotive's business environment. In 1997, Borg-Warner Automotive granted $18 million worth of price reductions. To maintain its profit margins, Borg-Warner Automotive seeks price reductions from its suppliers, improves production processes to increase manufacturing efficiency, updates product designs to reduce costs and develops new products whose benefits support increased pricing. Borg-Warner Automotive's ability to pass through increased raw material costs to its OEM customers is also limited, with cost recovery less than 100% and often on a delayed basis. Borg-Warner Automotive cannot assure you that it will be able to reduce costs in an amount equal to annual price reductions and the increase in raw material costs.

RELIANCE ON MAJOR CUSTOMERS

     Borg-Warner Automotive's worldwide sales in 1997 to Ford, GM and Chrysler (now a part of DaimlerChrysler) constituted approximately 43%, 20% and 10%, respectively, of Borg-Warner Automotive's 1997 consolidated sales. The corresponding percentages for 1996 were 42%, 21% and 9%. No other customer accounted for more than 10% of Borg-Warner Automotive's consolidated sales in either 1997 or 1996. Borg-Warner Automotive's 1997 consolidated sales do not include the approximately $354 million of sales made by its unconsolidated joint ventures. If sales from these unconsolidated joint ventures were included in 1997 consolidated sales, its worldwide sales to Toyota Motor Corporation and its affiliates would be approximately 7% of consolidated sales.

     Although Borg-Warner Automotive has had long-standing relationships with each of Ford, GM, Chrysler and Toyota and has sold a wide variety of products to various divisions of each company globally, the loss of any significant portion of its sales to any of these customers would have a material adverse effect on Borg-Warner Automotive's financial position and operating results.

DEPENDENCE OF BORG-WARNER AUTOMOTIVE'S LARGE CUSTOMERS ON THE UNITED AUTOMOBILE, AEROSPACE AND AGRICULTURAL IMPLEMENT WORKERS OF AMERICA

     All three of Borg-Warner Automotive's primary North American customers, GM, Ford and Chrysler, have major union contracts with the United Automobile, Aerospace and Agricultural Implement Workers of America. Because of the United States OEMs' dependence on a single union, Borg-Warner Automotive is affected by labor difficulties and work stoppages at OEMs' facilities. For example, Borg-Warner Automotive lost approximately $25 million in revenue as a result of the 1998 54-day strike by the United Automobile, Aerospace and Agricultural Implement Workers of America at GM.

LABOR RELATIONS

     Approximately 37% of Borg-Warner Automotive's domestic hourly employees are unionized. Borg-Warner Automotive's two most significant domestic collective bargaining agreements are for its Muncie, Indiana plant and its Ithaca, New York plant. The Muncie agreement was renewed in March 1998 and the Ithaca agreement was renewed in October 1998. While Borg-Warner Automotive believes that its relations with its employees are good, a prolonged dispute with its employees could have a material adverse effect on its financial position or operating results.

UNFUNDED PENSION OBLIGATIONS

     Borg-Warner Automotive has substantial unfunded pension obligations. On December 31, 1997, the present values of its projected benefit obligations and accumulated benefit obligations of underfunded plans were $234.4 million and $231.1 million, respectively. The fair value of its pension plan assets with respect to such plans as of December 31, 1997 was $177.5 million. The resulting unfunded portion of $56.9 million at December 31, 1997 compared favorably with an unfunded portion of $69.8 million at December 31, 1996 (based on Borg-Warner Automotive's projected benefit obligations on the respective dates). This decrease was due in part to an increase in the value of investments related to these obligations. Of the 1997 unfunded portion, approximately $25.3 million related to pension obligations for its German subsidiaries, which do not require funding. Borg-Warner Automotive's long-term objective is to fund its entire pension obligation with funds that are generated from operations, but it cannot assure you that this will actually occur.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     Borg-Warner Automotive's operations are subject to laws governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. Borg-Warner Automotive believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws. However, the operation of automotive parts manufacturing plants entails risks in these areas and Borg-Warner Automotive cannot assure you that it will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws that may be adopted in the future.

     Borg-Warner Automotive believes that the overall impact of compliance with regulations and legislation protecting the environment will not have a material adverse effect on its future financial position or operating results, but it cannot assure you that this will be the case. Capital expenditures and expenses in 1998 attributable to compliance with environmental laws were not material.

POTENTIAL LIABILITY UNDER ENVIRONMENTAL REGULATIONS

     Borg-Warner Automotive and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at 28 hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws. As a result, Borg-Warner Automotive may be liable for the cost of clean-up and other remedial activities at these sites.

     Based on information available to Borg-Warner Automotive, which, in most cases, includes:

     -  an estimate of allocation of liability among PRPs;

     - the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs apportioned to them;

     - currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs;

     -  estimated legal fees; and

     -  other factors,

it has established a reserve in its financial statements for indicated environmental liabilities with a balance of approximately $5.9 million at September 30, 1998.

     Borg-Warner Automotive currently expects this amount to be expended over the next three to five years.

     Borg-Warner Automotive believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its future financial position or operating results, either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs. However, Borg-Warner Automotive cannot assure you of the ultimate outcome.

YEAR 2000

     Borg-Warner Automotive is in the process of upgrading certain aspects of its operations to ensure that business systems do not fail to function either when the Year 2000 arrives or at other date intervals. Borg-Warner Automotive has completed an inventory of key systems and equipment with potential Year 2000 issues in the areas of business operating systems, manufacturing operations, operating infrastructure, customers and suppliers. This included an identification of mission critical systems, an assessment of the readiness of its applications for Year 2000 and the corrective action needed, if any.

     Borg-Warner Automotive also is participating in the process coordinated by the Automotive Industries Action Group, a group sponsored by the major U.S. automakers. The process consists of ongoing surveys to measure a company's state of readiness and its progress on the assessment and remediation stages of its program. The survey results are used to monitor progress against remediation action plans.

     Borg-Warner Automotive's program to become Year 2000 compliant is being operated on an enterprise-wide basis. A coordinator has been assigned overall administrative responsibility; however, each operating unit is responsible for compliance at its location. As of the end of June 1998, inventories and assessments had been completed at substantially all of its locations. Corrective action is underway. Borg-Warner Automotive believes that the majority of items identified as non-compliant would not significantly interfere with its operations if not updated. In addition, Borg-Warner Automotive's exposure to an enterprise-wide failure is less likely because of the relative autonomy of its operating units. Borg-Warner Automotive is operating on a schedule to have substantially all non-compliant items remedied by mid-1999. Borg-Warner Automotive is also seeking confirmation from key suppliers and other third parties that their systems and applications that affect Borg-Warner Automotive will be Year 2000 compliant by mid-1999.

     Concurrent with the Year 2000 effort, Borg-Warner Automotive is in the process of upgrading certain of its business operating systems at a number of its units to improve both business operations and control. Borg-Warner Automotive now requires any system acquired to be certified as Year 2000 compliant.

     Borg-Warner Automotive believes that it will spend approximately $11.5 million for new systems, to upgrade systems and equipment and for other efforts to ensure compliance with Year 2000 between 1997 and 1999. These costs will be paid for with cash from its operations. The bulk of such spending will provide for system improvements and enhancements, including compliance with Year 2000. Through September 30, 1998, Borg-Warner Automotive has spent approximately $6 million. Spending solely related to Year 2000 compliance is not expected to be material to either its financial position or results of operations for any given year.

     As with any program to upgrade business systems, there are risks that programs will not be completed on schedule and that programs will not accomplish all that they were supposed to accomplish. The chance of this happening throughout Borg-Warner Automotive is remote. Moreover, for individual failures to upgrade timely and effectively, the impact would most likely be a reduced level of quality control for operations and a substantial increase in the amount of manual intervention in areas such as material planning and inventory control, statistical process control, and financial and operational recordkeeping.

     Borg-Warner Automotive does not have in place substantial contingency plans because it believes that its efforts will be successful. Borg-Warner Automotive has, however, identified specific procedures required to keep its operations functioning in the event of delays or machine failures. As mentioned above, Borg-Warner Automotive has identified key suppliers and requested confirmation as to such suppliers' Year 2000 compliance. Borg-Warner Automotive is currently in the process of verifying supplier responses, including supplier audits and other action as appropriate. Borg-Warner Automotive is also considering the availability of alternative supply sources in the event that they are needed.

     Borg-Warner Automotive cannot assure you that the corrective actions it is implementing will prevent dating-systems problems or that the cost of doing so will not be material. In addition, disruptions with respect to the computer systems of vendors or customers, including both information technology and non-IT systems could impair its ability to obtain necessary materials or products to sell to or serve its customers. Disruptions of its computer systems or the computer systems of its vendors or customers, as well as the cost of avoiding such disruption, could have a material adverse effect upon Borg-Warner Automotive's financial position or operating results.

EURO CONVERSION

     On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and the euro. The participating countries adopted the euro as their common legal currency on that date. Borg-Warner Automotive has begun consideration of the effects of the euro conversion on its operations, but it is currently unsure of the potential impact that the euro conversion will have on its financial position or operating results. Because of the nature of Borg-Warner Automotive's business and customers, the effect is not expected to be material.

     You should refer to the discussion above under the heading "Cautionary Statements Regarding Forward-Looking Statements."

                                 THE COMPANIES

BORG-WARNER AUTOMOTIVE

     Borg-Warner Automotive is a leading global supplier of highly engineered systems and components, primarily for automotive powertrain applications. Borg-Warner Automotive's products are manufactured and sold worldwide, primarily to OEMs of passenger cars, sport utility vehicles and light trucks. Borg-Warner Automotive operates 35 manufacturing facilities in 12 countries in North America, Europe and Asia, and is an original equipment supplier to every major OEM in the world. Borg-Warner Automotive, a Delaware corporation, was incorporated in 1987. Borg-Warner Automotive's executive offices are located at 200 South Michigan Avenue, Chicago, Illinois 60604, telephone (312) 322-8500.

BWA MERGER CORP.

     BWA Merger Corp. ("Merger Sub") is a Delaware corporation formed by Borg-Warner Automotive in December 1998 solely for the purpose of merging into Kuhlman. Merger Sub is wholly owned by Borg-Warner Automotive. The mailing address of Merger Sub's principal executive offices is c/o Borg-Warner Automotive, Inc., 200 South Michigan Avenue, Chicago, Illinois 60604, telephone
(312) 322-8500.

KUHLMAN

     Kuhlman is a diversified, industrial manufacturing company that currently operates in two product segments: industrial products and electrical products. Through its Schwitzer Group, which comprises Kuhlman's industrial products business, Kuhlman is a leading worldwide manufacturer of proprietary engine components, including turbochargers, fans and fan drives, fuel tanks, instrumentation, heating/ventilation/air conditioning systems, and other products used primarily in commercial transportation products and industrial equipment. Kuhlman's electrical products businesses include the manufacture of transformers and other products for electrical utilities and industrial users, as well as electrical and electronic wire and cable products for use in consumer, commercial and industrial applications. Borg-Warner Automotive intends to sell the electrical products businesses following the completion of the merger. Kuhlman's products are sold to over 5,000 domestic and international customers operating in more than 60 countries worldwide. Kuhlman is a Delaware corporation that was incorporated in 1993 and whose predecessor company was founded in 1894. Kuhlman's executive offices are located at 3 Skidaway Village Square, Savannah, Georgia 31411, telephone (912) 598-7809.

                              THE SPECIAL MEETING

GENERAL

     This proxy statement/prospectus is being furnished to Kuhlman stockholders as part of the solicitation of proxies by the Kuhlman Board of Directors for use at a special meeting of stockholders of Kuhlman, to be held on March 1, 1999 at 9:30 a.m., local time, at the offices of Rudnick & Wolfe, 203 North LaSalle Street, Suite 1800, Chicago, Illinois. This proxy statement/prospectus and the enclosed form of proxy are first being mailed to stockholders of Kuhlman on January 23, 1999.

     At the special meeting, the stockholders of Kuhlman will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 17, 1998, as amended, by and among Kuhlman, Borg-Warner Automotive and Merger Sub, and to approve the merger of Merger Sub with and into Kuhlman.

     Each copy of this proxy statement/prospectus mailed to holders of shares of common stock of Kuhlman, is accompanied by a form of proxy for use at the special meeting, as well as a letter of transmittal and form of election to be used in connection with the exchange of shares of Kuhlman common stock for shares of Borg-Warner Automotive common stock or cash.

     The Kuhlman Board unanimously recommends that stockholders vote FOR the merger proposal. Approval of the merger proposal by Kuhlman stockholders is a condition to consummation of the merger.

RECORD DATE AND VOTING

     Kuhlman has fixed the close of business on January 19, 1999, as the record date for the determination of the Kuhlman stockholders entitled to notice of and to vote at the special meeting (the "Record Date"). Accordingly, only holders of record of shares of Kuhlman common stock on the Record Date will be entitled to notice of and to vote at the special meeting. As of the Record Date, 17,507,846 shares were outstanding and entitled to vote, which shares were held by approximately 5,664 holders of record. Each holder of record of shares of Kuhlman common stock on the Record Date is entitled to one vote per share. Such votes may be cast at the special meeting either in person or by properly executed proxy. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting.

     Approval of the merger proposal will require the affirmative vote of the holders of a majority of the shares of Kuhlman common stock outstanding on the Record Date. As of the Record Date, the directors and executive officers of Kuhlman may be deemed to be the beneficial owners of approximately 10.6% of the outstanding shares of Kuhlman common stock, and each such individual has advised Kuhlman that such individual intends to vote in favor of the merger proposal.

     Under the rules of the NYSE, brokers who hold shares in street name for customers have the authority to vote on certain "routine" proposals when they have not received instructions from beneficial owners. Under NYSE rules, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters such as the merger proposal and thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval and adoption of such proposals (i.e., "broker non-votes").

Abstentions and broker non-votes will be treated as shares that are present and entitled to vote at the special meeting for purposes of determining whether a quorum exists and will have the same effect as votes against approval of the merger proposal.

VOTING AND REVOCATION OF PROXIES

     All shares of Kuhlman common stock that are entitled to vote and are represented at the special meeting by properly executed non-revoked proxies will be voted at the special meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted FOR the merger proposal.

     Pursuant to the Kuhlman by-laws, the business that may be conducted at the special meeting is confined to that referenced in the notice of special meeting of stockholders that accompanies this proxy statement/prospectus. If any other matters are properly presented at the special meeting for consideration, including, among other things, consideration of a motion to adjourn the special meeting to another time or place (including, without limitation, for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger), the persons named in the enclosed form of proxy and acting thereunder generally will have discretion to vote on these matters in accordance with their judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (1) filing with the Secretary of Kuhlman, at or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy, (2) duly executing a later-dated proxy relating to the same shares of Kuhlman common stock and delivering it to the Secretary of Kuhlman before the vote at the special meeting, or (3) attending the special meeting and voting in person (although attendance at the special meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Richard A. Walker, Secretary, Kuhlman Corporation, 3 Skidaway Village Square, Savannah, Georgia 31411, or be hand delivered to the Secretary of Kuhlman at or before the vote at the special meeting.

     All expenses of Kuhlman's solicitation of proxies for the special meeting will be borne by Kuhlman. In addition to solicitation by use of the mails, proxies may be solicited from Kuhlman stockholders by directors, officers and employees of Kuhlman in person or by telephone, telegram or other means of communication. These directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Kuhlman has retained Georgeson & Company Inc., a proxy solicitation firm, to assist it in the solicitation of proxies for the special meeting at a cost of approximately $9,000 plus reimbursement of reasonable out-of-pocket expenses. In addition, Kuhlman will make arrangements with brokerage houses, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares of Kuhlman common stock held of record by such parties, and Kuhlman will reimburse these parties for their reasonable expenses.

                                   THE MERGER

     We are furnishing this proxy statement/prospectus to you in connection with the proposed merger between Merger Sub and Kuhlman because you are a holder of shares of Kuhlman common stock. If completed, the merger will be carried out as provided in the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus.

     The merger agreement provides that Merger Sub will be merged into Kuhlman, with Kuhlman surviving the merger as a wholly owned subsidiary of Borg-Warner Automotive. In the merger, each outstanding share of Kuhlman common stock (other than shares held by stockholders who have not voted in favor of the merger and have properly demanded appraisal with respect to such shares, and shares held by Kuhlman or any wholly owned subsidiary of Kuhlman) will be converted into the right to receive (1) $39.00 in cash, without interest, or (2) $39.00 worth of shares of Borg-Warner Automotive common stock. In determining the number of shares of Borg-Warner Automotive common stock to be received by Kuhlman stockholders for each of their shares of Kuhlman common stock, the shares will be valued at the average of the daily high and low sales prices of shares of Borg-Warner Automotive common stock on the NYSE during the 20 consecutive trading days immediately preceding the third trading date prior to the closing date. A proration process will ensure that approximately 78% of the Kuhlman shares are converted to cash, with the remaining 22% being converted into shares of Borg-Warner Automotive common stock. The consideration to be received in the merger for one share of Kuhlman common stock is referred to in this proxy statement/prospectus as the "Merger Consideration." The total value of consideration to be received by Kuhlman's stockholders in the merger, based on the number of shares of Kuhlman common stock outstanding on December 31, 1998, is approximately $677.8 million. Approximately $527.8 million (representing 78%) of this amount will be in cash, with the remaining $150 million (representing 22%) in Borg-Warner Automotive common stock.

BACKGROUND

     A primary objective of Kuhlman has been to become a larger, more diversified manufacturing organization focused on the creation of long-term stockholder value. Over the last several years, in an effort to become both larger and more international in scope, Kuhlman has expanded its operations both through internal growth and by acquiring businesses that participate in key strategic global markets. In addition, as part of its ongoing efforts to enhance stockholder value, Kuhlman's management has, from time to time, entered into informal discussions with select strategic and financial parties to explore the possibility and feasibility of entering into possible business combination transactions, in which Kuhlman would either remain the surviving corporation or be part of a larger, more globally diversified organization. These informal discussions were initiated by either Kuhlman or others, including Chase Securities Inc. (whose affiliate The Chase Manhattan Bank, is Kuhlman's lead commercial bank) and Robinson-Humphrey, both of whom are, from time to time, financial advisors to Kuhlman and who are co-advising Kuhlman on the present transaction. During most of 1998, however, no such informal discussions advanced past preliminary stages.

     On August 13, 1998, Robert S. Jepson, Jr., Chairman and Chief Executive Officer of Kuhlman, and Vernon J. Nagel, Executive Vice President of Finance, Chief Financial Officer and Treasurer of Kuhlman, met with John F. Fiedler, Chairman and Chief Executive Officer of Borg-Warner Automotive, Christopher A. Gebelein, Vice President,

Business Development of Borg-Warner Automotive, and Robin J. Adams, Vice President and Treasurer of Borg-Warner Automotive, to discuss a possible business combination between Kuhlman and Borg-Warner Automotive. Messrs. Jepson and Fiedler discussed their respective businesses and the possible benefits to stockholder value that could be produced by combining the two companies.

     Following this initial meeting, Messrs. Jepson and Fiedler had two telephone conversations to explore mutual interest in proceeding further with a possible business combination. On August 28, 1998, during the second of these telephone conversations, Messrs. Jepson and Fiedler agreed to continue their discussions in more detail. Kuhlman and Borg-Warner Automotive executed a customary non-disclosure agreement, dated August 28, 1998, protecting Kuhlman's confidential information. Kuhlman also provided Borg-Warner Automotive with financial information regarding a possible business combination between Kuhlman and Borg-Warner Automotive.

     On September 4, 1998, Mr. Nagel and Curtis G. Anderson, President and Chief Operating Officer of Kuhlman, met with members of Borg-Warner Automotive's senior management and with representatives of Morgan Stanley Dean Witter, Borg-Warner Automotive's financial advisor, to discuss further a possible business combination.

     On September 8, 1998, Messrs. Jepson and Anderson, as well as Gary G. Dillon, Chairman of Kuhlman's Schwitzer, Inc., subsidiary, Timothy J. Campbell, President and Chief Executive Officer of Schwitzer, and Richard H. Prange, Vice President, Chief Financial Officer of Schwitzer, met with members of Borg-Warner Automotive's senior management at a Schwitzer manufacturing plant in Asheville, North Carolina.

     Following several telephone conversations between Messrs. Nagel and Gebelein in the middle to latter part of September 1998 and the exchange of additional financial information by the two companies, it appeared as though a possible business combination would not be feasible, and the parties ceased further discussions.

     In late October 1998 and early November 1998, following further analysis by Borg-Warner Automotive of certain financial aspects of a potential transaction between Kuhlman and Borg-Warner Automotive, Mr. Gebelein contacted Mr. Nagel regarding such financial aspects and additional telephone conversations occurred regarding a possible business combination of Kuhlman and Borg-Warner Automotive. Messrs. Jepson and Fiedler also had a telephone conversation during this same period of time.

     On November 19, 1998, Kuhlman's Board met for their annual business plan review meeting, and on November 20, 1998, Kuhlman's Board held a regular meeting. At both meetings, the Board discussed in detail the possible business combination.

     On November 23, 1998, Messrs. Jepson and Fiedler had a telephone conversation during which it was decided that the two companies should enter into more formal discussions and begin more formal due diligence activities. Such discussions and due diligence activities were then commenced. Kuhlman's Board was kept advised of the status of the possible transaction with Borg-Warner Automotive. Kuhlman and Borg-Warner Automotive executed a customary non-disclosure agreement, dated December 1, 1998, protecting Borg-Warner Automotive's confidential information.

     On December 2, 1998, members of Kuhlman's senior management met with members of Borg-Warner Automotive's senior management, as well as with representatives of Morgan Stanley Dean Witter and Deloitte & Touche LLP, Borg-Warner Automotive's independent public accountants, to exchange operational and financial information and to continue their respective due diligence investigations of one another. The respective due diligence investigations continued through December 17, 1998.

     On December 8, 1998, the Kuhlman Board held a special meeting during which Mr. Jepson updated the directors on the status of the discussions and meetings with Borg-Warner Automotive. Following discussion of the strategic rationale of a business combination with Borg-Warner Automotive and Kuhlman's strategic alternatives, the Kuhlman Board authorized management to continue its negotiations and due diligence activities with Borg-Warner Automotive.

     On December 14, 1998, John Zvolensky, Jr., President and Chief Executive Officer of Kuhlman's Kuhlman Electric Corporation subsidiary, Thomas M. Minnich, Vice President -- Finance of Kuhlman Electric, D. Max Henderson, President and Chief Executive Officer of Kuhlman's Coleman Cable Systems, Inc. subsidiary, and Richard N. Burger, Vice President of Finance, Chief Financial Officer of Coleman Cable, as well as Mr. Nagel, met with senior management of Borg-Warner Automotive to review operational and financial matters related to Kuhlman Electric and Coleman Cable.

     On December 15, 1998, Messrs. Nagel, Dillon, Campbell, and Prange met with senior management of Borg-Warner Automotive to review operational and financial matters related to Schwitzer.

     On December 17, 1998, the Kuhlman Board held a special meeting to review the proposed transaction with Borg-Warner Automotive. Representatives of Robinson-Humphrey and senior management of Kuhlman made presentations and held discussions regarding the business and strategic rationales for the proposed transaction, the proposed terms of the transaction, certain legal considerations, and an update on the status of negotiations with Borg-Warner Automotive. Robinson-Humphrey and Kuhlman senior management reviewed, among other things, the matters set forth under "-- Kuhlman's Reasons for the Merger; Recommendation of the Kuhlman Board," including the terms of the proposed merger and the provisions contained in the draft merger agreement that had been negotiated by Kuhlman and Borg-Warner Automotive through their respective counsel. In addition, at this meeting, Robinson-Humphrey rendered its oral opinion, confirmed in writing, that, as of December 17, 1998, the consideration to be received by the Kuhlman stockholders in the merger is fair to the Kuhlman stockholders from a financial point of view. Following further discussion and consideration, the Kuhlman Board unanimously approved and authorized the execution of the merger agreement with certain proposed changes reviewed by Kuhlman senior management. The Borg-Warner Automotive Board also held a special meeting to review the proposed merger, and after discussion and consideration approved and authorized the execution of the merger agreement. Following further negotiation, each of Kuhlman and Borg-Warner Automotive executed and delivered the merger agreement. On December 18, 1998, prior to the opening of trading on the NYSE, the parties issued separate press releases announcing the execution of the definitive merger agreement.

KUHLMAN'S REASONS FOR THE MERGER; RECOMMENDATION OF THE KUHLMAN BOARD

     The Kuhlman Board unanimously determined that the merger is advisable and fair to, and in the best interests of, Kuhlman and its stockholders and has approved the merger agreement. In particular, the Kuhlman Board believes that the merger provides the Kuhlman stockholders with an opportunity to receive for their shares of Kuhlman common stock a substantial premium over the values that a stand-alone strategy could be expected to produce in a reasonable time period. In addition, the form of the Merger Consideration provides the Kuhlman stockholders with immediate cash value for all or a portion of their shares, while also providing them the opportunity to participate, as holders of shares of Borg-Warner Automotive common stock, in a larger, more globally diversified company with strong prospects for stockholder value enhancement in the future. In this regard, the Kuhlman Board considered that each Kuhlman stockholder will have the opportunity to select a form of Merger Consideration most closely aligned with such stockholder's investment objectives from among two alternatives: all cash or all shares of Borg-Warner Automotive common stock, subject to the proration procedures described elsewhere in this proxy statement/prospectus.

     In addition to the foregoing, in reaching its decision to approve the merger agreement and to recommend that the Kuhlman stockholders vote to approve and adopt the merger agreement, the Kuhlman Board considered the following material factors:

     - the Kuhlman Board's expectation of Borg-Warner Automotive's financial performance following the merger, taking into account, among other things:

       - the business, operations, financial condition, operating results and prospects of Kuhlman, Borg-Warner Automotive and the combined company;

       - the potential for cost savings that could be created by combining the respective businesses of Borg-Warner Automotive and Schwitzer, and the potential initial costs that could be incurred by Borg-Warner Automotive to achieve such cost savings;

       - the potential benefit to Borg-Warner Automotive of its intended sales of Kuhlman's Kuhlman Electric and Coleman Cable subsidiaries; and

       - Borg-Warner Automotive's expected post-merger capital structure and the accounting treatment of the merger;

     - the historical trading prices of Kuhlman common stock, on the one hand, and Borg-Warner Automotive common stock, on the other;

     - the fact that the Merger Consideration represents a substantial premium over the market prices of Kuhlman common stock generally prevailing prior to the announcement of the signing of the merger agreement;

     - the potential stockholder value that could be expected to be generated from the various strategic alternatives available to Kuhlman, including the alternative of remaining independent (with or without selling, spinning-off or otherwise disposing of one or more of its business units), as well as the results of the contacts and preliminary discussions held by Kuhlman senior management from time to time with third parties regarding possible business combinations;

     - the presentation by Robinson-Humphrey with respect to the merger and the opinion of Robinson-Humphrey as to the fairness, from a financial point of view, of the Merger Consideration to be received by the Kuhlman stockholders in the merger (see "The Merger -- Opinion of the Financial Advisor to the Kuhlman Board");

     - the terms of the merger agreement, all of which were the products of extensive arm's-length negotiations, including, without limitation, the following:

       -  the form and amount of the Merger Consideration;

       - the representations and warranties made by Borg-Warner Automotive with respect to its business, operations and financial condition;

       - the expense-reimbursement and termination-fee provisions requiring Kuhlman or Borg-Warner Automotive, as the case may be, to compensate the other party in certain circumstances in the event the merger agreement is terminated;

       - the nature and relatively limited number of conditions to the obligations of Borg-Warner Automotive to consummate the merger (including, in particular, the absence of a financing condition), which the Kuhlman Board believes increases the likelihood that the merger will be consummated if approved by stockholders; and

       - the absence of any significant regulatory impediments and the corresponding likelihood that the merger will be consummated.

     The Kuhlman Board also considered potentially negative factors in its deliberations concerning the merger, including, among others:

     - that, while the merger agreement gives Kuhlman the right to terminate such agreement if a superior proposal is made with respect to Kuhlman, the termination fee provisions of the merger agreement could have the effect of discouraging any such proposal;

     - the possibility that the merger may not be consummated and the possible effects of the public announcement of the merger on (a) Kuhlman's sales and operating results and (b) Kuhlman's ability to attract and maintain key personnel;

     - the risk that the anticipated benefits of the merger might not fully be realized;

     - the significant costs involved in connection with consummating the merger, including the substantial management time and effort required to effectuate the merger; and

     -  other risks described under "Risk Factors."

     The foregoing discussion addresses all the material information and factors considered by the Kuhlman Board in its consideration of the merger. In view of the variety of factors and the amount of information considered, the Kuhlman Board did not find it practicable to and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Kuhlman Board may have given different weights to different factors. Moreover, after due consideration of its fiduciary obligations, in the unanimous view of the Kuhlman Board, the potentially negative factors considered by it were not sufficient, either individually or collectively, to outweigh the positive factors considered by it in its deliberations relating to the merger. For a discussion of the interests of certain members of Kuhlman's management and the Kuhlman Board in the merger, see " -- Interests of Certain Persons in the Merger."

     THE KUHLMAN BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, KUHLMAN AND ITS STOCKHOLDERS AND HAS APPROVED THE

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

MERGER AGREEMENT. ACCORDINGLY, THE KUHLMAN BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF KUHLMAN VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER AT THE SPECIAL MEETING.

OPINION OF THE FINANCIAL ADVISOR TO THE KUHLMAN BOARD

     At the December 17, 1998 meeting of the Kuhlman Board, Robinson-Humphrey delivered an opinion in person that, as of such date, the Merger Consideration is fair to the Kuhlman stockholders from a financial point of view. At this meeting, Robinson-Humphrey presented to the Kuhlman Board an analysis and materials included in that analysis that supported Robinson-Humphrey's opinion as to the fairness of the proposed transaction.

     The full text of the opinion of Robinson-Humphrey, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix B. Kuhlman stockholders are urged to read the opinion in its entirety. Robinson-Humphrey's opinion is directed only to the consideration to be received by the Kuhlman stockholders in the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote. Robinson-Humphrey's opinion does not address the likely tax consequences of the merger to any Kuhlman stockholder. Robinson-Humphrey's opinion does not constitute a recommendation to any stockholder with respect to the election to receive stock or cash. No limitations were imposed by Kuhlman or Borg-Warner Automotive with respect to the investigations made or procedures followed by Robinson-Humphrey in rendering its opinion, except that Robinson-Humphrey was not authorized to, and did not, solicit other proposals for the acquisition of Kuhlman. Robinson-Humphrey conducted a valuation analysis of the Kuhlman shares, but was not asked to and did not recommend a specific per share price to be paid by Borg-Warner Automotive for the purchase of Kuhlman. The summary of the opinion of Robinson-Humphrey set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

     In connection with its opinion, Robinson-Humphrey conducted, among other analyses:

     -  a review of the merger agreement;

     - a review of certain publicly available information concerning Kuhlman and Borg-Warner Automotive which Robinson-Humphrey believes to be relevant to its analysis;

     - a review of certain internal financial statements and other financial and operating data concerning Kuhlman furnished to Robinson-Humphrey by Kuhlman;

     - a trading history of Kuhlman common stock and Borg-Warner common stock and a comparison of those trading histories with those of other companies which Robinson-Humphrey deemed relevant; and

     - a comparison of the financial terms of the merger with such terms, to the extent publicly available, of certain comparable recent transactions that Robinson-Humphrey deemed relevant.

     In addition, Robinson-Humphrey held discussions with management of Kuhlman and Borg-Warner Automotive concerning other financial statistics and analyses and performed such other investigations and took into account such other matters as Robinson-Humphrey deemed appropriate.

     Robinson-Humphrey relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In that regard, with respect to Kuhlman's internal financial forecasts, which Kuhlman instructed Robinson-Humphrey to use for purposes of its analyses, Robinson-Humphrey assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Kuhlman's senior management as to the future financial performance of Kuhlman. Finally, Robinson-Humphrey has been informed by Borg-Warner Automotive, and has relied with Kuhlman's permission on such information, that Borg-Warner Automotive intends to pursue a sale of certain lines of business of Kuhlman after consummating the merger.

     The following is a summary of the presentation by Robinson-Humphrey to the Kuhlman Board on December 17, 1998:

     Historical Stock Price Analysis. Robinson-Humphrey analyzed the prices at which shares of Kuhlman traded over the last two years. In the past 24 months, dating back to January 1, 1997, the high daily closing price was $50.81 and the low daily closing price was $17.63. Robinson-Humphrey observed the average closing price for the common stock over this 24-month period to be $32.78. The closing prices on December 16, December 10 and November 17, 1998 were $30.56, $24.00 and $28.43, respectively. In addition, Robinson-Humphrey observed that, since January 1, 1997, only 21.5% of shares traded had been traded at or above the Merger Consideration of $39.00.

     Valuation Summary of Selected Comparable Publicly Traded Companies. Robinson-Humphrey reviewed and compared certain financial, operating and stock market information of Kuhlman and publicly traded companies in industries related to Kuhlman's lines of business. This selected group consisted of the following companies: Cooper Industries, Emerson Electric Co., Hubbell, Inc., Magna International, SPX Corporation, AFC Cable Systems, Inc., Belden Inc., Cable Design Technology, Encore Wire, Allied Signal Inc., Borg-Warner Automotive, Caterpillar Inc., Cummins Engine, Dana Corporation, Danaher Corporation, Detroit Diesel, Donaldson Company, Inc., Dura Automotive Systems, Federal-Mogul Corp., Mark IV Industries, Inc., Meritor Automotive, Modine Manufacturing and Regal Beloit Corp. These comparable companies were selected because they are publicly traded companies with operations similar to one or more of the lines of business of Kuhlman, either as an electrical product and transformer manufacturer, an electric cable manufacturer, or an industrial products manufacturer. Robinson-Humphrey calculated, among other things, current market price as a multiple of book value, multiples of firm value (defined as market equity value plus debt minus cash) based on last 12 months ("LTM") performance and multiples of estimated earnings per share ("EPS") for the LTM period, calendar year 1998 and calendar year 1999. The EPS estimates were based on the average of publicly available earnings estimates made by research analysts as provided by First Call Investor Service. Robinson-Humphrey averaged the multiples of the comparable companies in order to apply these multiples to Kuhlman's values. To accurately reflect average values for the statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect temporary market aberrations that can skew mean values. This analysis assumes that Kuhlman is a stand-alone entity, and assumes no synergies or cost savings from the merger.

     With respect to the comparable companies, Robinson-Humphrey took into account multiples based on the price/earnings ("P/E") ratios as compared to estimated earnings per share for LTM, estimated calendar year 1998 and estimated calendar year 1999. These multiples averaged 12.6x, 12.6x and 11.3x, respectively. Based on the closing price on December 16, 1998 of $30.56, Robinson-Humphrey calculated a multiple for Kuhlman of 14.3x for the LTM, 13.9x for calendar year 1998 and 11.5x for calendar year 1999. Based on the Merger Consideration of $39.00 per share, Robinson-Humphrey calculated a multiple for Kuhlman of 18.2x for the LTM, 17.7x for calendar year 1998 and 14.7x for calendar year 1999. Robinson-Humphrey noted that all of these multiples were above the comparable multiples.

     Robinson-Humphrey also considered the current market value to book value multiples of the comparable companies. These multiples averaged 2.1x. Robinson-Humphrey noted that the closing price on December 16, 1998 of $30.56 implied a multiple of 2.5x, while the Merger Consideration of $39.00 implied a multiple of 3.2x. Robinson-Humphrey observed that this multiple was higher than the average of the comparable multiples.

     Robinson-Humphrey also considered the implied firm values for Kuhlman based on LTM performance including: LTM revenues, LTM earnings before interest and taxes ("EBIT"), and LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"). In the analysis of comparable companies, multiples of firm value averaged 0.96x, 9.7x and 7.0x, respectively. Based on the closing price on December 16, 1998 of $30.56, Robinson-Humphrey calculated a firm value for Kuhlman of 0.82x LTM revenues, 8.7x EBIT and 6.5x EBITDA. Based on the Merger Consideration of $39.00 per share, Robinson-Humphrey calculated a multiple for Kuhlman of 1.07x LTM revenues, 11.4x EBIT and 8.4x EBITDA. Robinson-Humphrey noted that all of these multiples were above the comparable multiples of firm value.

     Comparable Merger and Acquisition Transaction Analysis. Robinson-Humphrey reviewed and compared selected mergers and acquisitions in two different categories, automotive transactions of various sizes and automotive-and-industrial transactions of between $250 million and $1 billion. The majority of these transactions occurred within the last four years. Robinson-Humphrey selected 15 transactions in the first category and 15 in the second, with six transactions that were utilized in both categories. The automotive-and-industrial transactions reviewed included:

     -  ElectroCom Automation Inc./AEG AG(Daimler-Benz AG)

     -  Automotive Industries Holding/Lear Seating Corp.

     -  Masland Corp./Lear Corp.

     -  CasTech Aluminum Group Inc./Commonwealth Aluminum Corp.

     -  Measurex Corp./Honeywell Inc.

     -  Kysor Industrial Corp./Scotsman Industries Inc.

     -  Greenwich Air Services Inc./General Electric Co.

     -  Stant Corp./Tomkins PLC

     -  Goulds Pumps Inc./ITT Industries Inc.

     -  Giddings & Lewis Inc./Thyssen AG

     -  Core Industries Inc./United Dominion Industries Ltd.

     -  Fusion Systems Corp./Eaton Corp.

     -  Exide Electronics Group Inc./BTR PLC

     -  Lukens Inc./Bethlehem Steel Corp.

     -  Pacific Scientific Co./Danaher Corp.

     The automotive transactions reviewed included:

     -  TRW Inc-Automotive Parts Business/Federal-Mogul Corp.

     -  Sealed Power Replacement/Federal-Mogul Corp.

     -  ElectroCom Automation Inc./AEG AG(Daimler-Benz AG)

     -  Federal-Mogul-Precision Forged/Borg-Warner Automotive

     -  Masland Corp./Lear Corp.

     -  Automotive Industries Holding/Lear Seating Corp.

     -  Centropiezas Group/Federal-Mogul Corp.

     -  Kysor Industrial Corp./Scotsman Industries Inc.

     -  Stant Corp./Tomkins PLC

     -  Goulds Pumps Inc./ITT Industries Inc.

     -  Coltec Inds-Holley Automotive/Borg-Warner Automotive

     -  Fel-Pro Inc. (Felt Products)/Federal-Mogul Corp.

     -  Kuehnle Kopp-Turbocharger Division/Borg-Warner Automotive

     -  General Signal Corp./SPX Corp.

     -  Cooper Automotive/Federal-Mogul Corp.

     Robinson-Humphrey also calculated, among other factors, equity purchase price as a multiple of (1) book value and (2) historical net income, and firm value as a multiple of (1) revenues, (2) EBITDA, and (3) EBIT. Robinson-Humphrey averaged the multiples of the comparable merger and acquisition transactions in order to apply these multiples to Kuhlman's values. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect temporary market aberrations that can skew mean values.

     The equity purchase price to book value multiples for automotive-and-industrial transactions and automotive transactions averaged 2.7x and 3.1x, respectively. The equity purchase price to book value multiple for Kuhlman based on the Merger Consideration of $39.00 per share was calculated to be 3.2x. The equity purchase price to historical net income multiples for automotive-and-industrial transactions and automotive transactions averaged 18.6x and 17.0x, respectively. The equity purchase price to historical net income multiple for Kuhlman based on the Merger Consideration of $39.00 per share was calculated to be 17.8x. Robinson-Humphrey observed that, when analyzing the equity purchase price multiples, Kuhlman's multiples were in line with other comparable multiples.

     The firm value to revenues multiples for automotive-and-industrial transactions and automotive transactions averaged 1.08x and 1.01x, respectively. The firm value to revenues multiple for Kuhlman based on the Merger Consideration of $39.00 per share was calculated to be 1.07x. The firm value to EBIT multiples for automotive-and-industrial transactions and automotive transactions averaged 12.6x and 11.8x, respectively. The firm value to EBIT multiple for Kuhlman based on the Merger Consideration of $39.00 per share was calculated to be 11.4x. The firm value to EBITDA multiples for automotive-and-industrial transactions and automotive transactions averaged 10.0x and 8.0x, respectively. The firm value to EBITDA multiple for Kuhlman based on the Merger Consideration of $39.00 per share was calculated to be 8.4x. Robinson-Humphrey observed that when, analyzing the firm value multiples, Kuhlman's multiples were in line with other comparable multiples.

     Robinson-Humphrey also considered, among other factors, the premiums paid based on the closing price of the target's shares at one day, one week and one month prior to the announcement date. Robinson-Humphrey calculated average premiums for selected transactions from the automotive-and-industrial category of 27.2%, 33.2%, and 42.4% at one day, one week and one month prior to announcement, respectively. Robinson-Humphrey observed that these premiums are in line with premiums associated with the merger. Robinson-Humphrey calculated premiums for Kuhlman to be 27.6%, 43.1% and 40.5% at one day, one week and one month prior to announcement, respectively.

     Discounted Cash Flow Analysis. Robinson-Humphrey performed a discounted cash flow analysis using financial forecasts provided by Kuhlman's management. Using the discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future cash flows set forth in these forecasts. Robinson-Humphrey calculated a net present value of free cash flows (defined as operating income after taxes plus depreciation and amortization less capital expenditures and any increase in net working capital) for the years 1999 through 2003 using discount rates ranging from 11% to 15%. Robinson-Humphrey calculated Kuhlman's terminal values in the year 2003 based on a multiple of EBITDA and a terminal growth rate of 3.5%. Robinson-Humphrey observed that the valuation based on these methods produced a range of value from $24.70 to $44.00, with a mean of $32.63. In addition, Kuhlman provided financial information forecasting $15 million of cost savings from operational synergies from the merger, and that information was utilized in an additional discounted cash flow analysis that included such synergies. Assuming the $15 million of annual savings and utilizing the methods and parameters outlined, Robinson-Humphrey observed that this valuation produced a per share range of $28.79 to $50.63, with a mean of $37.61. Robinson-Humphrey observed that the Merger Consideration was in line with, and above the mean of, these calculated ranges of values.

     Breakup Analysis. Robinson-Humphrey performed an analysis to estimate the value of each of Kuhlman's three lines of business as if each division were divested separately with net proceeds returned to stockholders. Robinson-Humphrey utilized the financial information supplied by Kuhlman for each of the individual operating segments, comparing this information to the firm value multiples calculated from comparable companies. Utilizing the multiples from certain segments of the comparable companies, Robinson-Humphrey was able to calculate a range for the gross value before the applicable debt or estimated taxes to each of Kuhlman's three lines of business. The range of values for Kuhlman Electric, Coleman Cable, and Schwitzer were $113 to $151 million, $118 to $174 million and $423 to $584 million, respectively. After combining each segment's independently calculated gross value and subtracting the consolidated debt and estimated taxes associated with the breakup of the operating segments, an implied equity value was derived and divided by the shares outstanding. On a per share basis, Robinson-Humphrey observed value in the range of $25.37 to $34.63. Robinson-Humphrey observed that the Merger Consideration of $39.00 per share was above this range of value.

     Summary. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Robinson-Humphrey's opinion. In arriving at its fairness determination, Robinson-Humphrey considered the results of all such analyses. Robinson-Humphrey did not separately consider the extent to which any one of the analyses supported or did not support the Robinson-Humphrey fairness opinion. No company or transaction used in the above analyses as a comparison is identical to Kuhlman or Borg-Warner Automotive or the contemplated merger. The analyses were prepared solely for purposes of Robinson-Humphrey in providing its opinion to the Kuhlman Board as to the fairness of the Merger Consideration to be received by the Kuhlman stockholders in the merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Kuhlman, Borg-Warner Automotive, Robinson-Humphrey or any other person assumes responsibility if future results are materially different from those forecast.

     As described above, Robinson-Humphrey's opinion to the Kuhlman Board was one of many factors taken into consideration by the Kuhlman Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Robinson-Humphrey and is qualified by reference to the written opinion of Robinson-Humphrey set forth in Appendix B hereto.

     Robinson-Humphrey, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and other valuation services. The Kuhlman Board selected Robinson-Humphrey to act as financial advisor and deliver a fairness opinion because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Following the proposal by Borg-Warner Automotive, Robinson-Humphrey was not authorized and did not solicit any indications of interest from any third party with respect to the purchase of all or part of Kuhlman's business.

     Robinson-Humphrey was selected to act as financial advisor to the Kuhlman Board in connection with the merger. Pursuant to a letter dated December 17, 1998, between the Kuhlman Board and Robinson-Humphrey, Kuhlman has agreed to pay Robinson-Humphrey (1) a retainer of $100,000 payable upon signing of the letter agreement, (2) a fee of $300,000 payable upon the delivery of the opinion and
(3) an additional fee of $600,000 payable upon the closing of the transaction for its services in connection with the merger. The letter agreement with Robinson-Humphrey and the Kuhlman Board provides that Kuhlman will reimburse Robinson-Humphrey for its out-of-pocket expenses and indemnify Robinson-Humphrey and certain related persons and entities against certain liabilities incurred in connection with its services thereunder.

     In the past, Robinson-Humphrey has been engaged by Kuhlman to perform various investment banking services and has received customary fees for such services. In the ordinary course of business, Robinson-Humphrey actively trades in Kuhlman common stock for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective when a certificate of merger is filed with the Secretary of State of Delaware in accordance with Section 251 of the Delaware General Corporation Law (the "DGCL") or such other time as Borg-Warner Automotive and Kuhlman will agree in writing should be specified in the certificate of merger (the date and time the merger becomes effective being the "Effective Time").

     The Effective Time will occur no earlier than the date of the special meeting. If the merger proposal is approved at the special meeting, the Effective Time will occur as promptly as possible after satisfaction or waiver of the remaining conditions to the merger contained in the merger agreement.

CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Certificate of Incorporation of the surviving corporation in the merger, which is Kuhlman, as in effect immediately prior to the Effective Time will be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained immediately prior to the Effective Time in the Certificate of Incorporation of Merger Sub, except for Article I of such Certificate of Incorporation, which will continue to read "The name of the corporation is 'Kuhlman Corporation.' " The by-laws of Merger Sub in effect immediately prior to the Effective Time will be the by-laws of the surviving corporation, until thereafter amended or as provided therein by applicable law.

DIRECTORS AND OFFICERS

     The directors of Merger Sub will be the directors of the surviving corporation, and the officers of Kuhlman will be the officers of the surviving corporation, until they resign, are removed from office or they otherwise cease to be a director or officer, or until their respective successors are duly elected and qualified. The officers of Kuhlman have indicated that they will resign as officers as of the closing of the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax considerations relevant to the exchange of shares of Kuhlman common stock for shares of Borg-Warner Automotive common stock and cash pursuant to the merger.

     Kuhlman stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular stockholders of Kuhlman in light of their particular circumstances, such as stockholders who are banks, insurance companies, tax-exempt organizations, dealers in securities, who are foreign persons, who do not hold their shares of Kuhlman common stock as capital assets, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior or subsequent to or concurrently with the merger (whether or not such transactions are in connection with the merger), including, without limitation, transactions in which shares of Kuhlman common stock are acquired or shares of Borg-Warner Automotive common stock are disposed of. ACCORDINGLY, KUHLMAN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE

MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

     The merger will be a taxable exchange. Kuhlman stockholders will recognize gain equal to the excess, if any, of (1) the sum of the fair market value of the shares of Borg-Warner Automotive common stock and any cash received in the merger over (2) the stockholder's basis in the shares of Kuhlman common stock exchanged therefor. However, if a Kuhlman stockholder's basis in such stockholder's Kuhlman common shares exchanged in the merger exceeds the sum of the fair market value of the shares of Borg-Warner Automotive common stock and any cash received in the merger, then the Kuhlman stockholder will recognize a loss equal to such excess. Such gain or loss will be capital if the shares were held as capital assets and long-term if the shares have been held for more than 12 months.

     The tax basis of the shares of Borg-Warner Automotive common stock received by a Kuhlman stockholder in the merger will be the fair market value of such shares on the closing date of the merger.

     No ruling has been or will be obtained from the Internal Revenue Service in connection with the merger.

ACCOUNTING TREATMENT

     The merger will be treated as a "purchase," and, as such, the purchase price will be allocated to Kuhlman's assets and liabilities based on their estimated fair market values at the date of acquisition, and any excess of the purchase price over such fair market values will be accounted for as goodwill.

REGULATORY APPROVALS

     HSR Act and Antitrust. As a condition to the merger and under federal law, Borg-Warner Automotive and Kuhlman must observe the notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"). The HSR Act provides for an initial 30-calendar-day waiting period following the filing with the U.S. Federal Trade Commission and the U.S. Department of Justice of certain Notification and Report Forms by the parties to the merger.

     On December 23, 1998, Borg-Warner Automotive and Kuhlman filed the Notification and Report Forms with the Department of Justice and the Federal Trade Commission for review in connection with the merger. The applicable waiting period is scheduled to expire at 11:59 p.m. on January 22, 1999 unless extended by the issuance of a request for additional information or other documentary materials. At any time before or after the Effective Time, the Federal Trade Commission, the Department of Justice or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the consummation of the merger or seeking the divestiture by Borg-Warner Automotive of all or part of the shares or assets of Kuhlman or of other business conducted by Borg-Warner Automotive or seeking to subject Borg-Warner Automotive or Kuhlman to certain operating conditions, before or after the merger is completed. There can be no assurance that a challenge to the merger will not be made or that, if such a challenge is made, Borg-Warner Automotive will prevail.

     In addition, under the laws of certain foreign nations, the merger may not be consummated unless certain filings are made with such nations' antitrust regulatory authorities and such authorities approve or clear the merger. The foreign approvals or clearances that will be required include a pre-merger notification filing with the German Federal Cartel Office under the laws of the Federal Republic of Germany. In addition, we will contact the Belgian Competition Service, the Competition Council in France and the Office of Fair Trading in the United Kingdom to establish whether a pre-merger notification will be required or is advisable in those countries.

     Kuhlman and Borg-Warner Automotive expect that the merger will not violate any antitrust laws and that all the antitrust regulatory authorities whose approval or clearance is required will approve or clear the merger, but there can be no assurance that such approvals or clearances will be received.

     Injunctions. The obligations of Borg-Warner Automotive and Kuhlman to complete the merger are subject to the condition that there be no temporary restraining order, preliminary or permanent injunction or other order issued by any court or governmental or regulatory authority of competent jurisdiction prohibiting completion of the merger.

LISTING OF THE SHARES OF BORG-WARNER AUTOMOTIVE COMMON STOCK ON THE NYSE

     In the merger agreement, Borg-Warner Automotive has agreed to use reasonable best efforts to cause the shares of Borg-Warner Automotive common stock that are to be issued pursuant to the merger agreement to be listed for trading on the NYSE. Such authorization for listing is a condition to the obligations of Borg-Warner Automotive, Merger Sub and Kuhlman to complete the merger.

MERGER FINANCING

     The total amount of cash, borrowings and equity required to complete the transactions contemplated by the merger agreement, including payment of cash and shares of Borg-Warner Automotive common stock to Kuhlman stockholders in the merger, refinancing of existing indebtedness, payments in connection with the settlement of stock options and certain long-term incentive agreements and severance agreements, and transaction fees and expenses, is estimated to be approximately $800 million. Borg-Warner Automotive will pay for the transactions by issuing approximately $150 million worth of shares of Borg-Warner Automotive common stock and borrowing approximately $650 million through a combination of public debt and bank debt under an existing credit facility, which will be amended prior to the closing of the merger.

     The public debt will be issued under a debt registration statement that was filed with the Securities and Exchange Commission (the "SEC") on November 6, 1998, but has not yet been declared effective. The debt registration statement currently covers up to $300 million of securities; however, the Borg-Warner Automotive Board authorized an increase in the amount of securities covered by the debt registration statement to $400 million on December 17, 1998. Interest on, and the maturity date of, the public debt will be determined by market conditions on the date of issuance. Interest on the borrowings under the existing credit facility will be determined by using a formula set forth in the related credit agreement. The existing credit facility will mature on September 30, 2001.

RESALE OF THE SHARES OF BORG-WARNER AUTOMOTIVE COMMON STOCK ISSUED IN THE MERGER; KUHLMAN AFFILIATES

     Shares of Borg-Warner Automotive common stock to be issued to Kuhlman stockholders in connection with the merger will be freely transferable under the Securities

Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), except for shares of Borg-Warner Automotive common stock issued to any person deemed to be an affiliate of Kuhlman for purposes of Rule 145 promulgated under the Securities Act at the time of the special meeting ("Kuhlman Affiliates"). Kuhlman Affiliates may not sell their shares of Borg-Warner Automotive common stock acquired in connection with the merger except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Pursuant to the merger agreement, Kuhlman has agreed that, no later than 10 days prior to the closing date, it will deliver to Borg-Warner Automotive a letter identifying all persons who, at the time of the special meeting, may be deemed to be Kuhlman Affiliates.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Kuhlman Board with respect to the merger, Kuhlman stockholders should be aware that certain members of Kuhlman's management and of the Kuhlman Board have interests in the merger that may be considered different from, or in addition to, the interests of the stockholders of Kuhlman generally. The Kuhlman Board was aware of such interests and considered them, among other matters, in approving the merger agreement and the merger.

     Change in Control Agreements. In February 1996, Kuhlman entered into change in control agreements with its executives, Messrs. Jepson, Anderson, Nagel and Walker, which agreements were amended in certain respects at the time the Kuhlman Board approved the merger agreement. Under the change in control agreements, each of the executives will be entitled to receive certain payments and benefits following the merger, provided that the executive does not voluntarily terminate employment with Kuhlman prior to the end of the first day immediately following the Effective Time (for these purposes, a termination of employment due to death or disability shall not constitute a voluntary termination of employment). The payments and benefits are as follows:

     - a cash payment equal to the sum of: (a) three times the executive's current annual base salary (which base salary is $500,000 for Mr. Jepson, $450,500 for Mr. Anderson, and $254,500 for each of Messrs. Nagel and Walker), (b) three times the executive's highest annual cash bonus of the past three years (which cash bonus amount is $700,000 for Mr. Jepson, $550,000 for Mr. Anderson, and $250,000 for each of Messrs. Nagel and Walker), and (c) an amount equal to any interest charged pursuant to the terms of any loan to the executive from Kuhlman that is made to cover the exercise price and tax obligations incurred by the executive by exercising any option the executive is required to so exercise in connection with the merger;

     - an additional payment to cover any liability on the part of the executive for income, employment and excise taxes (including taxes on any "excess parachute payments") with respect to the cash payments (which payment is expected to be approximately $9.5 million in total for Messrs. Jepson, Anderson, Nagel and Walker); and

     - continuation for three years of life, health, accidental death and disability benefits under plans in which the executive was participating at the time of the change in control. In addition, under the change in control agreements: (1) it is a condition to receiving these benefits that the executive exercise certain stock options after the date the merger agreement was executed and on or before December 31, 1998;

       (2) Kuhlman has agreed to make a short-term recourse loan to the executive in an amount equal to the exercise price and withholding obligations for such options; (3) provided there is no attempt to amend or terminate the change in control agreements after the Effective Time, no cash payments shall be made to the executives pursuant to the change in control agreements until the 91st day following the Effective Time (other than any required gross-up payments with respect to any taxes that are due or required to be withheld before such 91st day); and (4) funds to cover the payments under the change in control agreements will be set aside by Kuhlman in a "rabbi trust" to be created before the closing of the merger and will be guaranteed by Borg-Warner Automotive. The executives who are entitled to benefits under the change in control agreements will not be entitled to any severance pay or severance benefits under any plan, program, policy, arrangement or agreement other than the change in control agreements, Kuhlman's automobile policy and benefits under Kuhlman's Directors and Officers Health Incentive Plan.

     Stock Options, Stock Appreciation Rights and Other Awards. All stock options granted under Kuhlman's stock option plans that have not vested as of the date the Kuhlman stockholders vote to approve the merger (none of which are held by directors or executive officers of Kuhlman) will become vested upon such approval. Pursuant to the merger agreement, all options that remain outstanding as of the Effective Time will be canceled in exchange for a cash payment equal to the excess (if any) of $39.00 per share over the exercise price of the canceled option. In addition, pursuant to the merger agreement, all performance unit awards under the 1996 Long-Term Incentive Plan that have met the relevant performance goals (but have not met the relevant lapse of time, continued service or other vesting requirements) before the Effective Time will be paid in cash at the Effective Time. At the Effective Time, Messrs. Jepson and Anderson will each receive $625,000, Mr. Dillon will receive $500,000 and Messrs. Nagel and Walker will each receive $250,000, in each case in satisfaction of awards previously achieved pursuant to the 1996 Long-Term Incentive Plan. All directors and executive officers as a group will receive cash payments in the aggregate amount of $2.5 million under such plan. Any outstanding stock appreciation rights granted under the 1994 Stock Appreciation Rights Plan will be automatically exercised for cash upon stockholder approval of the merger. Messrs. Jepson and Anderson each hold stock appreciation rights with respect to 35,000 shares of Kuhlman common stock, Messrs. Nagel and Walker each hold stock appreciation rights with respect to 20,000 shares of Kuhlman common stock, and all directors and executive officers as a group hold stock appreciation rights with respect to a total of 110,000 shares of Kuhlman common stock. Each of such stock appreciation rights has a grant price of $13.88 per share.

     Real Estate Letter Agreement. As an inducement for Borg-Warner Automotive to enter into the merger agreement, Borg-Warner Automotive, Merger Sub, Kuhlman and Jepson Associates, Inc., a company controlled by Mr. Jepson, entered into a Real Estate Agreement under which the parties agreed to negotiate and enter into an agreement for purchase and sale of Kuhlman's corporate headquarters, aircraft hangar and related personal property located in Savannah, Georgia, for an aggregate net cash purchase price of $1,957,000.

     Directors' and Officers' Indemnification and Insurance. Pursuant to the merger agreement, from and after the Effective Time, Borg-Warner Automotive will cause the surviving corporation to indemnify and hold harmless the present and former officers and directors of Kuhlman in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Kuhlman Certificate of Incorporation (the "Kuhlman Charter") or the Kuhlman by-laws. In addition, Borg-Warner Automotive will, to the extent not obtained by Kuhlman prior to the Effective Time, use its best efforts to cause the surviving corporation or Borg-Warner Automotive to obtain and maintain for a period of six years after the Effective Time policies of directors' and officers' liability insurance with respect to acts or omissions occurring prior to the Effective Time, comparable to those currently maintained by Kuhlman. See also "The Merger Agreement -- Covenants."

     Employee Benefits. Borg-Warner Automotive has agreed, for a period of six months after the Effective Time, to provide, or to cause the surviving corporation to provide, generally to the officers and employees of the surviving corporation and its subsidiaries health and welfare benefits on terms and conditions in the aggregate that are no less favorable as those provided under Kuhlman's health and welfare plans as of the date of the merger agreement. See also "The Merger Agreement -- Covenants."

DIVIDEND INVESTMENT PLAN

     The Kuhlman Dividend Investment Plan will terminate upon the completion of the merger. Shares that you hold under this plan will be treated the same as other Kuhlman shares exchanged in the merger. We expect that Kuhlman stockholders who become Borg-Warner Automotive stockholders will have the right to participate in the Borg-Warner Automotive Dividend Reinvestment and Stock Purchase Plan, which is similar to the Kuhlman Dividend Investment Plan.

                    APPRAISAL RIGHTS OF KUHLMAN STOCKHOLDERS

     Delaware law entitles the holders of record of shares of Kuhlman common stock who follow the procedures specified in Section 262 of the DGCL to have their shares appraised by the Delaware Court of Chancery and to receive the "fair value" of such shares as of the Effective Time as determined by the court in place of the Merger Consideration, except that such right to an appraisal may not be available to holders who elect to receive cash in the merger or who elect to receive stock in the merger and in fact receive stock (other than cash received in lieu of fractional shares), even if some other holders who elect to receive stock are required to accept some cash. Regardless of the ultimate availability of appraisal rights, in order to exercise such rights, a stockholder must demand and perfect the rights in accordance with Section 262 of the DGCL. The following is a summary of Section 262 of the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is attached hereto as Appendix C. Stockholders should carefully review Section 262 of the DGCL as well as information discussed below to determine their rights to appraisal.

     If a stockholder of Kuhlman elects to exercise the right to an appraisal under Section 262 of the DGCL, such stockholder must do ALL of the following:

     (1) file with Kuhlman at its main office in Savannah, Georgia, a written demand for appraisal of the shares of Kuhlman common stock held (which demand must identify the stockholder and expressly request an appraisal) before the vote is taken on the merger agreement at the special meeting (this written demand for appraisal must be in addition to and separate from any proxy or vote against the merger agreement; neither voting against, abstaining from voting nor failing to vote on the merger agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL);

     (2) not vote in favor of the merger agreement (a failure to vote or abstaining from voting will satisfy this requirement, but a vote in favor of the merger agreement, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval and adoption of the merger agreement, will constitute a waiver of such stockholder's right of appraisal and will nullify any previously filed written demand for appraisal); and

     (3)  continuously hold such shares through the Effective Time.

     All written demands for appraisal should be addressed to: Richard A. Walker, Secretary, Kuhlman Corporation, 3 Skidaway Village Square, Savannah, Georgia 31411, before the vote is taken on the merger agreement at the special meeting, and should be executed by, or on behalf of, the holder of record. Such demand must reasonably inform Kuhlman of the identity of the stockholder and that such stockholder is thereby demanding appraisal of such stockholder's shares.

     Within 10 days after the Effective Time, Borg-Warner Automotive will give written notice of the Effective Time to each stockholder of Kuhlman who has satisfied the requirements of Section 262 of the DGCL and has not voted for the proposal to approve and adopt the merger agreement and the transactions contemplated thereby (a "Dissenting Stockholder"). Within 120 days after the Effective Time, Borg-Warner Automotive or any Dissenting Stockholder may file a petition in the court demanding a determination of the fair value of the shares of Kuhlman common stock of all Dissenting Stockholders. Any Dissenting Stockholder desiring the filing of such petition is advised to file such petition on a timely basis unless such Dissenting Stockholder receives notice that such a petition has been filed by Borg-Warner Automotive or another Dissenting Stockholder.

     If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and thereafter will determine the fair value of the shares of Kuhlman common stock held by Dissenting Stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining such fair value, the court shall take into account all relevant factors. The court may determine such fair value to be more than, less than or equal to the consideration that such Dissenting Stockholder would otherwise be entitled to receive pursuant to the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal shall cease. The costs of the appraisal proceeding shall be determined by the court and taxed against the parties as the court determines to be equitable under the circumstances. Upon the application of any stockholder, the court may determine the amount of interest, if any, to be paid upon the value of the stock of stockholders entitled thereto. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

     From and after the Effective Time, no Dissenting Stockholder shall have any rights of a Kuhlman stockholder with respect to such holder's shares for any purpose, except to receive payment of its fair value and to receive payment of dividends or other distributions on such holder's shares, if any, payable to Kuhlman stockholders of record as of a date prior to the Effective Time. If a Dissenting Stockholder delivers to Borg-Warner Automotive a written withdrawal of the demand for an appraisal within 60 days after the Effective Time or thereafter with the written approval of Borg-Warner Automotive, or if no petition for appraisal is filed within 120 days after the Effective Time, then the right of such Dissenting Stockholder to an appraisal will cease and such Dissenting Stockholder will be entitled to receive only the Merger Consideration.

     Because Section 262 of the DGCL entitles stockholders to appraisal rights only if they are required by the terms of the merger agreement to accept for their shares of Kuhlman common stock consideration other than shares of Borg-Warner Automotive common stock (or cash in lieu of fractional shares, Borg-Warner Automotive reserves the right to take the position in connection with any demand for appraisal or in any appraisal proceeding that appraisal rights are not available to any stockholder who elects to receive stock in the merger and receives such stock (other than cash received in lieu of fractional shares) or who elects to receive cash and receives either cash or stock.

                              THE MERGER AGREEMENT

     The description of the merger agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference.

GENERAL

     The merger agreement provides that Merger Sub will merge with and into Kuhlman, with Kuhlman surviving the merger as a wholly owned subsidiary of Borg-Warner Automotive. The merger will become effective in accordance with the certificate of merger to be filed with the Secretary of State of the State of Delaware. We expect that such filing will be made on the date on which the closing of the merger takes place, which closing, in turn, should occur as soon as practicable (but in any event within 10 business days) following the date upon which all conditions precedent to the merger set forth in the merger agreement have been satisfied or waived.

CONVERSION OF SHARES OF KUHLMAN COMMON STOCK

     The merger agreement provides that, at the Effective Time, each issued and outstanding share of Kuhlman common stock, including the preferred stock purchase rights associated with such common stock (other than shares held in the treasury of Kuhlman and shares held by stockholders who have not voted in favor of the merger and have properly demanded dissenters' rights), will be converted into the right to receive either (1) $39.00 in cash, without interest, or (2) $39.00 worth of shares of Borg-Warner Automotive common stock. In determining the number of shares of Borg-Warner Automotive common stock to be received by Kuhlman stockholders for each of their shares of Kuhlman common stock, the shares will be valued at the average of the daily high and low sales prices of shares of Borg-Warner Automotive common stock on the NYSE during the 20 consecutive trading days immediately preceding the third trading date prior to the closing date. A proration process will ensure that approximately 78% of the Kuhlman shares are converted to cash, with the remaining 22% being converted into shares of Borg-Warner Automotive common stock.

     As of the Effective Time, no shares of Kuhlman common stock will be outstanding; they will all be automatically canceled and retired. Each holder of a certificate representing shares of Kuhlman common stock (a "Certificate") will cease to have any rights with respect thereto, except the right to receive either (1) upon surrender of such Certificate, in accordance with the procedures set forth herein, $39.00 worth of shares of Borg-Warner Automotive common stock, $39.00 in cash, without interest, or, as a result of the proration process, a combination of cash and shares of Borg-Warner Automotive common stock, or (2) with respect to shares of Kuhlman common stock held by stockholders who have not voted in favor of the merger and have properly demanded dissenters' rights ("Dissenters' Shares"), such rights as are granted by applicable law.

     Election Generally. Each record holder (or beneficial owner through appropriate and customary documentation and instructions) immediately prior to the Effective Time of shares of Kuhlman common stock will be entitled (1) to elect to receive the $39.00 in cash, without interest, for each such share of Kuhlman common stock (a "Cash Election"), (2) to elect to receive the $39.00 worth of shares of Borg-Warner Automotive common stock for each such share of Kuhlman common stock (a "Stock Election"), or (3) to indicate that such record holder has no preference as to the receipt of cash or shares of Borg-Warner Automotive common stock (a "Non-Election," and any Cash Election, Stock Election or Non-Election, an "Election"). Mixed elections will not be permitted. All Elections must be made on the form of election furnished with this proxy statement/prospectus (or a facsimile of such form). If more than one Certificate is surrendered for the account of the same holder, the number of shares of Borg-Warner Automotive common stock, if any, to be issued to such holder in exchange for the Certificates which have been surrendered will be computed on the basis of the aggregate number of shares of Kuhlman common stock represented by all of the Certificates surrendered for the account of such holder. Holders of record of shares of Kuhlman common stock who hold such shares as nominees, trustees or in other representative capacities (each, a "Representative") may submit multiple forms of election, provided that such Representative certifies that each such form of election covers all shares held by such Representative for a particular beneficial owner.

     Limitations. The aggregate number of shares of Kuhlman common stock that will be converted into the right to receive the $39.00 worth of shares of Borg-Warner Automotive common stock in the merger is 3,846,154. This represents approximately 22% of the shares of Kuhlman common stock outstanding. All remaining shares of Kuhlman common stock (other than shares as to which dissenters' rights are perfected) will be converted into cash.

     Cash Oversubscription. If the aggregate number of shares of Kuhlman common stock with respect to which Cash Elections have been made exceeds the aggregate number of shares which may be converted into the right to receive $39.00 in cash, then:

     - each share with respect to which a Stock Election was made will be converted into the right to receive $39.00 worth of shares of Borg-Warner Automotive common stock;

     - the Exchange Agent first will select by a random selection process from among the shares with respect to which a Non-Election was made (or deemed to have been made), then (if necessary) will select pro rata from among the shares that are held by stockholders who made a Cash Election and beneficially owns at least 1,000 shares, and then (if necessary) will select pro rata from among the shares that are held by stockholders who made a Cash Election and beneficially own fewer than 1,000 shares; the Exchange Agent will select a sufficient number of such shares ("Stock Designated Shares") such that, when the number of Stock Designated Shares is added to the number of shares with respect to which a Stock Election was made, the total will equal as closely as practicable 3,846,154; each Stock Designated Share will be converted into the right to receive $39.00 worth of shares of Borg-Warner Automotive common stock; and

     - each share with respect to which a Cash Election was made (subject to the provisions of the merger agreement with respect to any Dissenters' Shares) and each share with respect to which a Non-Election was made that are not Stock Designated Shares will be converted into the right to receive $39.00 in cash, without interest.

     Stock Oversubscription. If the aggregate number of shares of Kuhlman common stock with respect to which Stock Elections have been made exceeds 3,846,154 (the aggregate number of shares that may be converted into the right to receive $39.00 worth of shares of Borg-Warner Automotive common stock), then:

     - the Exchange Agent first will select pro rata from among the shares of Kuhlman common stock that are held by stockholders who made a Stock Election and beneficially own fewer than 1,000 shares and then (if necessary) will select pro rata from among the shares of Kuhlman common stock that are held by stockholders who made a Stock Election and beneficially own at least 1,000 shares; the Exchange Agent will select a sufficient number of such shares ("Cash Designated Shares") such that, when the number of Cash Designated Shares is subtracted from the number of shares with respect to which a Stock Election was made, the difference will equal as closely as practicable 3,846,154; each remaining share of Kuhlman common stock with respect to which a Stock Election was made will be converted into the right to receive $39.00 worth of shares of Borg-Warner Automotive common stock; and

     - each share of Kuhlman common stock with respect to which a Cash Election was made, each share with respect to which a Non-Election was made, and the Cash Designated Shares will be converted into the right to receive $39.00 in cash, without interest.

     No Fractional Shares. No certificates for fractional shares of Borg-Warner Automotive common stock will be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Borg-Warner Automotive. Each holder of shares of Kuhlman common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Borg-Warner Automotive common stock (after taking into account all Certificates delivered by such holder) will receive, instead, cash (without interest) in an amount equal to the value of such fractional interest.

     Adjustment to Per Share Borg-Warner Automotive Stock Amount. In the event that prior to the Effective Time Borg-Warner Automotive declares a stock dividend or other distribution payable in Borg-Warner Automotive common stock, or effects a stock split, reclassification, combination or other change with respect to shares of Borg-Warner Automotive common stock, the calculation of the number of shares of Borg-Warner common stock to be received in the merger will be adjusted to reflect such dividend, distribution, stock split, reclassification, combination or other change.

     Election Procedure; Exchange of Certificates. A green form of election is included in this mailing. Elections may be made by holders of Kuhlman common stock by delivering the form of election to Harris Trust and Savings Bank (the "Exchange Agent"). To be effective, a form of election must be properly completed and received in the return envelope mailed with the form of election by the Exchange Agent by no later than 5:00 p.m., Eastern Time, on February 26, 1999 (the "Election Deadline"), and accompanied by (1)(a) the Certificates as to which the Election is being made or (b) an appropriate guarantee of delivery of such Certificates as set forth in such form of election from a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery, and (2) a properly completed and signed letter of transmittal. Failure to deliver Certificates covered by any guarantee of delivery within three trading days after the date of execution of such guarantee of delivery will be deemed to invalidate any otherwise properly made Cash Election or Stock Election. Borg-Warner Automotive has the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether the form of election has been properly completed, signed and submitted or revoked and to disregard immaterial defects in the form of election. The good faith decision of Borg-Warner Automotive (or, if so delegated, the Exchange Agent) in such matters will be conclusive and binding. Neither Borg-Warner Automotive nor the Exchange Agent is under any obligation to notify any person of any defect in a form of election submitted to the Exchange Agent. The Exchange Agent will also make all computations contemplated by the merger agreement, and all such computations will be conclusive and binding on the holders of Kuhlman common stock in the absence of manifest error. Any form of election may be changed or revoked prior to the Election Deadline. In the event a form of election is revoked prior to the Election Deadline, Borg-Warner Automotive will cause, or will cause the Exchange Agent to cause, the Certificates covered by such form of election to be returned promptly without charge to the person submitting the form of election upon written request to that effect from such person.

     A Kuhlman stockholder who does not submit a form of election to the Exchange Agent prior to the Election Deadline (including a holder who submits and then revokes such stockholder's form of election and does not re-submit a form of election which is timely received by the Exchange Agent), or who submits a form of election without the corresponding Certificates or a guarantee of delivery, will be deemed to have made a Non-Election. If any form of election is defective in any manner such that the Exchange Agent cannot reasonably determine the election preference of the Kuhlman stockholder submitting such form of election, the purported Cash Election or Stock Election set forth therein will be deemed to be of no force and effect and the Kuhlman stockholder making such purported Cash Election or Stock Election will be deemed to have made a Non-Election.

     If Kuhlman and Borg-Warner Automotive do not expect to consummate the merger within a week after the Kuhlman special meeting of stockholders, they will extend the Election Deadline and publicly announce the extension. In any event, Kuhlman and Borg-Warner Automotive intend to mail, approximately 10 days prior to the ultimate deadline for making Elections, forms of election to persons who have become Kuhlman stockholders following the Record Date. Forms of election are also available from Georgeson & Company Inc. upon request.

     Rights Pertaining to Shares of Kuhlman Common Stock. All cash and shares of Borg-Warner Automotive common stock issued upon the surrender for exchange of Certificates in accordance with the terms of the merger agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such shares, and from and after the Effective Time there will be no further registration of transfers of shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the surviving corporation for any reason, they will be canceled and exchanged.

     Dissenters' Shares. Holders of Dissenters' Shares will not be entitled to receive the Merger Consideration otherwise applicable thereto. Such stockholders will be entitled to receive the amounts determined in accordance with the provisions of Section 262 of the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenters' Shares will then be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, $39.00 in cash. Kuhlman will give Borg-Warner Automotive prompt notice of any demands for payment in accordance with Section 262 of the DGCL for shares of Kuhlman common stock, and Borg-Warner Automotive will have the right to direct all proceedings, negotiations and actions taken by Kuhlman in connection with the exercise of appraisal rights.

     Stock Options. Prior to the Effective Time, the Kuhlman Board will adopt appropriate resolutions and take all other actions necessary (including obtaining the consent of holders) to provide for the cancellation, effective at the Effective Time, of all stock options outstanding immediately prior to the Effective Time. Each such option will be converted into the right to receive a payment, if any, in cash from the surviving corporation (less any applicable withholding taxes), promptly following the Effective Time, equal to the product of (1) the total number of shares of Kuhlman common stock subject to such option (whether vested or unvested) and (2) the excess, if any, of $39.00 over the exercise price per share of shares subject to such option.

     Stock Appreciation Rights. Prior to the Effective Time, the Kuhlman Board will adopt appropriate resolutions and take all other actions necessary (including obtaining the consent of holders) to provide for the cancellation, effective at the Effective Time, of all the stock appreciation rights (the "SARs") outstanding immediately prior to the Effective Time. Each such SAR will be converted into the right to receive a payment, if any, in cash from Kuhlman (less any applicable withholding taxes), immediately prior to the Effective Time, equal to the excess, if any, of $39.00 over the price of shares Kuhlman common stock on the date of grant of such SAR.

     Awards under Long-Term Incentive Plan. Prior to the Effective Time, the Kuhlman Board will adopt appropriate resolutions and take all other actions necessary (including obtaining the consent of holders) to provide, with respect to all currently outstanding Awards (as defined in the Kuhlman Long-Term Incentive Plan dated August 8, 1996, as amended January 1, 1998 and November 20,
1998) (other than options) granted prior to the Effective Time, that (1) each such Award provided for in the merger agreement will be canceled, immediately prior to the Effective Time, and will entitle the holder thereof to the immediate payment of the amount of cash provided for in the merger agreement, and (2) all other such Awards will be canceled immediately prior to the Effective Time without any further payment.

     Other. No dividends or other distributions declared or made after the Effective Time with respect to shares of Borg-Warner Automotive common stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Borg-Warner Automotive common stock to which such holder is entitled in the merger and no cash payment will be paid to any such holder until the holder of record of such Certificate surrenders such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, the record holder will receive (1) at the time of such surrender, a certificate representing the number of whole shares and the amount of any cash to which such holder is entitled and the amount of dividends or other distributions with respect to such whole shares with a record date after the Effective Time and a payment date prior to their date of issuance, less the amount of any withholding taxes that may be required thereon, and (2) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares less the amount of any withholding taxes that may be required thereon.

     If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Borg-Warner Automotive, the posting by such person of a bond in such reasonable amount as Borg-Warner Automotive may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate, a certificate representing the proper number of shares of Borg-Warner Automotive common stock, or any cash to which such person is entitled.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various representations and warranties of the parties thereto customary for agreements of such type, including representations and warranties as follows:

by Kuhlman as to:

   - organization and standing and power;

   - the absence of undisclosed material litigation;

   - taxes;

   - employee benefit plans, labor matters and options;

   - opinion of financial advisor;

   - intellectual property;

   - the information provided by Kuhlman for inclusion in this proxy statement/prospectus and the registration statement pertaining to the shares of Borg-Warner Automotive common stock to be issued in connection with the merger;

   - authority and no conflicts as to the merger agreement;

   - capital structure;

   - reports and financial statements;

   - absence of certain changes or events;

   - material contracts and agreements;

   - compliance with applicable laws and regulatory matters;

   - properties;

   - assets;

   - environmental matters;

   - Section 203 of the DGCL, relating to the stockholder vote required in certain mergers;

and by Borg-Warner Automotive and Merger Sub as to:

   - organization, standing and power;

   - absence of certain changes or events;

   - reports and financial statements;

   - the information provided by Borg-Warner Automotive for inclusion in this proxy statement/prospectus and the registration statement pertaining to shares of Borg-Warner Automotive common stock to be issued in connection with the merger;

   - authorization and execution of the merger agreement;

   - shares of Borg-Warner Automotive common stock;

   - no conflicts as to the merger agreement;

   - the absence of undisclosed material litigation;

   - environmental matters.

     The representations and warranties made by the parties to the merger agreement will not survive the Effective Time, but they form the basis of a condition of the obligations of Borg-Warner Automotive and Merger Sub, on the one hand, and Kuhlman, on the other hand, to complete the merger.

COVENANTS

     Mutual Covenants. Pursuant to the merger agreement, each of Borg-Warner Automotive, Kuhlman and Merger Sub has agreed, among other things, that:

     - Each of Borg-Warner Automotive and Kuhlman will make or cause to be made the filings required of such party or any of its subsidiaries or affiliates under the HSR Act with respect to the transactions contemplated by the merger agreement as promptly as practicable and otherwise cooperate with respect to other HSR Act matters.

     - Each of Borg-Warner Automotive and Kuhlman will use its reasonable best efforts to resolve any objections asserted by any governmental authority with respect to the merger under any antitrust law. Neither party will independently participate in any meeting with any governmental authority which involves any filings made in connection with the merger without giving the other party prior notice. Notwithstanding the foregoing or any other provision of the merger agreement, nothing described in the merger agreement will limit a party's right to terminate the merger agreement pursuant to its terms, so long as such party has complied in all material respects with its obligations described in this paragraph.

     - Each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the merger and the other transactions contemplated by the merger agreement.

     - Notwithstanding anything to the contrary in the merger agreement, (1) neither Borg-Warner Automotive nor any of its subsidiaries shall be required to hold separate (including by trust or otherwise), or to divest, any of their respective businesses or assets, or to take or agree to take any action or agree to any limitation that would reasonably be expected to have a Material Adverse Effect on either Borg-Warner Automotive or Kuhlman or a material adverse effect on the assets, liabilities, results of operations or financial condition of either Borg-Warner Automotive or Kuhlman, (2) prior to the Effective Time, neither Kuhlman nor its subsidiaries shall be required to hold separate (including by trust or otherwise), or to divest, any of their respective businesses or assets, or to take or agree to take any other action or agree to any limitation that would reasonably be expected to have a Material Adverse Effect on Kuhlman and its subsidiaries taken as a whole,
       (3) Borg-Warner Automotive shall not be required to take any action that would reasonably be expected to impair substantially the overall benefits expected, as of the date of the merger agreement, to be realized from consummation of the merger and (4) neither party shall be required to waive any of the conditions to the merger set forth in the merger agreement as they apply to such party.

     - Unless otherwise required (as advised by counsel) by applicable laws or requirements of the NYSE (and, in that event, only if time does not permit), at all times prior to the earlier of the Effective Time or termination of the merger agreement, Borg-Warner Automotive and Kuhlman shall consult with each other before issuing any press release or similar communication or making any public filing with the Securities and Exchange Commission or other governmental authority with respect to the merger and shall not issue any such press release or communication or make such filing prior to such consultation.

     Borg-Warner Automotive and Kuhlman also acknowledged the need for a smooth transition of ownership of the businesses of Kuhlman and its subsidiaries and that contact with the customers or suppliers of Kuhlman or its subsidiaries during the period from the date of the merger agreement to the Effective Time may be desirable to ensure such a transition. From the date of the merger agreement to the earlier of the Effective Time or the termination of the merger agreement, Borg-Warner Automotive will not, without the prior written consent of Kuhlman (which may be withheld or delayed in the sole discretion of Kuhlman), contact customers or suppliers of Kuhlman or any of its subsidiaries. On a case by case basis, Kuhlman will consider requests by Borg-Warner Automotive for joint Borg-Warner Automotive and Kuhlman contacts with customers or suppliers of Kuhlman or its subsidiaries, but Kuhlman will have no obligation to consent to any such request. Notwithstanding the foregoing, Borg-Warner Automotive will be entitled to contact its current and prospective customers to conduct its business in the ordinary course.

     Covenants of Borg-Warner Automotive. Borg-Warner Automotive has agreed in the merger agreement:

     - to use its reasonable best efforts to maintain and preserve its business organization and to retain the services of its officers and key employees and maintain relationships with customers, suppliers and other third parties to the end that their goodwill and ongoing business shall not be impaired in any material respect. Prior to the Effective Time, Borg-Warner Automotive shall not (1) make any amendment to its organizational documents that changes the fundamental attributes of the Borg-Warner Automotive common stock, (2) make, declare or pay any extraordinary cash dividend, other than extraordinary dividends between Borg-Warner Automotive and a subsidiary of Borg-Warner Automotive, (3) take any action that is material and adverse to the Kuhlman stockholders as prospective stockholders of Borg-Warner Automotive and that affects Kuhlman stockholders disproportionately as compared to the current stockholders of Borg-Warner Automotive, or (4) take certain other actions; and

     - as promptly as practicable after the execution of the merger agreement, to prepare and file with the NYSE a listing application covering the shares of Borg-Warner Automotive common stock to be issued in connection with the merger. Borg-Warner Automotive will use its reasonable best efforts to cause such shares issuable pursuant to the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

     From and after the Effective Time, Borg-Warner Automotive has agreed to cause Kuhlman to indemnify and hold harmless the present and former officers and directors of Kuhlman in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Kuhlman Charter or the Kuhlman by-laws, and, in any event, to the fullest extent permitted by law, and to the extent not obtained by Kuhlman prior to the Effective Time, to use its best efforts to cause Kuhlman or Borg-Warner Automotive to obtain and maintain in effect for a period of six years after the Effective Time policies of directors' and officers' liability (including fiduciary and crime) insurance at no cost to the beneficiaries thereof with respect to acts or omissions occurring prior to the Effective Time with substantially the same coverage and containing substantially similar terms and conditions as existing policies, subject to certain limitations set forth in the merger agreement.

     Borg-Warner Automotive has agreed, for a period of six months after the Effective Time, to provide, or to cause the surviving corporation to provide, generally to the officers and employees of the surviving corporation and its subsidiaries health and welfare benefits on terms and conditions in the aggregate that are no less favorable as those provided under Kuhlman's health and welfare plans as of the date of the merger agreement.

Covenants of Kuhlman.  Kuhlman has agreed in the merger agreement:

     - to recommend approval of the merger, the merger agreement and the transactions contemplated thereby by the Kuhlman stockholders; and

     - during the period from the date of the merger agreement and continuing until the Effective Time or the termination of the merger agreement, Kuhlman and its subsidiaries will carry on their respective businesses in the ordinary course consistent with past practice, and will use reasonable best efforts to maintain and preserve their relationships with employees, customers and suppliers. In addition, Kuhlman has agreed to certain customary restrictions for the conduct of its business with regard to: (1) dividends and changes in share capital, (2) securities,
        (3) organizational documents and funding, (4) investments and loans, (5) compensation, (6) extraordinary transactions, (7) acquisitions and other uses of funds, (8) asset sales, (9) line of business, (10) expenditures,
        (11) affiliates, (12) claims, (13) mergers or consolidations, (14) tax and accounting matters and (15) certain other actions.

     No Solicitation. Pursuant to the merger agreement, Kuhlman has agreed that, during the term of the merger agreement, it will not, and will not authorize or permit any of its subsidiaries or any of its own or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, encourage or knowingly facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving Kuhlman, or acquisition of any capital stock (other than upon exercise of Kuhlman stock options that are outstanding as of the date hereof) or all or any material portion of the assets of Kuhlman and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than Borg-Warner Automotive, Merger Sub or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the merger or any other transactions contemplated by the merger agreement; provided that, at any time prior to the approval of the merger by the Kuhlman stockholders, notwithstanding any restriction contained in Kuhlman's covenants, Kuhlman may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a written proposal for a Competing Transaction that was not solicited, initiated, knowingly facilitated or encouraged after the date of the merger agreement if and so long as the Kuhlman Board determines in good faith, after consultation with and receipt of advice from its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action would likely constitute a breach of its fiduciary duties under applicable law. Kuhlman agreed to immediately cease all activities, discussions and negotiations that may have been taking place at the time of the merger agreement with any parties conducted heretofore with respect to any proposal for a Competing Transaction and request the return of all confidential information regarding Kuhlman provided to any such parties prior to the date of the merger agreement pursuant to the terms of any confidentiality agreements or otherwise.

     In the event that prior to the approval of the merger by the Kuhlman stockholders the Kuhlman Board receives a Superior Proposal that was not solicited, initiated, knowingly facilitated or encouraged after the date of the merger agreement, and the Kuhlman Board determines in good faith after consultation with its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action would likely constitute a breach of its fiduciary duties under applicable law, the Kuhlman Board may (subject to this and the following sentences) withdraw, modify or change, in a manner adverse to Borg-Warner Automotive, its recommendation that the Kuhlman stockholders approve the merger agreement and the transactions contemplated by the merger agreement or recommend a Superior Proposal to the Kuhlman stockholders or comply with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended, with respect to a Competing Transaction. However, the Kuhlman Board must give Borg-Warner Automotive five business days' prior written notice of its intention to do so. Any such withdrawal, modification or change of the Kuhlman Board's recommendation will not change the approval of the Kuhlman Board for purposes of causing any state takeover statute or other state law to be inapplicable to the merger.

     From and after the execution of the merger agreement, Kuhlman will promptly (but in any event within two calendar days) advise Borg-Warner Automotive in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the other party or parties involved) and promptly furnish to Borg-Warner Automotive a copy of any such written proposal in addition to any information provided to or by any third party relating thereto. In addition, Kuhlman will promptly (but in any event within two calendar days) advise Borg-Warner Automotive, in writing, if the Kuhlman Board makes any determination as to any Competing Transaction as contemplated above.

     The term "Superior Proposal" means a Competing Transaction that the Kuhlman Board determines, after consulting with and receipt of advice from Robinson-Humphrey (or any other nationally recognized investment banking firm), is more favorable to Kuhlman stockholders from a financial point of view than the merger with Borg-Warner Automotive (including any adjustment to the terms and conditions proposed by Borg-Warner Automotive in response to such Competing Transaction), and that sufficient financing commitments have been obtained with respect to such Competing Transaction that it reasonably expects a transaction pursuant to such proposal could be consummated.

     Access. Kuhlman has also agreed to permit representatives of Borg-Warner Automotive to have appropriate access at all reasonable times to Kuhlman's premises, properties, books, records, contracts and documents. Moreover, with respect to environmental investigations, Borg-Warner Automotive will at all reasonable times and in all reasonable respects (1) have access to Kuhlman's facilities, (2) be entitled to interview Kuhlman's personnel, (3) be entitled to interview any of Kuhlman's consultants hired in connection with any environmental matters, (4) be entitled to review environmental documents (including the results of any phase-one or phase-two environmental assessments), and (5) be entitled to conduct phase-one environmental assessments at sites where existing phase-one environmental assessments are not, in the reasonable judgment of Borg-Warner Automotive, complete or timely. Borg-Warner Automotive and Kuhlman agreed to use their reasonable best efforts to share information that might otherwise be subject to attorney/client privilege in a manner that would not waive any such privilege.

     For the purposes of the merger agreement, "Material Adverse Effect" means, when used with respect to Kuhlman or Borg-Warner Automotive, any change or effect that is, or would reasonably be expected to be, materially adverse to the business, assets, condition (financial or otherwise) or results of operations of Kuhlman and its subsidiaries, taken as a whole, or Borg-Warner Automotive and its subsidiaries, taken as a whole, as the case may be. In determining whether a Material Adverse Effect has occurred such determination shall be made on an after-tax basis and in addition, an item of loss, expense or liability shall be disregarded to the extent:

     - of the aggregate reserve for the category of such item established in the financial statements of Kuhlman most recently filed with the SEC prior to the date of the merger agreement,

     - such item is covered by insurance or any other third-party indemnification, contribution or reimbursement obligation and the insurance carrier or third party, as the case may be, has acknowledged the coverage or indemnification, contribution or reimbursement obligation, as the case may be,

     - disclosure of such item has been made in Kuhlman's SEC filings filed prior to the date of the merger agreement,

     - disclosure of such item has been made in Kuhlman's disclosure schedule to the merger agreement, or

     - such item represents professional and advisory fees and similar expenses incurred in connection with the merger provided such amounts are less than $2 million in the aggregate.

CONDITIONS

     Mutual Conditions. The obligations of Kuhlman, Borg-Warner Automotive and Merger Sub to consummate the merger are subject to the satisfaction of the following conditions:

     - The merger agreement and the transactions contemplated by the merger agreement shall have been approved and adopted by the Kuhlman stockholders in the manner required by any applicable law.

     - Any applicable waiting periods under the HSR Act or similar foreign laws relating to the merger agreement shall have expired or been terminated and any other required approvals of any governmental authority shall have been obtained.

     - No provision of any applicable law or regulation and no judgment, injunction, order or decree prohibits or enjoins the consummation of the merger or the transactions contemplated by the merger agreement or limits the ownership or operation by Borg-Warner Automotive, Kuhlman or any of their respective subsidiaries of any material portion of the business or assets of Borg-Warner Automotive or Kuhlman.

     - No action instituted by any governmental authority is pending challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the merger agreement.

     - The SEC shall have declared the registration statement pertaining to shares of Borg-Warner Automotive common stock to be issued in connection with the merger effective under the Securities Act, and no stop order or similar restraining order suspending the effectiveness of such registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC or any state securities administrator.

     - The shares of Borg-Warner Automotive common stock to be issued in the merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     Conditions to Obligations of Kuhlman. The obligations of Kuhlman to consummate the merger and the transactions contemplated by the merger agreement are subject to the satisfaction of, or waiver by Kuhlman of, the following conditions:

     - Each of the representations and warranties of each of Borg-Warner Automotive and Merger Sub set forth in the merger agreement shall be true and correct in all respects (but without regard to any materiality qualifications or references to "Material Adverse Effect" contained in any specific representation or warranty) on the date of the merger agreement, and on and as of the closing date of the merger as though made on and as of the closing date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of the specified date), except where any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Borg-Warner Automotive.

     - Each of Borg-Warner Automotive and Merger Sub shall have performed in all material respects all obligations and agreements and shall have complied in all material respects with all covenants to be performed and complied with by it hereunder at or prior to the Effective Time.

     - Each of Borg-Warner Automotive and Merger Sub shall have furnished Kuhlman with a certificate dated the closing date signed on behalf of it by the Chief Executive Officer or Treasurer to the effect that certain conditions set forth in the merger agreement have been satisfied.

     Conditions to Obligations of Borg-Warner Automotive and Merger Sub. The obligations of Borg-Warner Automotive and Merger Sub to consummate the merger and the transactions contemplated by the merger agreement are subject to the satisfaction of, or waiver by Borg-Warner Automotive of, the following conditions:

     - Each of the representations and warranties of Kuhlman set forth in the merger agreement (other than the representations and warranties of Kuhlman regarding its capitalization) shall be true and correct in all respects (but without regard to any materiality qualifications or references to "Material Adverse Effect" contained in any specific representation or warranty) on the date of the merger agreement and on and as of the closing date of the merger as though made on and as of the closing date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of the specified date), except when any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Kuhlman.

     - The representations and warranties of Kuhlman regarding its capitalization shall be true and correct in all respects on the date of the merger agreement and on and as of the closing date of the merger as though made on and as of the closing date

       (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of the specified date).

     - The representations and warranties of Kuhlman regarding environmental compliance shall be true and correct in all respects (but without regard to any materiality qualifications or references to "Material Adverse Effect" contained in any specific representation or warranty) on the date of the merger agreement and on and as of the closing date of the merger as though made on and as of the closing date, except when such failure of the representations and warranties in the aggregate to be true and correct in all respects would not, in the reasonable judgment of Borg-Warner Automotive, result in cost, expense or liability exceeding Kuhlman's and its subsidiaries' aggregate amount of reserves for environmental matters by more than $10 million on an after-tax basis. In determining Kuhlman's environmental liability, an item of cost, expense or liability shall be disregarded to the extent that such item is covered by (1) existing insurance when the insurance carrier has acknowledged the coverage or (2) environmental insurance purchased by Kuhlman from an insurance carrier reasonably acceptable to Borg-Warner Automotive after the date of the merger agreement and prior to the Effective Time. If Kuhlman purchases such coverage prior to the Effective Time, it will not spend more than $2 million in premiums, and such premiums will be included in any determination of Kuhlman's environmental liabilities pursuant to this condition. Borg-Warner Automotive's determination of Kuhlman's environmental liability will be substantially consistent with the written assessment of an independent consulting firm to be mutually selected from the following: Dames and Moore, Karemida Environmental or Montgomery Watson.

     - Kuhlman shall have performed in all material respects all obligations and agreements and shall have complied in all material respects with all covenants to be performed and complied with by it hereunder at or prior to the Effective Time.

     - The agreement for purchase and sale of Kuhlman's corporate headquarters, aircraft hangar and related personal property located in Savannah, Georgia (the "Real Estate Agreement"), which is described in "The
       Merger -- Interests of Certain Persons in the Merger" shall have been entered into, the closing under the Real Estate Agreement shall have occurred, and Kuhlman shall have received final payment of the $1,957,000 cash purchase price pursuant to the terms of the Real Estate Agreement.

     - Kuhlman shall have furnished Borg-Warner Automotive with a certificate dated the closing date signed on its behalf by its Chairman and Chief Executive Officer, President or Chief Financial Officer to the effect that certain conditions set forth in the merger agreement have been satisfied.

TERMINATION

     The merger agreement may be terminated and the merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the merger agreement by Kuhlman's stockholders):

     -  by mutual written consent of Borg-Warner Automotive and Kuhlman;

     - by either Borg-Warner Automotive or Kuhlman if there shall be any law or regulation that makes consummation of the merger illegal or otherwise prohibited, or if a court or other competent governmental authority has entered a judgment, injunction, order or decree (which has become final and non-appealable, and which the parties shall have used all reasonable efforts to resist, resolve or lift in accordance with the merger agreement) enjoining Borg-Warner Automotive or Kuhlman from consummating the merger;

     - by either Borg-Warner Automotive or Kuhlman if they shall not have consummated the merger before the later of May 31, 1999, and 30 days after the receipt of all required governmental approvals; however, such termination right shall not be available to any party whose failure or whose affiliate's failure to perform any material covenant or obligation under the merger agreement has been the cause of or resulted in the failure of the merger to occur on or before such date;

     - by Borg-Warner Automotive if (1) the Kuhlman Board shall withdraw, modify or change its recommendation to stockholders in a manner adverse to Borg-Warner Automotive, (2) the Kuhlman Board approves or recommends any Competing Transaction, or (3) Kuhlman shall have exercised its right to furnish information to, and negotiate or conduct negotiations with, a party in connection with a Superior Proposal pursuant to the merger agreement and shall, directly or through its representatives, continue discussions with any third party concerning a Superior Proposal for more than 10 business days after the date of receipt of such Superior Proposal;

     - by Borg-Warner Automotive or Kuhlman if at the special meeting the requisite vote of the Kuhlman stockholders to approve the merger and the transactions contemplated by the merger agreement shall not have been obtained;

     - by Borg-Warner Automotive or Kuhlman if there shall have been a breach by the other of any of its representations, and warranties, covenants or agreements contained in the merger agreement, which excuses Borg-Warner Automotive or Kuhlman, respectively, from its obligation to complete the merger, and such breach shall not have been cured within 30 days after the allegedly breaching party has received notice thereof;

     - by Borg-Warner Automotive if on the date on which the closing would otherwise occur, the average of the daily high and low sales prices of a share of Borg-Warner Automotive common stock as reported on the NYSE Composite Transaction Tape during the 20 consecutive trading days immediately preceding the third trading date prior to the closing date of the merger shall be less than $40.00; provided that Kuhlman shall receive at least two business days' prior written notice of its intent to effect such termination; or

     - by Kuhlman in order to permit Kuhlman to enter into an agreement providing for a Competing Transaction that the Kuhlman Board has determined to be a Superior Proposal.

EFFECT OF TERMINATION

     In the merger agreement, Borg-Warner Automotive and Kuhlman have agreed that, in the event of the termination of the merger agreement for any reason outlined above, the merger agreement -- except for the provisions in Section 5.3(d) of the merger agreement regarding the confidentiality of information subject to the terms of a confidentiality agreement, Section 7.2 of the merger agreement regarding the effect of termination and Section 8.11 of the merger agreement regarding expenses -- shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Notwithstanding the foregoing, nothing in the merger agreement will relieve any party to the merger agreement of liability for a material breach of any provision of the merger agreement; moreover, if it is judicially determined that termination of the merger agreement was caused by an intentional breach of the merger agreement, then, in addition to other remedies at law or equity for breach of the merger agreement, the party so found to have intentionally breached the merger agreement shall indemnify and hold harmless the other parties for their respective out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and stockholders' meetings and consents ("Costs").

     If the merger agreement is terminated because the requisite vote of the Kuhlman stockholders was not obtained at the special meeting and the Kuhlman Board did not withdraw or adversely modify its recommendation of the merger or approve or recommend a Competing Transaction or terminate the merger agreement to enter into a Superior Proposal, then Kuhlman will pay to Borg-Warner Automotive the aggregate amount of Borg-Warner Automotive's Costs incurred in connection with pursuing the transactions contemplated by the merger agreement up to but not in excess of $4 million in the aggregate.

     If the merger agreement is terminated for any of the following reasons:

     - the merger has not been consummated by the later of May 31, 1999, and 30 days after the receipt of all required governmental approvals; the special meeting has not been held prior to May 31, 1999; and there shall have been made to Kuhlman or publicly disclosed a Competing Transaction with respect to Kuhlman;

     - the Kuhlman Board withdraws, modifies or changes its recommendation to stockholders in a manner adverse to Borg-Warner Automotive;

     -  the Kuhlman Board approves or recommends a Competing Transaction; or

     - Kuhlman terminates the merger agreement in order to be permitted to enter into an agreement providing for a Competing Transaction that the Kuhlman Board has determined to be a Superior Proposal;

then Kuhlman will (in the case of a termination by Borg-Warner Automotive, within three business days following any such termination, or, in the case of a termination by Kuhlman, concurrently with such termination) pay to Borg-Warner Automotive (1) the aggregate amount of Borg-Warner Automotive's Costs incurred in connection with pursuing the transactions contemplated by the merger agreement, up to but not in excess of $4 million in the aggregate, and (2) a termination fee in an amount equal to $15 million.

     If the merger agreement is terminated for any of the reasons that would result in the payment of the $15 million fee described above, and prior to 18 months after the date of such termination Kuhlman consummates a Competing Transaction with a party who made to Kuhlman or publicly disclosed a proposal with respect to a Competing Transaction prior to the termination of the merger agreement, then, in addition to any other amounts payable pursuant to the merger agreement, Kuhlman will, concurrently with the consummation of such transaction, pay to Borg-Warner Automotive an additional termination fee of $10 million.

     If the merger agreement is terminated because the average of the daily high and low sales prices of Borg-Warner Automotive common stock as reported on the NYSE Composite Transaction Tape during the 20 consecutive trading days immediately preceding the third trading date prior to the date that would otherwise be the closing date was less than $40.00, then Borg-Warner Automotive will pay to Kuhlman the aggregate amount of Kuhlman's Costs incurred in connection with pursuing the transactions contemplated by the merger agreement, as well as taxes incurred by Kuhlman's executive employees in connection with the exercise of stock options in December 1998, up to but not in excess of $4 million in the aggregate.

     If the merger agreement is terminated pursuant to one or more provisions of the merger agreement and a termination fee is payable pursuant to one or more provisions of the merger agreement, any such termination fee shall not exceed $25 million in the aggregate, not including reimbursement of Costs.

EXPENSES

     Whether or not the merger is completed and except as described above, Borg-Warner Automotive and Kuhlman will each pay their own expenses in connection with the merger, except that those expenses incurred in connection with filing, printing and mailing the registration statement and this proxy statement/prospectus (including filing fees related thereto) will be shared equally by Borg-Warner Automotive and Kuhlman.

AMENDMENT

     The merger agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval by Kuhlman stockholders; however, after any such approval, no amendment will be made that by law requires further approval or authorization by Kuhlman stockholders. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the agreement.

EXTENSION; WAIVER

     At any time prior to the Effective Time, Borg-Warner Automotive and Kuhlman by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (1) extend the time for the performance of any of the obligations or other acts of the other parties, (2) waive any inaccuracies in the representation and warranties contained in the merger agreement or in any document delivered pursuant thereto, or (3) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of Borg-Warner Automotive and Kuhlman to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the only person known by Kuhlman to own of record or beneficially, as of January 1, 1999, five percent or more of the outstanding shares of Kuhlman common stock.

                                                      NUMBER OF           PERCENT OF
NAME OF PERSON                                          SHARES              CLASS
--------------                                     ----------------    ----------------
The Prudential Insurance Company of America....       1,279,800(1)           7.3%
  751 Broad Street
  Newark, New Jersey 07102-3777

-------------------------

(1) Based solely on information set forth in a Schedule 13G dated February 10, 1998, filed with the SEC.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership of Kuhlman common stock, as of January 1, 1999, by (1) each director and the executive officers of Kuhlman named in the Summary Compensation Table included in Kuhlman's Proxy Statement dated March 25, 1998 and (2) all directors and executive officers of Kuhlman as a group. Unless otherwise indicated, all shares of Kuhlman common stock are beneficially owned by the individuals named and the beneficial ownership consists of sole voting power and sole investment power.

                                         NUMBER OF SHARES(1)(2)    PERCENT OF CLASS(3)
                                         ----------------------    -------------------
Curtis G. Anderson...................            454,561                   2.6%
William E. Burch.....................             18,552(4)                  *
Steve Cenko..........................             28,416                     *
Gary G. Dillon.......................            235,220                   1.3%
Alexander W. Dreyfoos, Jr. ..........             33,270                     *
Robert S. Jepson, Jr. ...............            715,262(4)                4.0%
William M. Kearns, Jr. ..............             34,000                     *
George J. Michel, Jr. ...............             37,971(4)                  *
Vernon J. Nagel......................            125,810                     *
Gen. H. Norman Schwarzkopf...........             17,587                     *
Richard A. Walker....................            226,889                   1.3%
All Directors and Executive Officers
  as a Group (12 Persons)............          1,954,209                  10.6%

-------------------------

* Less than one percent

(1) Includes shares in Kuhlman's Dividend Investment Plan, the Kuhlman Electric Corporation Savings Maximizer Plan, and the Schwitzer Group Tax Reduction Investment Plan for Salaried Employees.

(2) Includes shares that the following persons have the right to acquire upon the exercise of stock options as of January 1, 1999, or at any time within 60 days thereafter: Curtis G. Anderson - 126,882 shares; William E. Burch - 6,000 shares; Steve Cenko - 14,973 shares; Gary G. Dillon - 183,357 shares; Alexander W. Dreyfoos, Jr. - 6,000 shares; Robert S. Jepson, Jr. - 307,763 shares; William M. Kearns, Jr. - 6,000 shares; George J. Michel, Jr. - 14,973 shares; Vernon J. Nagel - 80,000 shares; General H. Norman Schwarzkopf - 6,000 shares; and Richard A. Walker - 95,435 shares; and a total of 862,383 shares for all directors and executive officers as a group.

(3) Each respective individual's shares included in note (2) were deemed to be outstanding as of January 1, 1999, for the purpose of computing the percentage applicable to the person owning such shares but were not deemed to be outstanding for the purpose of computing the percent of class owned by any other individual. The total number of shares included in note (2) were deemed to be outstanding for the purpose of computing the percent of class for all directors and executive officers as a group.

(4) Excludes an aggregate of 5,647 shares that are owned by spouses and of which beneficial ownership is disclaimed.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements consist of an unaudited pro forma consolidated balance sheet as of September 30, 1998, and unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and for the nine-month periods ended September 30, 1998 and 1997. The pro forma statements combine the historical financial statements of Borg-Warner Automotive and Kuhlman as of and for the periods indicated. The pro forma financial statements also reflect the following:

     - The merger will be accounted for as a purchase. Borg-Warner Automotive will fund the transaction by issuing approximately $150 million in Borg-Warner Automotive common stock and borrowing the remainder. See "The Merger."

     - Borg-Warner Automotive will assume or refinance Kuhlman's existing indebtedness which was $98.4 million as of September 30, 1998 and is estimated to be between $80 million and $90 million at the closing of the merger. In addition Borg-Warner Automotive will incur additional indebtedness for the settlement of stock options and certain long-term incentive programs and severance programs, which are estimated to be approximately $45 million, net of tax benefits. To the extent that additional stock options are exercised prior to the completion of the merger, the number of shares of Kuhlman common stock outstanding will increase and the related settlement cost relating to stock options will decrease.

     - Borg-Warner Automotive and Kuhlman will pay anticipated investment banking, legal, accounting and regulatory fees and costs related to the merger estimated to be $12 million.

     Borg-Warner Automotive has not completed the analyses necessary to determine the allocation of purchase price based on the fair values of assets and liabilities acquired and, therefore, the excess of purchase price over net assets acquired, except for the amount allocated to the electrical products businesses as discussed below, is reflected as goodwill in these pro forma financial statements.

     Borg-Warner Automotive intends to sell Kuhlman's electrical products businesses. In the pro forma balance sheet, Borg-Warner Automotive's net investment in the electrical products businesses is reflected as an asset held for sale in current assets. The investment includes a portion of the goodwill related to the merger. The amount of goodwill was allocated based on the relative historical performance of the electrical products businesses compared with the total Kuhlman business. We cannot be certain, but we believe that the net investment in the electrical products businesses is not greater than the amounts that Borg-Warner Automotive will receive upon sale of the businesses. Proceeds from the sale will be used to repay merger indebtedness.

     The pro forma consolidated financial statements should be read in conjunction with the Borg-Warner Automotive and Kuhlman historical consolidated financial statements and notes thereto. The pro forma consolidated statements are presented for informational purposes only and do not purport to be indicative of what the actual results would have been had the merger occurred as described above for the periods presented. The pro forma consolidated statements of operations should not be considered indicative of the results of future operations of the merged companies.

     The pro forma consolidated balance sheet was prepared assuming the merger occurred on September 30, 1998, and the pro forma consolidated statements of operations were prepared assuming that the merger took place on January 1, 1998 and 1997, respectively. In addition to an accrual for merger-related costs noted above, the pro forma consolidated statements include the following:

     - the effects of amortization of the goodwill related to the merger (which is being amortized over a 40-year life),

     - interest expense on borrowings to be incurred to finance the merger, but excluding the portion of the interest expense allocated to the electrical products businesses,

     - the elimination of expenses related to Kuhlman's corporate headquarters which will be closed,

     - exclusion of revenues, costs and expenses for the electrical products businesses, and

     -  tax effects of all the preceding adjustments.

                             BORG-WARNER AUTOMOTIVE
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1998
                             (DOLLARS IN MILLIONS)

                                                                   LESS:
                            BORG-                               ELECTRICAL      PRO FORMA
                            WARNER                PRO FORMA      PRODUCTS      BORG-WARNER
                          AUTOMOTIVE   KUHLMAN   ADJUSTMENTS   BUSINESSES(1)   AUTOMOTIVE
                          ----------   -------   -----------   -------------   -----------
ASSETS
Cash....................   $    4.5    $  4.9                     $  0.2        $    9.2
Short-term securities...        7.2                                                  7.2
Receivables.............      192.0     120.3                       48.2           264.1
Inventories.............      130.8      76.7                       35.8           171.7
Deferred income tax
  asset.................        8.5      13.0                        5.6            15.9
Prepayments and other
  current assets........       25.5       5.4                        2.7            28.2
Investment in electrical
  products businesses...                           $250.0(1)                       250.0
                           --------    ------      ------         ------        --------
  Total current
     assets.............      368.5     220.3       250.0           92.5           746.3
Property, plant and
  equipment at cost.....    1,004.8     240.1                       72.8         1,172.1
Less accumulated
  depreciation..........     (400.9)   (118.5)                     (34.2)         (485.2)
                           --------    ------      ------         ------        --------
  Net property, plant
     and equipment......      603.9     121.6                       38.6           686.9
Investments and
  advances..............      122.6                                                122.6
Goodwill................      527.7     120.9       511.9(2)       176.3           984.2
Deferred income tax
  asset.................       18.7                                                 18.7
Other noncurrent
  assets................      118.1      12.5                        4.5           126.1
                           --------    ------      ------         ------        --------
                           $1,759.5    $475.3      $761.9         $311.9        $2,684.8
                           ========    ======      ======         ======        ========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Notes payable...........   $   46.2    $  1.0                     $  0.5        $   46.7
Accounts payable and
  accrued expenses......      266.6     133.6      $ 57.0(2)        50.5           406.7
Income taxes payable....       33.4       9.3                        1.9            40.8
                           --------    ------      ------         ------        --------
  Total current
     liabilities........      346.2     143.9        57.0           52.9           494.2
Long-term debt..........      305.5      97.4       508.6(2)         3.3           908.2
Long-term liabilities:
  Retirement-related
     liabilities........      313.2      20.0                        2.2           331.0
  Other long-term
     liabilities........       65.3      10.3                        3.5            72.1
Common stock............        0.2      16.9       (16.9)(2)                        0.2
Other stockholders'
  equity................      729.1     186.8       213.2(2)       250.0           879.1
                           --------    ------      ------         ------        --------
  Total stockholders'
     equity.............      729.3     203.7       196.3          250.0           879.3
                           --------    ------      ------         ------        --------
                           $1,759.5    $475.3      $761.9         $311.9        $2,684.8
                           ========    ======      ======         ======        ========

See accompanying notes to unaudited pro forma consolidated financial statements.

                             BORG-WARNER AUTOMOTIVE
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                   LESS:
                            BORG-                               ELECTRICAL      PRO FORMA
                            WARNER                PRO FORMA      PRODUCTS      BORG-WARNER
                          AUTOMOTIVE   KUHLMAN   ADJUSTMENTS   BUSINESSES(1)   AUTOMOTIVE
                          ----------   -------   -----------   -------------   -----------
Net sales...............   $1,767.0    $643.4                     $303.5        $2,106.9
Cost of sales...........    1,375.4     481.4                      235.4         1,621.4
Depreciation............       70.4      16.9                        5.9            81.4
Selling, general and
  administrative
  expenses..............      132.0      85.3      $(12.4)(3)       38.4           166.5
Minority interest in
  earnings..............        3.2                                                  3.2
Goodwill amortization...       16.7       3.0        12.8(2)         4.8            27.7
Equity in affiliate
  earnings and other
  income................      (13.2)      1.0                        0.3           (12.5)
                           --------    -------     ------         ------        --------
  Earnings before
     interest, finance
     charges, and income
     taxes..............      182.5      55.8        (0.4)          18.7           219.2
Interest expense and
  finance charges.......       24.6       9.3        33.6(2)        14.9            52.6
                           --------    -------     ------         ------        --------
  Earnings before income
     taxes..............      157.9      46.5       (34.0)           3.8           166.6
Provision for income
  taxes.................       54.7      18.6        (7.9)(4)        3.8            61.6
                           --------    -------     ------         ------        --------
  Net earnings..........   $  103.2    $ 27.9      $(26.1)        $  0.0        $  105.0
                           ========    =======     ======         ======        ========
Net earnings per share
  Basic.................   $   4.35    $ 1.84                                   $   3.95
                           ========    =======                                  ========
  Diluted...............   $   4.31    $ 1.75                                   $   3.91
                           ========    =======                                  ========
Average shares
  outstanding
  (thousands)
  Basic.................     23,683    15,160       2,879                         26,562
                           ========    =======     ======                       ========
  Diluted...............     23,934    15,929       2,879                         26,813
                           ========    =======     ======                       ========

See accompanying notes to unaudited pro forma consolidated financial statements.

                             BORG-WARNER AUTOMOTIVE
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                  (DOLLARS IN MILLIONS, EXPECT PER SHARE DATA)

                                                                        LESS:
                                                                     ELECTRICAL      PRO FORMA
                            BORG-WARNER              PRO FORMA        PRODUCTS      BORG-WARNER
                            AUTOMOTIVE    KUHLMAN   ADJUSTMENTS     BUSINESSES(1)   AUTOMOTIVE
                            -----------   -------   -----------     -------------   -----------
Net sales.................   $1,347.6     $571.1                       $228.1        $1,690.6
Cost of sales.............    1,058.6      426.1                        169.7         1,315.0
Depreciation..............       57.5       16.5                          4.8            69.2
Selling, general and
  administrative
  expenses................      112.7       72.9      $(13.0)(3)         30.5           142.1
Minority interest in
  earnings................        2.4                                                     2.4
Goodwill amortization.....       12.7        2.7         9.6(2)           3.6            21.4
Equity in affiliate
  earnings and other
  income..................       (8.9)       0.4                                         (8.5)
                             --------     -------     ------           ------        --------
  Earnings before
    interest, finance
    charges, and income
    taxes.................      112.6       52.5         3.4             19.5           149.0
Interest expense and
  finance charges.........       20.6        5.8        24.6(2)          11.1            39.9
                             --------     -------     ------           ------        --------
  Earnings before income
    taxes.................       92.0       46.7       (21.2)             8.4           109.1
Provision for income
  taxes...................       29.1       18.1        (3.7)(4)          5.4            38.1
                             --------     -------     ------           ------        --------
  Net earnings............   $   62.9     $ 28.6      $(17.5)          $  3.0        $   71.0
                             ========     =======     ======           ======        ========
Net earnings per share
  Basic...................   $   2.68     $ 1.71                                     $   2.69
                             ========     =======                                    ========
  Diluted.................   $   2.65     $ 1.64                                     $   2.67
                             ========     =======                                    ========
Average shares outstanding
  (thousands)
  Basic...................     23,509     16,704       2,879                           26,388
                             ========     =======     ======                         ========
  Diluted.................     23,690     17,430       2,879                           26,569
                             ========     =======     ======                         ========

See accompanying notes to unaudited pro forma consolidated financial statements.

                             BORG-WARNER AUTOMOTIVE
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                   LESS:
                            BORG-                               ELECTRICAL     PRO FORMA
                            WARNER                PRO FORMA      PRODUCTS     BORG-WARNER
                          AUTOMOTIVE   KUHLMAN   ADJUSTMENTS    BUSINESS(1)   AUTOMOTIVE
                          ----------   -------   -----------    -----------   -----------
Net sales...............   $1,300.0    $468.7                     $225.9       $1,542.8
Cost of sales...........    1,016.3     350.9                      176.6        1,190.6
Depreciation............       51.5      12.7                        4.5           59.7
Selling, general and
  administrative
  expenses..............       95.5      62.5      $ (8.6)(3)       28.7          120.7
Minority interest in
  earnings..............        1.8                                                 1.8
Goodwill amortization...       12.4       2.1         9.6(2)         3.7           20.4
Equity in affiliate
  earnings and other
  income................      (11.7)      0.7                        0.2          (11.2)
                           --------    -------     ------         ------       --------
  Earnings before
     interest, finance
     charges, and income
     taxes..............      134.2      39.8        (1.0)          12.2          160.8
Interest expense and
  finance charges.......       19.0       7.3        24.9(2)        11.2           40.0
                           --------    -------     ------         ------       --------
  Earnings before income
     taxes..............      115.2      32.5       (25.9)           1.0          120.8
Provision for income
  taxes.................       39.2      13.1        (6.1)(4)        2.1           44.1
                           --------    -------     ------         ------       --------
  Net earnings..........   $   76.0    $ 19.4      $(19.8)        $ (1.1)      $   76.7
                           ========    =======     ======         ======       ========
Net earnings per share
  Basic.................   $   3.21    $ 1.32                                  $   2.89
                           ========    =======                                 ========
  Diluted...............   $   3.17    $ 1.25                                  $   2.86
                           ========    =======                                 ========
Average shares
  outstanding
  (thousands)
  Basic.................     23,692    14,698       2,879                        26,571
                           ========    =======     ======                      ========
  Diluted...............     23,907    15,464       2,879                        26,786
                           ========    =======     ======                      ========

See accompanying notes to unaudited pro forma consolidated financial statements.

                             BORG-WARNER AUTOMOTIVE
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
               YEAR ENDED DECEMBER 31, 1997 AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1998 AND 1997

(1) The electrical products businesses include two businesses of Kuhlman, one of which manufactures transformers and the other of which manufactures wire and cable. Borg-Warner Automotive plans to sell the electrical products businesses after the merger. The pro forma consolidated balance sheet reflects the electrical products businesses at net carrying value. This carrying value of $250 million includes $121 million of the excess purchase price of the merger. Revenues, costs and expenses of the electrical products businesses have been deducted from the pro forma Borg-Warner Automotive column of the pro forma consolidated financial statements. For purposes of the unaudited pro forma consolidated statements of operations, a portion of interest expense and amortization of goodwill relating to the merger has been allocated to the electrical products businesses, and accordingly has been deducted in arriving at the pro forma consolidated statement of operations data. The goodwill amortization was based upon the goodwill allocated to such businesses. Interest expense was allocated assuming the businesses were responsible for the interest on $250 million in acquisition indebtedness. The following chart shows the amounts of goodwill amortization and interest expense allocated to the electrical products businesses for each of the periods presented.

                                                              GOODWILL      INTEREST
                                                            AMORTIZATION    EXPENSE
                                                            ------------    --------
    Year ended December 31, 1997........................        $3.0         $14.9
    Nine months ended
      September 30, 1998................................         2.3          11.1
      September 30, 1997................................         2.3          11.1

(2) The estimated purchase price for purposes of the calculation of goodwill is as follows:

    Purchase of Kuhlman common stock............................    $658.6
    Payment for options, long-term incentives et al. ...........      45.0
    Fees and expenses related to the merger.....................      12.0
                                                                    ------
    Subtotal....................................................      57.0
                                                                    ------
      Total purchase price......................................     715.6
      Net book value of Kuhlman.................................     203.7
                                                                    ------
    Excess purchase price.......................................     511.9
    Excess purchase price allocated to electrical products
      businesses................................................     120.9
                                                                    ------
    Goodwill....................................................    $391.0

     The pro forma consolidated financial statements assume that 2,878,526 shares of Borg-Warner Automotive common stock will be issued in the merger, corresponding to an average Borg-Warner Automotive common stock price of $52.11. The number of shares of Borg-Warner Automotive common stock actually issued in the merger will be based on the daily average of the high and low sales prices of Borg-Warner Automotive common stock price during the 20 consecutive trading days immediately preceding the third trading date prior to the closing date. The effects on earnings per share and number of shares to be issued in the merger if the average Borg-Warner Automotive stock price were to equal $40.00 per share, $50.00 per share or $60.00 per share are shown in the table below.

                                                      EARNINGS PER SHARE
                                ---------------------------------------------------------------
                                FOR THE YEAR ENDED    FOR THE NINE MONTHS   FOR THE NINE MONTHS
    BORG-WARNER    NUMBER OF         12/31/97            ENDED 9/30/98         ENDED 9/30/97
    AUTOMOTIVE      SHARES      -------------------   -------------------   -------------------
       PRICE      (THOUSANDS)    BASIC     DILUTED     BASIC     DILUTED     BASIC     DILUTED
    -----------   -----------   -------   ---------   -------   ---------   -------   ---------
      $40.00         3,750       $3.83      $3.79      $2.60      $2.59      $2.79      $2.77
      $50.00         3,000       $3.93      $3.90      $2.68      $2.66      $2.87      $2.85
      $60.00         2,500       $4.01      $3.97      $2.73      $2.71      $2.93      $2.90

     Interest expense on acquisition borrowings has been calculated at rates in effect for the periods presented in the pro forma consolidated statements of operations. These rates were 6.8% for the year ended December 31, 1997, 6.4% for the nine months ended September 30, 1998 and 6.8% for the nine months ended September 30, 1997.

(3) The adjustment to eliminate the Kuhlman corporate headquarters expense reflects the cost of operating Kuhlman's executive and administrative offices in Savannah, Georgia, which will be closed upon completion of the merger. A one-time charge to close the headquarters office is included in the aggregate purchase price.

(4) The tax effect adjustment accounts for the tax effects of the various other adjustments, using a domestic marginal rate, where applicable. Amortization of goodwill arising from the merger is not deductible for U.S. income tax purposes.

                         COMPARATIVE RIGHTS OF KUHLMAN
              STOCKHOLDERS AND BORG-WARNER AUTOMOTIVE STOCKHOLDERS

     Both Kuhlman and Borg-Warner Automotive are Delaware corporations and are governed by the DGCL. In addition, the rights of Kuhlman stockholders are currently governed by the Kuhlman Charter and the Kuhlman by-laws, and the rights of Borg-Warner Automotive stockholders are governed by the Borg-Warner Automotive Restated Certificate of Incorporation (the "Borg-Warner Automotive Charter") and the Borg-Warner Automotive by-laws. After the Effective Time, the rights of holders of Kuhlman common stock who become holders of Borg-Warner Automotive common stock will be governed by the Borg-Warner Automotive Charter, the Borg-Warner Automotive by-laws and the DGCL. In most respects, the rights of holders of Kuhlman common stock are similar to the rights of holders of Borg-Warner Automotive common stock. The following is a summary of the material differences between such rights. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the DGCL as well as to the Kuhlman Charter, the Kuhlman by-laws, the Borg-Warner Automotive Charter and the Borg-Warner Automotive by-laws, copies of which are on file with the SEC.

ELECTION OF BOARD OF DIRECTORS

     The Kuhlman and Borg-Warner Automotive by-laws both provide that directors will be elected for three-year terms and divided into three classes. None of the Kuhlman Charter, the Kuhlman by-laws, the Borg-Warner Automotive Charter or the Borg-Warner Automotive by-laws provide for cumulative voting of shares for election of directors.

NUMBER OF DIRECTORS

     The Kuhlman by-laws specify that the number of directors will be not less than six and not more than 11. The exact number of directors, within these limits, will be determined from time to time by resolution of the Kuhlman Board.

     The Borg-Warner Automotive by-laws specify that the number of directors will be not less than three and not more than 17. The exact number of directors, within these limits, will be determined from time to time by resolution of a majority of the total number of directors that Borg-Warner Automotive would have if there were no vacancies.

VACANCIES

     Both the Kuhlman by-laws and the Borg-Warner Automotive by-laws provide that any vacancy on the Kuhlman Board or the Borg-Warner Automotive Board, respectively, or any newly created directorship, may be filled by a majority of the directors then in office, although less than a quorum.

REMOVAL OF DIRECTORS

     The Kuhlman Charter and by-laws are silent as to the removal of directors. Under the DGCL, when a board is classified, any director or the entire board of directors may be removed by a majority of the outstanding voting stock only for cause.

     The Borg-Warner Automotive by-laws provide that a director or the entire board of directors may be removed at any time for cause by the vote of 80% of the outstanding voting stock.

AMENDMENTS TO CHARTERS AND BY-LAWS

     The Kuhlman Charter and by-laws provide that the Kuhlman by-laws may be altered or repealed by either a majority of the total number of directors that Kuhlman would have if there were no vacancies on the Kuhlman Board or by 70% of the outstanding shares entitled to vote. The Borg-Warner Automotive Charter and by-laws provide that the Borg-Warner Automotive by-laws may be altered or repealed by either a majority of the total number of directors or 80% of the outstanding shares entitled to vote.

     The Kuhlman Charter may be amended in the manner prescribed by the DGCL, which generally requires the approval of a majority of the outstanding shares. The Borg-Warner Automotive Charter also states that it may be amended in the manner prescribed by the DGCL; however, the affirmative vote of not less than 80% of the outstanding voting stock is needed to amend the provisions of the Borg-Warner Automotive Charter addressing the number, classification, term of office or removal of directors; the filling of vacant directorships; the prohibition on stockholder actions by written consent; and the restrictions on the calling of special meetings.

SPECIAL MEETINGS OF STOCKHOLDERS; NOTICE

     The Kuhlman by-laws provide that special meetings of Kuhlman stockholders may be called by the Kuhlman Board or the chief executive officer. The Kuhlman by-laws require delivery of written or printed notice to all record stockholders entitled to vote not less than 10 nor more than 60 days before the date of the meeting. Notices must specify the time, place and purpose of the meeting. No business other than that stated in the notice can be transacted at a special meeting.

     The Borg-Warner Automotive by-laws provide that special meetings of Borg-Warner Automotive stockholders may be called by the Borg-Warner Automotive Board or any person or committee expressly so authorized by the Borg-Warner Automotive Board. The Borg-Warner Automotive by-laws require delivery of written notice to all record stockholders entitled to vote not less than 10 nor more than 60 days before the date of the meeting. Notices must specify the time, place and purpose of the meeting. No business other than that stated in the notice can be transacted at a special meeting.

ACTION BY WRITTEN CONSENT

     Both the Borg-Warner Automotive and Kuhlman Charters prohibit stockholder action by written consent.

INDEMNIFICATION

     The Kuhlman by-laws provide that expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding will be paid by Kuhlman in advance of the final disposition, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to indemnification. The Borg-Warner Automotive Charter provides that expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid in advance by Borg-Warner Automotive upon receipt of such an undertaking.

     Both the Kuhlman by-laws and the Borg-Warner Automotive by-laws provide for indemnification of amounts paid in settlement, but the Kuhlman by-laws require that any settlement be approved in advance by the Kuhlman Board, which approval shall not be unreasonably withheld. Neither the Borg-Warner Automotive Charter nor the Borg-Warner Automotive by-laws have such requirement.

     The Borg-Warner Automotive Charter provides for indemnification of an indemnitee's spouse who was or is a party or is threatened to be made a party solely by reason of being the indemnitee's spouse. The Kuhlman Charter and by-laws do not contain such a provision.

RIGHTS AGREEMENTS

     Both Kuhlman and Borg-Warner Automotive have entered into rights agreements. The Kuhlman rights agreement expires on April 30, 2007. The Borg-Warner Automotive rights agreement expires on July 22, 2008.

     The Kuhlman rights (as defined in the Kuhlman rights agreement) become exercisable and transferable apart from shares of Kuhlman common stock after the earlier of (1) 10 business days following the date of a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Kuhlman common stock, and (2) 10 business days following the commencement or announcement of an intention to make a tender offer or exchange offer that, if successful, would cause the bidder to own 15% of the outstanding Kuhlman common stock. The Borg-Warner Automotive rights (as defined in the Borg-Warner Automotive rights agreement) become exercisable and transferable apart from shares of Borg-Warner Automotive common stock under substantially identical circumstances except that the ownership threshold is 20% and relates to shares of Borg-Warner Automotive common stock.

     When exercisable, each Kuhlman right entitles the holder to purchase from Kuhlman one one-hundredth of a share of a designated series of preferred stock at a price of $80, subject to adjustment. When exercisable, each Borg-Warner Automotive right entitles the holder to purchase from Borg-Warner Automotive one one-hundredth of a share of a designated series of preferred stock at $300, subject to adjustment.

     In the event of an acquisition by a person or group of 15% or more of Kuhlman's common stock, each holder of a Kuhlman right, other than such person or group, is entitled to purchase $160 worth of shares of Kuhlman common stock for $80. In the event of an acquisition by a person or group of 20% or more of Borg-Warner Automotive's common stock, each holder of a Borg-Warner Automotive right, other than such person or group, is entitled to purchase $600 worth of shares of Borg-Warner Automotive common stock for $300.

     The Borg-Warner Automotive rights agreement includes an exchange feature, pursuant to which: at any time after a person or group acquires at least 20% but less than 50% of the outstanding Borg-Warner Automotive common stock, the Borg-Warner Automotive Board may exchange the rights (other than rights owned by such person or group, which shall become void) at an exchange ratio of one share of Borg-Warner Automotive common stock, or one one-hundredth of a preferred share from a designated series, per right.

     The Kuhlman rights can be redeemed by the Kuhlman Board for $0.0001 per right at any time prior to the earlier of (1) an acquisition of 15% or more of Kuhlman's common stock and (2) the date on which the rights become exercisable and transferable apart from shares of Kuhlman common stock. The Borg-Warner Automotive rights can be redeemed by the Borg-Warner Automotive Board for $0.01 per right at any time prior to an acquisition of 20% or more of Borg-Warner Automotive's common stock.

EVALUATION OF CERTAIN ACQUISITION PROPOSALS

     The Borg-Warner Automotive Charter provides that, when evaluating another party's proposal to purchase shares of Borg-Warner Automotive common stock in a tender offer, to merge, to consolidate or to acquire substantially all of Borg-Warner Automotive's assets, the Borg-Warner Automotive Board shall give due consideration to all relevant factors, including, without limitation, the social and economic effects on the employees, customers, suppliers and other constituents of Borg-Warner Automotive and its subsidiaries and on the communities in which they operate or are located. The Kuhlman Charter and by-laws do not contain such a provision.

                                 LEGAL OPINIONS

     The legality of the shares of Borg-Warner Automotive common stock to be issued in connection with the merger is being passed upon for Borg-Warner Automotive by Laurene H. Horiszny, Vice President and General Counsel of Borg-Warner Automotive. As of January 20, 1999, Ms. Horiszny owned 3,407 shares of Borg-Warner Automotive common stock and held stock options to purchase an additional 18,700 shares.

                                    EXPERTS

     Borg-Warner Automotive's consolidated financial statements as of December 31, 1997 and December 31, 1996, and for each of the three years in the period ended December 31, 1997, have been incorporated in this proxy statement/prospectus by reference from Borg-Warner Automotive's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Form 10K/A filed with the SEC on June 26, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of NSK-Warner Kabushiki Kaisha as of March 31, 1998 and 1997, and for each of the three years in the period ended March 31, 1998, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedules of Kuhlman as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated in this proxy statement/prospectus by reference to Kuhlman's Annual Report on Form 10-K, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in this proxy statement/prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Representatives of Arthur Andersen LLP are expected to be present at the special meeting and will be available to respond to appropriate questions and may make a statement if they so desire.

                                 OTHER MATTERS

     Pursuant to Kuhlman's by-laws, the business that may be conducted at the special meeting is confined to that referenced in the notice of special meeting of stockholders that accompanies this proxy statement/prospectus.

                             STOCKHOLDER PROPOSALS

     Kuhlman will hold an annual meeting of stockholders in 1999 only if the merger is not consummated before the time of such meeting. Any proposal that a stockholder intends to present at the annual meeting of stockholders in 1999, if any, was required to have been received by Kuhlman at its principal executive offices by November 25, 1998 in order to be eligible for inclusion in Kuhlman's proxy statement and proxy form relating to such meeting. In addition, if any business should properly come before such annual meeting other than that which is stated in such proxy statement, then, if Kuhlman does not receive timely notice of the matter, the persons designated in such proxy form will vote or refrain from voting in respect thereof in accordance with the judgment of the persons voting such proxies. To be timely, a stockholder's notice must be delivered to the Secretary of Kuhlman at Kuhlman's principal executive offices no later than February 22, 1999 and no earlier than January 23, 1999. Such notice also must otherwise comply with the provisions of Kuhlman's by-laws.

                      WHERE YOU CAN FIND MORE INFORMATION

     Borg-Warner Automotive has filed the registration statement on Form S-4 to register with the SEC the shares of Borg-Warner Automotive common stock to be issued to Kuhlman stockholders in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Borg-Warner Automotive and Kuhlman. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Borg-Warner Automotive and Kuhlman file annual, quarterly and special reports, proxy statements and other information with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy any reports, statements or other information we file at the following locations of the SEC:

Public Reference Room      New York Regional Office   Chicago Regional Office
450 Fifth Street, N.W.     7 World Trade Center       Citicorp Center
Room 1024                  Suite 1300                 500 West Madison Street
Washington, DC 20539       New York, NY 10048         Suite 1400
                                                      Chicago, IL 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information into this proxy statement/ prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial condition.

BORG-WARNER AUTOMOTIVE SEC FILINGS      DESCRIPTION OR
(FILE NO. 001-12162)                    PERIOD/AS OF DATE
----------------------------------      -----------------
Annual Report on Form 10-K/A            Year ended December 31, 1997

Quarterly Reports on Form 10-Q          Quarters ended March 31, 1998, June
                                        30, 1998 and September 30, 1998

Current Reports on Form 8-K             Filed on July 24, 1998, December 11,
                                        1998 and December 21, 1998

Proxy Statement                         Dated March 20, 1998

Registration Statement on Form 8-A12B,  Description of Rights under
  dated July 24, 1998                   Borg-Warner Automotive Rights
                                        Agreement

Registration Statement on Form S-3,     Description of Borg-Warner Automotive
  dated January 27, 1997                common stock

KUHLMAN SEC FILINGS                     DESCRIPTION OR
(FILE NO. 001-07695)                    PERIOD/AS OF DATE
--------------------                    -----------------
Annual Report on Form 10-K              Year ended December 31, 1997

Quarterly Reports on Form 10-Q          Quarters ended March 31, 1998, June
                                        30, 1998 and September 30, 1998

Current Reports on Form 8-K             Filed December 22, 1998

Proxy Statement                         Dated March 25, 1998

     Borg-Warner Automotive and Kuhlman also incorporate by reference into this proxy statement/prospectus additional documents that may be filed with the SEC under the Securities Exchange Act of 1934, as amended from the date of this proxy statement/prospectus to the date of the special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

     Borg-Warner Automotive has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Borg-Warner Automotive and Merger Sub, and Kuhlman has supplied all such information relating to Kuhlman.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us, the SEC or the SEC's Internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

     Borg-Warner Automotive Inc.                 Kuhlman Corporation
      200 South Michigan Avenue               3 Skidaway Village Square
       Chicago, Illinois 60604                 Savannah, Georgia 31411
         Tel: (312) 322-8500                     Tel: (912) 598-7809
           Attn: Secretary                         Attn: Secretary

     If you would like to request documents from us, please do so by February 19, 1999 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     WE HAVE AUTHORIZED NO ONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION ABOUT THE PROPOSED MERGER OR OUR COMPANIES THAT DIFFERS FROM OR ADDS TO THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN THE DOCUMENTS OUR COMPANIES HAVE PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE SHOULD GIVE YOU ANY DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     IF YOU LIVE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS DOCUMENT, OR TO ASK FOR PROXIES, OR, IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS DOCUMENT DOES NOT EXTEND TO YOU.

     THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF THE DATE INDICATED ON THE COVER OF THIS DOCUMENT UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

                             INDEX OF DEFINED TERMS

TERM                               PAGE
----                              -------
Borg-Warner Automotive Charter...      69
Cash Designated Shares...........      45
Cash Election....................      43
Certificate......................      43
Competing Transaction............      51
Costs............................      57
DGCL.............................      35
Dissenters' Shares...............      43
Dissenting Stockholder...........      41
EBIT.............................      31
EBITDA...........................      31
Effective Time...................      35
Election.........................      44
Election Deadline................      45
EPS..............................      30
Exchange Agent...................      45
HSR Act..........................      36
Kuhlman Affiliates...............      38
Kuhlman Charter..................      40

TERM                               PAGE
----                              -------
LTM..............................      30
Material Adverse Effect..........      52
Merger Consideration.............      24
Merger Sub.......................      21
Non-Election.....................      44
NYSE.............................      14
OEMs.............................      16
P/E..............................      30
PRPs.............................      18
Real Estate Agreement............      55
Record Date......................      22
Representative...................      44
SARs.............................      47
SEC..............................      37
Securities Act...................      38
Stock Designated Shares..........      44
Stock Election...................      43
Superior Proposal................      52

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                          BORG-WARNER AUTOMOTIVE, INC.

                                 ("Purchaser"),

                                BWA MERGER CORP.

                 a wholly owned direct subsidiary of Purchaser
                                  ("Subcorp"),

                                      and

                              KUHLMAN CORPORATION

                                   ("Target")

                               December 17, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PRELIMINARY STATEMENTS......................................   A-5
AGREEMENT...................................................   A-5
ARTICLE I.  THE MERGER......................................   A-5
  1.1    The Merger.........................................   A-5
  1.2    Effective Time.....................................   A-5
  1.3    Effects of the Merger..............................   A-6
  1.4    Certificate of Incorporation and By-Laws...........   A-6
  1.5    Directors and Officers of the Surviving
         Corporation........................................   A-6
ARTICLE II.  CONVERSION OF SECURITIES.......................   A-6
  2.1    Conversion of Capital Stock........................   A-6
  2.2    Election Procedures................................   A-7
  2.3    Exchange Ratio; Fractional Shares; Adjustments.....   A-9
  2.4    Exchange of Certificates...........................  A-10
          (a) Exchange Agent................................  A-10
          (b) Exchange Procedures...........................  A-10
          (c) Distributions with Respect to Unexchanged
              Shares........................................  A-11
          (d) No Further Ownership Rights in Target Common
              Stock.........................................  A-11
          (e) Termination of Exchange Fund..................  A-12
          (f) No Liability..................................  A-12
          (g) Investment of Exchange Fund...................  A-12
          (h) Withholding Rights............................  A-12
  2.5    Treatment of Stock Options.........................  A-13
  2.6    Treatment of Stock Appreciation Rights.............  A-13
  2.7    Treatment of Awards Under Long-Term Incentive
         Plan...............................................  A-13
ARTICLE III.  REPRESENTATIONS AND WARRANTIES OF PURCHASER
              AND SUBCORP...................................  A-14
  3.1    Organization and Standing..........................  A-14
  3.2    Corporate Power and Authority......................  A-14
  3.3    Capitalization of Purchaser and Subcorp............  A-14
  3.4    Conflicts; Consents and Approvals..................  A-15
  3.5    Purchaser SEC Documents............................  A-16
  3.6    Compliance with Law................................  A-16
  3.7    Registration Statement; Proxy Statement............  A-17
  3.8    Litigation; Products Liability.....................  A-17
  3.9    No Material Adverse Change.........................  A-17
  3.10   Environmental Compliance...........................  A-17
  3.11   Board Recommendation...............................  A-18
ARTICLE IV.  REPRESENTATIONS AND WARRANTIES OF TARGET.......  A-18
  4.1    Organization and Standing..........................  A-18
  4.2    Subsidiaries.......................................  A-19
  4.3    Corporate Power and Authority......................  A-19
  4.4    Capitalization of Target...........................  A-19
  4.5    Conflicts; Consents and Approvals..................  A-20
  4.6    No Material Adverse Change.........................  A-21
  4.7    Target SEC Documents...............................  A-21
  4.8    Taxes..............................................  A-21
  4.9    Compliance with Law................................  A-22

                                                              PAGE
                                                              ----
  4.10   Intellectual Property..............................  A-23
  4.11   Registration Statement; Proxy Statement............  A-23
  4.12   Litigation; Products Liability.....................  A-23
  4.13   Employee Benefit Plans.............................  A-24
  4.14   Contracts..........................................  A-27
  4.15   Labor Matters......................................  A-28
  4.16   Permits............................................  A-28
  4.17   Reserved...........................................  A-28
  4.18   Title to Properties and Assets.....................  A-28
  4.19   Environmental Compliance...........................  A-29
  4.20   Opinion of Financial Advisor.......................  A-29
  4.21   Board Recommendation; Required Vote................  A-29
  4.22   Section 203 of DGCL; Rights Agreement..............  A-29
  4.23   Brokerage and Finder's Fees........................  A-30
ARTICLE V.  COVENANTS OF THE PARTIES........................  A-30
  5.1    Mutual Covenants...................................  A-30
          (a) HSR Act Filings; Reasonable Best Efforts;
              Notification..................................  A-30
          (b) Public Announcements..........................  A-32
          (c) Registration Statement/Proxy Statement........  A-32
          (d) Change of Control.............................  A-33
  5.2    Covenants of Purchaser.............................  A-33
          (a) Conduct of Purchaser's Operations.............  A-33
          (b) Indemnification; Directors' and Officers'
              Insurance.....................................  A-33
          (c) Merger Sub....................................  A-34
          (d) NYSE Listing..................................  A-34
          (e) Employees and Employee Benefits...............  A-34
          (f) Contacts with Target's Customers and
              Suppliers.....................................  A-34
  5.3    Covenants of Target................................  A-34
          (a) Target Stockholders Meeting...................  A-34
          (b) Conduct of Target's Operations................  A-35
          (c) No Solicitation...............................  A-37
          (d) Access........................................  A-38
          (e) Subsequent Financial Statements...............  A-39
          (f) Affiliates of Target..........................  A-39
ARTICLE VI.  CONDITIONS.....................................  A-39
  6.1    Conditions to the Obligations of Each Party........  A-39
  6.2    Conditions to Obligations of Target................  A-40
  6.3    Conditions to Obligations of Purchaser and
         Subcorp............................................  A-40
ARTICLE VII.  TERMINATION AND AMENDMENT.....................  A-41
  7.1    Termination........................................  A-41
  7.2    Effect of Termination..............................  A-42
  7.3    Amendment..........................................  A-44
  7.4    Extension; Waiver..................................  A-44
ARTICLE VIII.  MISCELLANEOUS................................  A-44
  8.1    Survival of Representations and Warranties.........  A-44
  8.2    Notices............................................  A-44
  8.3    Interpretation.....................................  A-45
  8.4    Counterparts.......................................  A-46
  8.5    Entire Agreement...................................  A-46

                                                              PAGE
                                                              ----
  8.6    Third-Party Beneficiaries..........................  A-46
  8.7    Governing Law......................................  A-46
  8.8    Consent to Jurisdiction; Venue.....................  A-46
  8.9    Specific Performance...............................  A-46
  8.10   Assignment.........................................  A-47
  8.11   Expenses...........................................  A-47
Exhibit A -- Form of Affiliate Letter
Exhibit B -- Form of Subcorp Bylaws

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") is made and entered into as of the 17th day of December, 1998, by and among Borg-Warner Corporation, a Delaware corporation ("Purchaser"), BWA Merger Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Subcorp"), and Kuhlman Corporation, a Delaware corporation ("Target").

                             PRELIMINARY STATEMENTS

     A. Purchaser desires to combine its businesses with the businesses operated by Target through the merger of Subcorp with and into Target, with Target as the surviving corporation (the "Merger"), pursuant to which each share of Target Common Stock (as defined in Section 4.4(a)) outstanding at the Effective Time (as defined in Section 1.2) will be converted into the right to receive the Merger Consideration (as defined in Section 2.4(b)) as more fully provided herein.

     B. Target desires to combine its businesses with the businesses operated by Purchaser and for the holders of shares of Target Common Stock ("Target Stockholders") to receive the Merger Consideration and to have a continuing equity interest in the combined Purchaser/Target businesses through the ownership of Purchaser Common Shares (as defined in Section 3.3(a)).

     C. The respective Boards of Directors of Purchaser, Subcorp and Target have determined the Merger to be desirable and in the best interests of their respective shareholders and, by resolutions duly adopted, have approved and adopted this Agreement.

                                   AGREEMENT

     Now, therefore, in consideration of these premises and the mutual and dependent promises hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I.

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"), Subcorp shall be merged with and into Target at the Effective Time. As a result of the Merger, the separate corporate existence of Subcorp shall cease and Target shall continue its existence under the laws of the State of Delaware. Target, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time. As promptly as possible on the Closing Date (as defined below), the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") a certificate of merger (the "Certificate of Merger") in such form as is required by and executed in accordance with Section 251 of the DGCL. The Merger shall become effective (the "Effective Time") when the Certificate of Merger has been filed with the Delaware Secretary of State or at such later time as shall be agreed upon by Purchaser and Target and specified in the Certificate of Merger. The date on which the Effective Time occurs is herein referred to as the "Effective Date." Prior to the filing referred to in this Section 1.2, a closing (the "Closing") shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or such other place as the parties may agree as soon as practicable (but in any event within ten business days) following the date upon which all conditions set forth in Article VI have been satisfied or waived, or at such other date as Purchaser and Target may agree; provided, that the conditions set forth in Article VI have been satisfied or waived at or prior to such date. The date on which the Closing takes place is referred to herein as the "Closing Date."

     1.3 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

     1.4 Certificate of Incorporation and By-Laws. The Certificate of Merger shall provide that at the Effective Time (i) the Certificate of Incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained immediately prior thereto in the Certificate of Incorporation of Subcorp, except for Article I thereof, which shall continue to read "The name of the corporation is 'Kuhlman Corporation'", and (ii) the By-Laws of Subcorp in effect immediately prior to the Effective Time, which shall be in the form attached as Exhibit A hereto, shall be the By-Laws of the Surviving Corporation; in each case, until amended in accordance with the DGCL.

     1.5 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the officers of Target shall be the officers of the Surviving Corporation and the directors of Subcorp shall be the directors of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified. On or prior to the Closing Date, Target shall deliver to Purchaser evidence satisfactory to Purchaser of the resignations of the directors of Target, such resignations to be effective as of the Effective Time.

                                  ARTICLE II.

                            CONVERSION OF SECURITIES

     2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Subcorp or Target or their respective shareholders:

     (a) Each share of common stock, $0.01 par value, of Subcorp ("Subcorp Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $0.01 par value, of the Surviving Corporation.

     Such newly issued shares shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

     (b) Each share of capital stock of Target held in the treasury of Target shall be cancelled and retired and no payment shall be made in respect thereof.

     (c)  Each outstanding share of Target Common Stock which under the terms of
Section 2.2 is to be converted into the right to receive Purchaser Common Shares shall, subject to Section 2.3, be converted into and become the right to receive a number of Purchaser Common Shares equal to the Exchange Ratio (as defined in Section 2.3) (the "Stock Consideration").

     (d)  Each outstanding share of Target Common Stock which under the terms of
Section 2.2 is to be converted into the right to receive cash shall be converted into the right to receive $39.00 in cash (the "Cash Consideration").

     (e) Each outstanding share of Target Common Stock the holder of which has perfected his right to dissent under applicable law and has not effectively withdrawn or lost such right as of the Effective Date (the "Dissenting Shares") shall not be converted into or represent a right to receive Purchaser Common Shares and/or cash hereunder, and the holder thereof shall be entitled only to such rights as are granted by applicable law. Target shall give Purchaser prompt notice upon receipt by Target of any such written demands for payment of the fair value of such shares of Target Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"). Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

     (f) If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Date, such holder's shares of Target Common Stock shall be converted into a right to receive cash and/or Purchaser Common Shares in accordance with the applicable provisions of this Agreement. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Date, each share of Target Common Stock of such holder shall be converted on a share by share basis into the right to receive the Cash Consideration.

     2.2  Election Procedures.

     (a)  Subject to the allocation and election procedures set forth in this
Section 2.2, each record holder (or beneficial owner through appropriate and customary documentation and instructions) immediately prior to the Effective Time of shares of Target Common Stock shall be entitled either (i) to elect to receive the Cash Consideration for each such share of Target Common Stock ("Cash Election Shares"), or (ii) to elect to receive the Stock Consideration for each such share of Target Common Stock ("Stock Election Shares"), or (iii) to indicate that such record holder has no preference as to the receipt of cash or Purchaser Common Shares for each such share of Target Common Stock ("Non-Election Shares"). All such elections shall be made on a form furnished by Purchaser for that purpose (a "Form of Election") and reasonably satisfactory to Target. If more than one Certificate shall be surrendered for the account of the same holder, the number of Purchaser Common Shares, if any, to be issued to such holder in exchange for the certificates representing the shares of Target Common Stock (the "Certificates") which have been surrendered shall be computed on the basis of the aggregate number of shares of Target Common Stock represented by all of the Certificates surrendered for the account of such holder. Holders of record of shares of Target Common Stock who hold such shares as nominees, trustees or in other representative capacities (each, a "Representative") may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all shares of Target Common Stock held by such Representative for a particular beneficial owner.

     (b) Not later than the 25th business day prior to the anticipated Effective Date or such date as the parties agree in writing, Purchaser shall mail a Form of Election and a letter of transmittal to record holders of Target Common Stock as of the record date for the Target Stockholders Meeting (as defined below). Elections shall be made by holders of shares of Target Common Stock by delivering the Form of Election to Harris Trust and Savings Bank, or such other bank or trust company designated by Purchaser and who is reasonably satisfactory to Target (the "Exchange Agent"). To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent by 5:00 p.m. (New York City time) on the last business day prior to the date of the Target Stockholders Meeting (as defined below) or such other time and date as Purchaser and Target may mutually agree (the "Election Deadline"), and accompanied by (1)(x) the Certificates as to which the election is being made or (y) an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such Stock Certificates are in fact delivered to the Exchange Agent within three New York Stock Exchange ("NYSE") trading days after the date of execution of such guarantee of delivery (a "Guarantee of Delivery") and (2) a properly completed and signed letter of transmittal. Failure to deliver Certificates covered by any Guarantee of Delivery within three NYSE trading days after the date of execution of such Guarantee of Delivery shall be deemed to invalidate any otherwise properly made election. Purchaser will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The good faith decision of Purchaser (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Purchaser nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by Section 2.2(c) and all such computations shall be conclusive and binding on the Target Stockholders in the absence of manifest error. Any Form of Election may be changed or revoked prior to the Election Deadline. In the event a Form of Election is revoked prior to the Election Deadline, Purchaser shall, or shall cause the Exchange Agent to, cause the Certificates representing the shares of Target Common Stock covered by such Form of Election to be promptly returned without charge to the person submitting the Form of Election upon written request to that effect from such person. For purposes hereof, if a Target Stockholder does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline (including a holder who submits and then revokes his or her Form of Election and does not resubmit a Form of Election which is timely received by the Exchange Agent), or if a Target Stockholder submits a Form of Election without the corresponding Certificates or a Guarantee of Delivery, then such Target Stockholder's shares of Target Common Stock shall be deemed to be Non-Election Shares. If any Form of Election is defective in any manner that the Exchange Agent cannot reasonably determine the election preference of the stockholder submitting such Form of Election, the purported election set forth therein shall be deemed to be of no force and effect and then such Target Stockholder's shares of Target Common Stock shall, for purposes hereof, be deemed to be Non-Election Shares.

     (c) Within five business days after the Election Deadline (the "Measurement Date"), the Exchange Agent shall effectuate the allocation among holders of Target Common Stock of rights to receive Purchaser Common Shares or cash in the Merger in accordance with the Forms of Election as follows:

          (i) If the number of Stock Election Shares is less than or equal to 3,846,154 (the "Stock Conversion Number"), then:

             (1) all Stock Election Shares will be converted into the right to receive Purchaser Common Shares,

             (2) the Exchange Agent will select first from among the Non-Election Shares by a random selection process as shall be mutually determined by Purchaser and Target as shall be further described in the Election Form, then (if necessary) will allocate pro rata from among the Cash Election Shares (provided that each holder of such Cash Election Shares holds 1,000 or more shares of Target Common Stock), and then (if necessary) will allocate pro rata from among the remaining Cash Election Shares, a sufficient number of such shares ("Stock Designated Shares") such that the number of Stock Designated Shares will, when added to the number of Stock Election Shares, equal as closely as practicable the Stock Conversion Number, and all Stock Designated Shares will be converted into the right to receive Purchaser Common Shares, and

             (3) the Cash Election Shares (subject to the provisions of Sections 2.1(e) and (f) with respect to any Dissenting Shares) and the Non-Election Shares which are not Stock Designated Shares will be converted into the right to receive cash; or

          (ii) If the number of Stock Election Shares is greater than the Stock Conversion Number, then:

             (1) the Exchange Agent will allocate pro rata first from among the Stock Election Shares (provided that each holder of such Stock Election Shares holds less than 1,000 shares of Target Common Stock) and then (if necessary) will allocate pro rata from among the remaining Stock Election Shares, a sufficient number of such shares ("Cash Designated Shares") such that when the number of Cash Designated Shares is subtracted from the number of Stock Election Shares, the remaining Stock Election Shares will equal as closely as practicable the Stock Conversion Number and all such remaining Stock Election Shares will be converted into the right to receive Purchaser Common Shares, and

             (2) the Cash Election Shares, Non-Election Shares, and Cash Designated Shares will be converted into the right to receive cash.

     2.3  Exchange Ratio; Fractional Shares; Adjustments.

     (a) The "Exchange Ratio" shall mean the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $39.00 by (ii) the average of the high and low sales prices of Purchaser Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Tape (the "NYSE Composite Tape") on each of the twenty consecutive trading days immediately preceding the third trading date prior to the Closing Date (the "Purchaser Share Price").

     (b) No certificates for fractional Purchaser Common Shares shall be issued as a result of the conversion provided for in Section 2.1(c) and such fractional share interests will not entitle the owner thereof to vote or have any rights of a holder of Purchaser Common Shares. In lieu of any such fractional Purchaser Common Shares, the holder of a certificate previously evidencing Target Common Stock, upon presentation of such fractional interest represented by an appropriate certificate for Target Common Stock to the Exchange Agent pursuant to Section 2.3, shall be entitled to receive a cash payment therefor in an amount equal to the value (determined with reference to the Purchaser Share Price) of such fractional interest. Such payment with respect to fractional shares is merely intended to provide a mechanical rounding off of, and is not a separately bargained for, consideration. If more than one certificate representing shares of Target Common Stock shall be surrendered for the account of the same holder, the number of Purchaser Common Shares for which certificates have been surrendered shall be computed on the basis of the aggregate number of shares represented by the certificates so surrendered.

     (c) In the event that prior to the Effective Time Purchaser shall declare a stock dividend or other distribution payable in Purchaser Common Shares or securities convertible into Purchaser Common Shares, or effect a stock split, reclassification, combination or other change with respect to Purchaser Common Shares, the Exchange Ratio and Cash Consideration set forth in this Article II shall be adjusted to reflect such dividend, distribution, stock split, reclassification, combination or other change.

     2.4  Exchange of Certificates.

     (a) Exchange Agent. Immediately prior to the Effective Time, Purchaser shall deposit with the Exchange Agent for the benefit of Target Stockholders, for exchange in accordance with this Section 2.4, (i) certificates representing the aggregate Stock Consideration issuable pursuant to Sections 2.1 and 2.2,
(ii) cash representing the aggregate Cash Consideration to which Target Stockholders who have properly completed, signed and submitted Forms of Election shall be entitled pursuant to Sections 2.1 and 2.2 and (iii) from time to time,
(X) cash representing the aggregate Cash Consideration to which Target Stockholders who submit letters of transmittal after the Effective Time shall be entitled pursuant to Sections 2.1 and 2.2 and (Y) cash in an amount reasonably expected to be paid pursuant to Section 2.3(b) (such Purchaser Common Shares and cash, together with any dividends or distributions with respect thereto, the "Exchange Fund").

     (b) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates which prior thereto represented Target Common Stock who did not submit such Certificate or Certificates to the Exchange Agent with such holder's properly submitted Form of Election: (i) a letter of transmittal (which shall specify, as shall the Form of Election, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other customary provisions as Purchaser may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate or certificates representing that whole number of Purchaser Common Shares which such holder has the right to receive pursuant to Sections 2.1 or
2.2 in such denominations and registered in such names as such holder may request and/or a check representing the Cash Consideration which such holder has the right to receive pursuant to Sections 2.1 or 2.2 plus (ii) the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article II, after giving effect to any required withholding tax (the Purchaser Common Shares and cash referred to in clause (i) being collectively referred to as the "Merger Consideration"). The shares represented by the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration or the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to holders of shares of Target Common Stock. In the event of a transfer of ownership of shares of Target Common Stock that is not registered on the transfer records of Target, a certificate representing the proper number of Purchaser Common Shares, and/or a check for the Cash Consideration which such holder has the right to receive pursuant to Sections 2.1 or 2.2 plus the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, may be issued to such transferee if the Certificate representing such shares of Target Common Stock held by such transferee is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Merger Consideration plus the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided in this Article II. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Purchaser, the posting by such person of a bond in such reasonable amount as Purchaser may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate, a certificate representing the proper number of Purchaser Common Shares, and/or check for the Cash Consideration which such holder has the right to receive pursuant to Sections 2.1 or 2.2 plus the cash to be paid in lieu of fractional shares, if any, with respect to the shares of Target Common Stock formerly represented thereby, and unpaid dividends and distributions on Purchaser Common Shares, if any, as provided in this Article II.

     (c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to Purchaser Common Shares having a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder shall surrender such Certificate as provided in this Section 2.4. Subject to the effect of Applicable Laws (as defined in Section 4.9), following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole Purchaser Common Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Purchaser Common Shares and not paid, less the amount of any withholding taxes that may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Purchaser Common Shares, less the amount of any withholding taxes which may be required thereon.

     (d) No Further Ownership Rights in Target Common Stock. All Purchaser Common Shares issued and/or Cash Consideration paid upon surrender of Certificates in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Common Stock represented thereby, and, as of the Effective Time, the stock transfer books of Target shall be closed and there shall be no further registration of transfers on the stock transfer books of Target of shares of Target Common Stock outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.4. Certificates surrendered for exchange by any person identified as an "affiliate" in the letter provided to Purchaser pursuant to Section 5.3(f) shall not be exchanged until Purchaser has received written undertakings from such person in the form attached as Exhibit B to this Agreement.

     (e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to Target Stockholders six months after the date of the mailing required by Section 2.4(b) shall be delivered to Purchaser, upon demand thereby, and holders of Certificates previously representing shares of Target Common Stock who have not theretofore complied with this Section 2.4 shall thereafter look only to Purchaser for payment of any claim to the Merger Consideration and cash in lieu of fractional shares thereof, or dividends or distributions, if any, in respect thereof.

     (f) No Liability. None of Purchaser, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Target Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any cash, any cash in lieu of fractional shares or any dividends or distributions with respect to whole shares of Target Common Stock in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.4(d)), any such cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Laws, become the property of Purchaser, free and clear of all claims or interest of any person previously entitled thereto.

     (g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Purchaser, on a daily basis. Any interest and other income resulting from such investments shall be paid to Purchaser upon termination of the Exchange Fund pursuant to Section 2.4(e). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, then Purchaser shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

     (h) Withholding Rights. Each of the Surviving Corporation, Subcorp and Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Target Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code") and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation, Subcorp or Purchaser, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Target Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation, Subcorp or Purchaser, as the case may be.

     2.5 Treatment of Stock Options. (a) Prior to the Effective Time, the Board of Directors of Target (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary (including obtaining the consent of holders) to provide for the cancellation, effective at the Effective Time, of all the outstanding stock options (the "Options") outstanding immediately prior to the Effective Time heretofore granted under any stock option or similar plan of Target or under any agreement, without any payment therefor except as otherwise provided in this Section 2.5. Immediately prior to the Effective Time, all Options (whether vested or unvested) which are listed in Section 2.5 of the disclosure schedule delivered by Target to Purchaser and dated the date hereof (the "Target Disclosure Schedule") shall be cancelled (and to the extent formerly so exercisable shall no longer be exercisable) and shall entitle each holder thereof, in cancellation and settlement therefor, to a payment, if any, in cash by Target (less any applicable withholding taxes), promptly following the Effective Time, equal to the product of (i) the total number of shares of Target Common Stock subject to such Option (whether vested or unvested) and (ii) the excess, if any, of $39.00 over the exercise price per share of Target Common Stock subject to such Option.

     2.6 Treatment of Stock Appreciation Rights. Prior to the Effective Time, the Board of Directors of Target (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary (including obtaining the consent of holders) to provide for the cancellation, effective at the Effective Time, of all the outstanding stock appreciation rights (the "SARs") outstanding immediately prior to the Effective Time heretofore granted under any compensation, incentive, employee or similar plan of Target or under any agreement, without any payment therefor except as otherwise provided in this Section 2.6. Immediately prior to the Effective Time, all SARs (whether vested or unvested) which are listed in Section 2.6 of the Target Disclosure Schedule shall be cancelled (and to the extent formerly so exercisable shall no longer be exercisable) and shall entitle each holder thereof, in cancellation and settlement therefor, to a payment, if any, in cash by Target (less any applicable withholding taxes), immediately prior to the Effective Time, equal to the excess, if any, of $39.00 over the price of Target Common Stock on the date of grant of such SAR.

     2.7 Treatment of Awards Under Long-Term Incentive Plan. Prior to the Effective Time, the Board of Directors of Target (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary (including obtaining the consent of holders) to provide, with respect to all currently outstanding Awards (as defined in the Target Long-Term Incentive Plan dated August 8, 1996, as amended January 1, 1998 and November 20,
1998) (other than Options) granted prior to the Effective Time, that (i) each such Award that is listed on Section 2.7 of the Target Disclosure Schedule shall be canceled, immediately prior to the Effective Time, and shall entitle the holder thereof to the immediate payment of the amount of cash set forth in
Section 2.7 of the Target Disclosure Schedule, which amount constitutes the full payment of any consideration due under such Awards, and (ii) all other such Awards (including any Awards granted pursuant to the New Two-Year Management Incentive Arrangement $56 Target) shall be canceled immediately prior to the Effective Time with no further consideration.

                                  ARTICLE III.

            REPRESENTATIONS AND WARRANTIES OF PURCHASER AND SUBCORP

     In order to induce Target to enter into this Agreement, Purchaser and Subcorp hereby represent and warrant to Target that the statements contained in this Article III are true, correct and complete.

     3.1 Organization and Standing. Each of Purchaser and Subcorp is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Purchaser and Subcorp is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction would not have a Material Adverse Effect (as defined in Section 8.3) on Purchaser or Subcorp, as the case may be. Purchaser is not in default in the performance, observance or fulfillment of any provision of the Purchaser Restated Certificate of Incorporation, as amended (the "Purchaser Articles"), or the Purchaser By-Laws (the "Purchaser By-Laws"), and Subcorp is not in default in the performance, observance or fulfillment of any provisions of its Certificate of Incorporation or By-Laws. Purchaser has heretofore made available or furnished to Target a complete and correct copy of (i) the Purchaser Articles and the Purchaser By-Laws, each as in effect as of the date of this Agreement and (ii) the Certificate of Incorporation of Subcorp.

     3.2 Corporate Power and Authority. Each of Purchaser and Subcorp has all requisite corporate power and authority to enter into and deliver this Agreement to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Purchaser and Subcorp have been duly authorized by all necessary corporate action on the part of each of Purchaser and Subcorp. This Agreement has been duly executed and delivered by each of Purchaser and Subcorp, and constitutes the legal, valid and binding obligation of each of Subcorp and Purchaser enforceable against each of them in accordance with its terms.

     3.3  Capitalization of Purchaser and Subcorp.

     (a) As of December 1, 1998, Purchaser's authorized capital stock consisted solely of (A) 50,000,000 shares of common stock, $0.01 par value ("Purchaser Common Shares"), of which (i) 23,381,373 shares were issued and outstanding,
(ii) 371,992 shares were issued and held in treasury (which does not include Purchaser Common Shares reserved for issuance as set forth in clause (a)(iii) below) and (iii) 1,400,050 shares were reserved for issuance upon the exercise or conversion of options, warrants or convertible securities granted or issuable by Purchaser, (B) 25,000,000 shares of non-voting common stock, $0.01 par value ("Purchaser Non-Voting Common Shares"), of which (i) 1,500 shares were issued and outstanding and (ii) none were reserved for issuance, and (C) 5,000,000 shares of Preferred Stock, $0.01 par value, of which (i) none was issued and outstanding and (ii) 500,000 shares were designated as Series A Junior Participating Preferred Stock reserved for issuance under the Rights Agreement, dated as of July 22, 1998, between Purchaser and ChaseMellon Shareholder Services, LLC, as rights agent (the "Purchaser Rights Agreement"). Each outstanding share of Purchaser capital stock is, and all Purchaser Common Shares to be issued in connection with the Merger will be, duly authorized and validly issued, fully paid and nonassessable, and each outstanding share of Purchaser capital stock has not been, and all Purchaser Common Shares to be issued in connection with the Merger will not be, issued in violation of any preemptive or similar rights. Section 3.3 to the disclosure schedule delivered by Purchaser to Target and dated the date hereof (the "Purchaser Disclosure Schedule") sets forth the aggregate amount of outstanding options relating to the issuance by Purchaser of any equity securities of Purchaser, together with the average weighted exercise price thereof. The issuance and sale of all of the shares of capital stock described in this
Section 3.3 have been in material compliance with federal and state securities laws. The Purchaser Common Shares to be issued in the Merger in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable with preferred share purchase rights issuable pursuant to the Purchaser Rights Agreement attached thereto. As of the date hereof, Purchaser has not agreed to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act") or under any state securities law or granted registration rights to any person or entity (which rights are currently exercisable or will become exercisable between the date hereof and December 31, 2000).

     (b) Subcorp's authorized capital stock consists solely of 1,000 shares of Subcorp Common Stock, of which, as of the date hereof, 100 were issued and outstanding and none were reserved for issuance. As of the date hereof, all of the outstanding shares of Subcorp Common Stock are owned free and clear of any liens, claims or encumbrances by Purchaser.

     3.4 Conflicts; Consents and Approvals. Except as set forth in Section 3.4 to the Purchaser Disclosure Schedule, neither the execution and delivery of this Agreement by Purchaser or Subcorp nor the consummation of the transactions contemplated hereby will:

     (a) conflict with, or result in a breach of any provision of the Purchaser Articles or the Purchaser By-Laws or the Certificate of Incorporation or By-Laws of Subcorp;

     (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Purchaser or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Purchaser or any of its subsidiaries is a party;

     (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser or any of its subsidiaries or any of their respective properties or assets; or

     (d) require any action or consent or approval of, or review by, or registration or filing by Purchaser or any of its affiliates with, any third party or any local, domestic, foreign or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a "Governmental Authority"), other than (i) authorization for inclusion of the Purchaser Common Shares to be issued in the Merger and the transactions contemplated hereby on the NYSE, subject to official notice of issuance, (ii) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations thereunder, the "HSR Act"), (iii) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, or (iv) consents or approvals of any Governmental Authority set forth in Section 3.4 to the Purchaser Disclosure Schedule;

except in the case of clauses (b), (c) and (d) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser or a material adverse effect on the ability of the parties to consummate the transactions contemplated hereby.

     3.5 Purchaser SEC Documents. Purchaser has timely filed with the Securities and Exchange Commission (the "Commission") all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 1996 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the "Purchaser SEC Documents"). The Purchaser SEC Documents, including, without limitation, any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively and, in the case of any Purchaser SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934 (together with the rules and regulations thereunder, the "Exchange Act") and the Securities Act, as the case may be. The financial statements of Purchaser included in the Purchaser SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Purchaser SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present (subject, in the case of unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of Purchaser and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No subsidiary of Purchaser is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the Commission, the NYSE, any other stock exchange or any other comparable Governmental Authority.

     3.6 Compliance with Law. Purchaser and each of its subsidiaries is in compliance, and at all times since January 1, 1996 has been in compliance, with all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Authority (collectively, "Applicable Laws") relating to Purchaser and each of its subsidiaries or their respective business or properties, except where the failure to be in compliance with such Applicable Laws (individually or in the aggregate) would not have a Material Adverse Effect on Purchaser. No investigation or review by any Governmental Authority with respect to Purchaser or any of its subsidiaries is pending, or, to the knowledge of Purchaser, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, other than those the outcome of which would not have a Material Adverse Effect on Purchaser.

     3.7 Registration Statement; Proxy Statement. None of the information provided in writing by Purchaser for inclusion in the registration statement on Form S-4 (such registration statement as amended, supplemented or modified, the "Registration Statement") to be filed with the Commission by Purchaser under the Securities Act, including the prospectus relating to Purchaser Common Shares to be issued in the Merger (as amended, supplemented or modified, the "Prospectus") and the proxy statement and form of proxies relating to the vote of Target Stockholders with respect to the Merger (as amended, supplemented or modified, the "Proxy Statement"), at the time the Registration Statement becomes effective or, in the case of the Proxy Statement, at the date of mailing and at the date of the Target Stockholders Meeting (as defined in Section 5.3(a)) to consider the Merger and the transactions contemplated thereby, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and Proxy Statement, except for such portions thereof that relate only to Target, will each comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

     3.8 Litigation; Products Liability. There is no suit, claim, action, proceeding, hearing, notice of violation, demand letter or investigation (an "Action") pending or, to the knowledge of Purchaser (or its executive officers or directors), threatened against Purchaser, any of its subsidiaries or any of their respective executive officers or directors that, individually or in the aggregate, would have a Material Adverse Effect on Purchaser or a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby. Neither Purchaser nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that, individually or in the aggregate, that would have a Material Adverse Effect on Purchaser or a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby. There is no Action presently pending or, to the knowledge of Purchaser (or its executive officers or directors), threatened against Purchaser or any of its subsidiaries relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including, without limitation, any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of Purchaser or any of its subsidiaries, which if adversely determined, would have a Material Adverse Effect on Purchaser.

     3.9 No Material Adverse Change. Since January 1, 1998, there has been no material adverse change in the business, results of operations or financial condition of Purchaser other than any events, occurrences or developments that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Purchaser or a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby.

     3.10  Environmental Compliance.

     (a) To the knowledge of Purchaser, each of Purchaser and its subsidiaries is, and has been, and each of Purchaser's former subsidiaries, while subsidiaries of Purchaser, was in compliance with all applicable Environmental Laws, except for possible noncompliance which individually or in the aggregate would not have a Material Adverse Effect on Purchaser. The term "Environmental Laws" means any federal, state, local or foreign statute, code, ordinance, rule, regulation, policy, guideline, permit, consent, approval, license, judgment, order, writ, decree, injunction or other authorization, including the requirement to register underground storage tanks, relating to: (A) emissions, discharges, releases or threatened releases of Hazardous Material (as defined below) into the environment, including, without limitation, into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, septic systems or land; or
(B) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material.

     (b) During the period of ownership or operation by Purchaser and its subsidiaries of any of their respective current or previously-owned properties, there have been no releases of Hazardous Material in, on, under or affecting such properties or, to the knowledge of Purchaser, any surrounding site, except in each case for those which individually or in the aggregate would not have a Material Adverse Effect on Purchaser. Prior to the period of ownership or operation by Purchaser and its subsidiaries of any of their respective current or previously-owned properties, to the knowledge of Purchaser, there were no releases of Hazardous Material in, on, under or affecting any such property or any surrounding site, except in each case for those which individually or in the aggregate would not have a Material Adverse Effect on Purchaser. The term "Hazardous Material" means (1) hazardous materials, contaminants, constituents, medical wastes, hazardous or infectious wastes and hazardous substances as those terms are defined in the Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. sec. 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. sec. 9601 et seq., the Clean Water Act, 33 U.S.C. sec. 1251 et seq., the Clean Air Act, 42 U.S.C. sec. 7401 et seq., or any other statute relating to the protection of the environment or human health or safety, or in any regulation promulgated thereunder, (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) asbestos and/or asbestos-containing material and (5) PCBs, or materials or fluids containing PCBs in excess of 50 ppm.

     3.11 Board Recommendation. The Board of Directors of Purchaser, at a meeting duly called and held, has by unanimous vote determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are fair to and in the best interests of Purchaser and its stockholders.

                                  ARTICLE IV.

                    REPRESENTATIONS AND WARRANTIES OF TARGET

     In order to induce Subcorp and Purchaser to enter into this Agreement, Target hereby represents and warrants to Purchaser and Subcorp that the statements contained in this Article IV are true, correct and complete.

     4.1 Organization and Standing. Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Target and each subsidiary of Target is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction would not have a Material Adverse Effect on Target. Target is not in default in the performance, observance or fulfillment of any provision of its Certificate of Incorporation (the "Target Certificate"), or its By-Laws, as in effect on the date hereof (the "Target By-Laws"). Target has heretofore furnished or made available to Purchaser a complete and correct copy of the Target Certificate and the Target By-Laws. Listed in Section 4.1 to the Target Disclosure Schedule is each jurisdiction in which Target or a subsidiary of Target is qualified to do business and, whether Target (or the subsidiaries of Target) is in good standing as of the date of the Agreement.

     4.2 Subsidiaries. Target does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise, except for the subsidiaries set forth in Section 4.2 to the Target Disclosure Schedule. Target is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such entity or any other person. Except as set forth in Section 4.2 to the Target Disclosure Schedule, Target owns, directly or indirectly, each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of Target's subsidiaries. Except as set forth in Section 4.2 to the Target Disclosure Schedule, each of the outstanding shares of capital stock of each of Target's subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by Target free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each subsidiary of Target is set forth in Section 4.2 to the Target Disclosure Schedule, as applicable: (i) its name and jurisdiction of incorporation or organization; (ii) its authorized capital stock or share capital; and (iii) the number of issued and outstanding shares of capital stock or share capital and the record owner(s) thereof. Other than as set forth in Section 4.2 to the Target Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any subsidiary of Target nor are there outstanding any securities that are convertible into or exchangeable for any shares of capital stock of any subsidiary of Target, and neither Target nor any subsidiary of Target has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities of any subsidiary of Target or any predecessor thereof.

     4.3 Corporate Power and Authority. Target has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to authorization of the Merger and the transactions contemplated hereby by Target Stockholders, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Target have been duly authorized by all necessary corporate action on the part of Target, subject to authorization of the Merger and the transactions contemplated hereby by Target Stockholders. This Agreement has been duly executed and delivered by Target and constitutes the legal, valid and binding obligation of Target enforceable against it in accordance with its terms.

     4.4 Capitalization of Target. As of November 30, 1998, Target's authorized capital stock consisted solely of (a) 40,000,000 shares of common stock, par value $1.00 per share ("Target Common Stock"), of which (i) 16,851,870 shares were issued and outstanding, (ii) 72,388 shares were issued and held in treasury (which does not include shares of Target Common Stock reserved for issuance set forth in clause (iii) below), (iii) 2,085,215 shares were reserved for issuance upon the exercise of outstanding Target Options, and
(iv) 95,877 shares were reserved for issuance pursuant to outstanding grants under Target's Long-Term Incentive Plan, and (b) 2,000,000 shares of preferred stock, par value $1.00 per share ("Target Preferred Stock"), of which (i) none was issued and outstanding, and (ii) 200,000 shares were designated as Series A Junior Participating

Preferred Stock (the "Series A Preferred Stock") reserved for issuance pursuant to the rights issued under the Target Rights Agreement (as defined in Section 4.22). Since November 30, 1998, Target has not issued any additional shares of capital stock except for the issuance of Target Common Stock in connection with the exercise of Target Options. Each outstanding share of Target capital stock is duly authorized and validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive or similar rights. Other than as set forth in the first sentence hereof or in Section 4.4 to the Target Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any securities of Target, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Target, and neither Target nor any subsidiary of Target has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities of Target or any predecessor. The issuance and sale of all of the shares of capital stock described in this Section 4.4 have been in material compliance with federal and state securities laws. Target has previously provided Purchaser with schedules setting forth the names of, and the number of shares of each class (including the number of shares issuable upon exercise of Target Options and the exercise price and vesting schedule with respect thereto) and the number of options held by, all holders of options to purchase Target capital stock. Section 4.4 to the Target Disclosure Schedule sets forth the average exercise price for outstanding Target Options. Except as set forth in Section 4.4 to the Target Disclosure Schedule, Target has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any person or entity; copies of all such agreements have previously been provided to Purchaser. No Purchase Rights have been granted pursuant to the Kuhlman Corporation Employee Stock Purchase Plan (as that term is defined in such plan), and there exists no obligation to grant any such Purchase Rights.

     4.5 Conflicts; Consents and Approvals. Except as set forth in Section 4.5 to the Target Disclosure Schedule, neither the execution and delivery of this Agreement by Target, nor the consummation of the transactions contemplated hereby will:

     (a) conflict with, or result in a breach of any provision of, the Target Certificate or the Target By-Laws;

     (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Target or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Target or any of its subsidiaries is a party involving more than $500,000;

     (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Target or any of its subsidiaries or any of their respective properties or assets; or

     (d) require any action or consent or approval of, or review by, or registration or filing by Target or any of its affiliates with, any third party or any Governmental Authority, other than (i) authorization of the Merger and the transactions contemplated hereby by Target Stockholders, (ii) actions required by the HSR Act, (iii) registrations or other actions required under federal and state securities laws as are contemplated by this

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

Agreement and (iv) consents or approvals of any Governmental Authority set forth in Section 4.5 to the Target Disclosure Schedule;

except in the case of clauses (c) and (d) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on Target or a material adverse effect on the ability of the parties to consummate the transaction contemplated hereby.

     4.6 No Material Adverse Change. Since January 1, 1998, there has been no material adverse change in the business, results of operations or financial condition of Target other than any events, occurrences or developments that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Target or a material adverse effect on the ability of Target to consummate the transactions contemplated hereby.

     4.7 Target SEC Documents. Target has timely filed with the Commission all forms, reports, schedules, statements and other documents required to be filed by it since June 1, 1996 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the "Target SEC Documents"). The Target SEC Documents, including, without limitation, any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively and, in the case of any Target SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The financial statements of Target included in the Target SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Target SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and present fairly (subject, in the case of unaudited statements, to normal, year-end adjustments), in all material respects, the financial position of Target and its consolidated subsidiaries as at the dates thereof and the results of their operations and their cash flows for the periods then ended. No subsidiary of Target is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the Commission, the NYSE, any other stock exchange or any other comparable Governmental Authority.

     4.8  Taxes.

     (a) Each of Target and its subsidiaries has duly and timely filed or caused to be duly and timely filed all federal, state, local and foreign Tax Returns required to be filed by them, and has paid or withheld or caused to be paid or withheld all Taxes of any nature whatsoever, with any related penalties, interest and liabilities that are either shown on

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

those Tax Returns as due and payable or are or were otherwise required to be paid, other than Taxes being contested in good faith and for which adequate reserves have been established and reflected in the Target SEC Documents, except where the failure to file, pay or withhold would not, individually or in the aggregate, have a Material Adverse Effect. All such Tax Returns are complete and accurate, except for failures that would not, individually or in the aggregate, have a Material Adverse Effect. There are no claims, assessments or audits pending or threatened against Target or any of its subsidiaries for any alleged deficiency in any Tax that, if upheld, would, individually or in the aggregate, have a Material Adverse Effect, and there are no threatened Tax claims or assessments against Target or any of its subsidiaries that, if upheld, would, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Section 4.8(a) to the Target Disclosure Schedule, there are no waivers or extensions of any applicable statute of limitations to assess any Taxes. Except as set forth in Section 4.8(a) to the Target Disclosure Schedule, there are no outstanding requests for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. There are no liens for any Taxes upon the assets of Target or any of its subsidiaries (other than statutory liens for Taxes not yet due and payable) which would, individually or in the aggregate, have a Material Adverse Effect on Target. Except as set forth in Section 4.8(a) to the Target Disclosure Schedule, the federal income Tax Returns of Target and each of its subsidiaries consolidated in such Tax Returns have been examined by and settled with the IRS for all years through and including the year ended December 31, 1995. Neither Target nor any of its subsidiaries has ever filed an election under Section 341(f) of the Code to be treated as a consenting corporation.

     (b) Neither Target nor any of its subsidiaries has any liability for Taxes of any person (other than Target and its subsidiaries) under Treasury Regulation
Section 1.1502-6 (or any comparable provision of state, local or foreign law). Except as set forth in Section 4.8(b) to the Target Disclosure Schedule, neither Target nor any of its subsidiaries is or, since December 31, 1988, has ever been a party to, or bound by, any Tax sharing, Tax indemnity, cost sharing, or similar agreement or policy relating to Taxes.

     (c) Target and its subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, except where the failure to withhold or pay would not, individually or in the aggregate, have a Material Adverse Effect on Target.

     (d) For purposes of this Agreement, the term "Taxes" means all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, property, sales, use, transfer, license, payroll, withholding, export, import, customs, capital stock and franchise taxes or duties, imposed by the United States or any state, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto. For purposes of this Agreement, the term "Tax Return" means any report, return or other information or document required to be supplied to a Tax authority in connection with Taxes.

     4.9 Compliance with Law. Target and each of its subsidiaries is in compliance, and at all times since January 1, 1996 has been in compliance, with all Applicable Laws relating to Target and each of its subsidiaries or their respective business or properties, except where the failure to be in compliance with such Applicable Laws (individually or in the aggregate) would not have a Material Adverse Effect on Target. No investigation or review by any Governmental Authority with respect to Target or any of its subsidiaries is pending, or, to the knowledge of Target, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, other than those the outcome of which would not have a Material Adverse Effect on Target.

     4.10 Intellectual Property. To Target's knowledge, there is no infringement or unlawful use by any person or entity of any of the Intellectual Property, other than any infringement or use that would not have a Material Adverse Effect on Target. Except as would not have a Material Adverse Effect on Target, Target has the defensible right to use, whether through ownership, licensing or otherwise, all Intellectual Property necessary for the operation of the business of Target and its subsidiaries in substantially the same manner as such business is presently conducted. Except as would not have a Material Adverse Effect on Target, the making, using, selling, manufacturing, marketing, licensing, reproduction, distribution, or publishing of any process, machine, manufacture, composition of matter, or material that was, within the last six
(6) years, that is currently or that is planned to be manufactured, used or sold by Target or its subsidiaries, did not, does not and will not infringe any domestic or foreign patent, trademark, service mark, trade name, copyright or other intellectual property right of any third party, and does not and will not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any third party. For purposes of this
Section 4.10, "Intellectual Property" shall mean all intellectual property or other proprietary rights of Target or any of its subsidiaries of every kind, including, all domestic or foreign patents, domestic or foreign patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, service marks, service mark registrations and applications, trade names, trade dress, copyright registrations, customer lists, marketing and customer information, licenses, technical information (whether confidential or otherwise), software, and all documentation thereof.

     4.11 Registration Statement; Proxy Statement. None of the information provided in writing by Target for inclusion in the Registration Statement at the time it becomes effective or, in the case of the Proxy Statement, at the date of mailing and at the date of the Target Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and Proxy Statement, except for such portions thereof that relate only to Purchaser and its subsidiaries, will each comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

     4.12 Litigation; Products Liability. There is no Action pending or, to the knowledge of Target, threatened against Target, any of its subsidiaries or any of their respective executive officers or directors that, individually or in the aggregate, would have a Material Adverse Effect on Target or a material adverse effect on the ability of Target to consummate the transactions contemplated hereby. Neither Target nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that, individually or in the aggregate, that would have a Material Adverse Effect on Target or a material adverse effect on the ability of Target to consummate the transactions contemplated hereby. There is no Action presently pending or, to the knowledge of Target, threatened against Target or any of its subsidiaries relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including, without limitation, any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of Target or any of its subsidiaries, which if adversely determined, would have a Material Adverse Effect on Target.

     4.13  Employee Benefit Plans.

     (a) Each "employee benefit plan" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and all other employee benefit, bonus, incentive, stock option (or other equity-based), severance, change in control, welfare (including post-retirement medical and life insurance), deferred compensation, and fringe benefit plans, programs, policies and arrangements (whether or not subject to ERISA) maintained, sponsored, contributed to, or required to be contributed to, by Target or any of its subsidiaries or any trade or business, whether or not incorporated, that would be deemed a "single employer" within the meaning of Section 4001 of ERISA with, or part of the same group described in Section 414(b), (c), (m) or (o) as, Target or any of its subsidiaries (an "ERISA Affiliate") for the benefit of any employee or former employee of Target or any of its subsidiaries or any of their respective ERISA Affiliates (collectively, the "Plans") has been operated in accordance with its terms and is in compliance (including the making of governmental filings) with all applicable laws, including ERISA and the applicable provisions of the Code, except for failures that would not have a Material Adverse Effect. Each of the Plans intended to be "qualified" within the meaning of Section 401(a) of the Code (the "Qualified Plans") has been determined by the Internal Revenue Service to be so qualified or has been or will be submitted to the Internal Revenue Service for a determination within the remedial amendment period, and since the date of such determination, no event has occurred except for changes for which the remedial amendment period under
Section 401(b) of the Code has not expired that would adversely affect a Qualified Plan's qualified status. No "reportable event," as that term is defined in Section 4043(c) of ERISA (for which the 30-day notice requirement to the Pension Benefit Guaranty Corporation ("PBGC") has not been waived), has occurred with respect to any plan that is subject to Title IV of ERISA that presents a risk of liability to any governmental entity or other person that would have a Material Adverse Effect. There are no pending or, to Target's knowledge, threatened claims (other than routine claims for benefits), audits, investigations or litigation by, on behalf of, against or relating to, any of the Plans or any trusts related thereto or fiduciaries thereof that would have a Material Adverse Effect. Except as disclosed in Section 4.13(a)(i) to the Target Disclosure Schedule, no Plan is a "multiemployer plan" (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan") and none of Target, its subsidiaries nor any of their respective ERISA Affiliates has, at any time since January 1, 1993, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. With respect to each Plan that is a Multiemployer Plan, except as set forth in
Section 4.13(a)(ii) of the Target Disclosure Schedule or as would not have a Material Adverse Effect: (i) if Target or any of its subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan, no withdrawal liability under Title IV of ERISA would be incurred; and (ii) none of Target and its subsidiaries, nor any of their respective ERISA Affiliates has received any notification, nor has any reason to believe, that any such Plan is in reorganization, has been terminated, is insolvent, or could reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

     (b) No Plan has incurred an "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived that (either alone or together with any other such claims) presents a risk of liability that would have a Material Adverse Effect on Target. Neither Target nor any ERISA Affiliate has incurred any liability under Title IV of ERISA except for required premium payments to the PBGC, which payments have been made when due, and no events have occurred (i) that could reasonably be expected to give rise to any liability of Target or any of its subsidiaries or any of their respective ERISA Affiliates under Title IV of ERISA, under section 302 of ERISA, under sections 412 and 4971 of the Code, or for a violation of the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code that (either alone or together with any other such claims) presents a risk of liability that would have a Material Adverse Effect on Target or (ii) that could reasonably be expected to result in any claim being made against the Purchaser, Target or any of its subsidiaries, or any of their respective ERISA Affiliates by the PBGC that (either alone or together with any other such claims) presents a risk of liability that would have a Material Adverse Effect on Target.

     (c) With respect to each Plan that is subject to Title IV of ERISA, (i) Target has made available to Purchaser copies of the most recent actuarial valuation report prepared for the Plan before the date of this Agreement, (ii) the assets and liabilities in respect of the accrued benefits as set forth in the most recent actuarial valuation report prepared by the Plan's actuary fairly presented the funded status of the Plan in all material respects as at the valuation date stated in said report, (iii) since the date of the valuation report there has been no adverse change in the funded status of any of those Plans that would have a Material Adverse Effect and (iv) the PBGC has not instituted proceedings to terminate any such Plan and no condition exists that presents a material risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan.

     (d) Neither Target nor any of its subsidiaries nor any of their respective ERISA Affiliates has failed to make any contribution or payment to any Plan, or committed any other action or failure to act, that has resulted or could result in the imposition of a lien or the posting of a bond or other security under ERISA or the Code that would have a Material Adverse Effect on Target.

     (e) Section 4.13(e) to the Target Disclosure Schedule lists all material Plans covering individuals who are or were employed in the United States. With respect to each material Plan maintained or sponsored by Target or any of its subsidiaries, Target has made available to Purchaser a true, correct and complete copy of the following (where applicable), except to the extent filed with the Commission: (i) each writing constituting a part of such Plan, including without limitation all plan documents, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; and (v) the most recent determination letter from the Internal Revenue Service, if any.

     (f) Except for contributions or premiums that would not, in the aggregate, have a Material Adverse Effect on Target all contributions required to be made to any Plan and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full and through the Closing Date will be timely made or paid in full.

     (g) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title 1 of ERISA and except as set forth in Section 4.13(g)(i) to the Target Disclosure Schedule, neither Target nor any of its subsidiaries has any material liability for life, health, medical or other welfare benefits to retirees, former employees or beneficiaries or dependents thereof which are not reflected in the financial statement included in the Target SEC Documents. Except as set forth in Section 4.13(g)(ii) to the Target Disclosure Schedule, to the knowledge of Target there has been no communication to employees of Target or its subsidiaries that could reasonably be expected to promise or guarantee such employees retiree health or life insurance benefits or other retiree death benefits on a permanent basis.

     (h) Section 4.13(h) to the Target Disclosure Schedule sets forth, for each executive officer of Target and for all other employees of and consultants to Target and its subsidiaries as a group, (i) the amount of severance pay and a reasonable good faith estimate of other benefits that would be due to each such executive officer and the terms and conditions of such severance pay and other benefits that would be due to such other employees, in each case upon an involuntary termination of employment as of the Closing, and (ii) with respect to all other payments and benefits that will or could become payable, the vesting, payment or delivery of which will or could be accelerated, or the amount or value of which will or could be increased, as a result of the execution and delivery of this Agreement, or shareholder approval or consummation of the transactions contemplated hereby, either alone or as a result of one or more such events together with any other events, the amount of such payments, a reasonable good faith estimate of the amount of such benefits and the timing of such payments and benefits. A copy of all agreements and documents providing for any payments or benefits disclosed pursuant to this
Section 4.13(h) has been provided or made available to Purchaser. Section 4.13(h) to the Target Disclosure Schedule incorporates a report setting forth Target's reasonable good faith estimate, based upon the information available to Target as of the date hereof and the assumptions set forth in such report, of all amounts, paid or payable by Target or any of its subsidiaries in connection with the transactions contemplated hereby either solely as a result thereof or as a result of such transactions in conjunction with any other events that will be "excess parachute payments" within the meaning of Section 280G of the Code.

     (i) Except as set forth in Section 4.13(i) to the Target Disclosure Schedule, to the knowledge of Target no officer, director, or employee of Target or any of its subsidiaries or affiliates, or any immediate family member of any of the foregoing or any party in interest under ERISA, has engaged in a nonexempt prohibited transaction under ERISA with respect to Target Plans.

     (j) All Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all material applicable requirements of local law, (ii) if they are intended to qualify for special tax treatment under local law, meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are funded in accordance with all material requirements of local law and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

     (k) The Change in Control Agreements dated as of February 20, 1996, between Target and the individuals listed on Schedule 4.13(k) to the Target Disclosure Schedule, respectively (each such agreement, a "Change in Control Agreement" and collectively, the "Change in Control Agreements," and each such individual, an "Executive") each provide, or have been amended effective no later than the date hereof to provide, the following: (i) it shall be a condition to the right of the Executive who is a party to the Change in

Control Agreement to receive payments and benefits thereunder that (A) such Executive exercise stock options after the date hereof and on or before December 31, 1998, as contemplated by the Change in Control Analysis incorporated in
Section 4.13(h) of the Target Disclosure Schedule (such stock options, the "Exercised Options"), and (B) the Executive not voluntarily terminate employment with Target prior to the end of the first day immediately following the Effective Date (for these purposes, a termination of employment due to death or disability shall not constitute a voluntary termination of employment); (ii) the Company shall make a loan to the Executive in an amount equal to the exercise price for the Exercised Options, payable at the Effective Time and otherwise as contemplated by the Change in Control Analysis; (iii) provided there is no attempt to amend or terminate the Change in Control Agreements after the Effective Time, no cash payments shall be made to the Executive pursuant to the Change in Control Agreement until the 91st day following the Effective Date (other than any required gross-up payments with respect to any taxes that are due or required to be withheld before such 91st day); (iv) the Executive shall not be entitled to any severance pay or severance benefits under any plan, program, policy, arrangement or agreement other than his Change in Control Agreement, the Company's automobile policy and benefits under the Directors and Officers Health Incentive Plan; and (v) the benefits to which the Executive is entitled under the Change in Control Agreement shall include only life, health, accidental death and disability benefits under plans in which the Executive was participating at the time of the change in control.

     4.14 Contracts. Section 4.14 to the Target Disclosure Schedule lists as of the date hereof all written or oral contracts, agreements, guarantees, leases and executory commitments other than Plans (each a "Contract") to which Target or any of its subsidiaries is a party and that fall within any of the following categories: (a) joint venture, partnership and like agreements, (b) Contracts containing covenants purporting to limit the freedom of Target or any of its subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals, (c) Contracts that after the Effective Time would have the effect of limiting the freedom of Purchaser or its subsidiaries (other than Target and its subsidiaries) to compete in any line of business in any geographic area or to hire any individual or group of individuals, (d) Contracts providing for "earn-outs", (e) any Contract providing for "savings guarantees", "performance guarantees", or other contingent payments by Target or any of its subsidiaries, other than normal product warranties, involving more than $1 million, (f) Contracts with or for the benefit of any affiliate of Target or immediate family member thereof (other than subsidiaries of Target) involving more than $50,000 in the aggregate per affiliate, (g) any Contract for the purchase of inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to Target and each of its subsidiaries or otherwise related to the businesses of Target and each of its subsidiaries, which is not cancellable by Target or such subsidiary without penalty in excess of 2% of the aggregate of all amounts payable under such Contract, and under the terms of which Target or any of its subsidiaries: (i) is likely to pay or otherwise give consideration of more than $1,000,000 during the calendar year ended December 31, 1998, (ii) is likely to pay or otherwise give consideration of more than $2,000,000 over the remaining term of such Contract, or (iii) is a party for a term of five (5) years or more and which involves more than $1,000,000 over such term, (h) any Contract for the sale of inventory or other personal property or for the furnishing of services by Target or any of its subsidiaries which is not cancellable by Target or such subsidiary without penalty in excess of 2% of the aggregate of all amounts payable under such Contract and which: (i) is likely to involve consideration of more than $3,000,000 during the calendar year ended December 31, 1998,

(ii) is likely to involve consideration of more than $6,000,000 over the remaining term of the Contract, or (iii) has a term of five (5) years or more and involves more than $1,000,000 over such term, (i) any Contract or agreement relating to indebtedness for borrowed money of Target or any of its subsidiaries or to any direct or indirect guaranty by Target or any of its subsidiaries of indebtedness for borrowed money of any other person in excess of $1 million, and
(j) any other Contract or agreement, whether or not made in the ordinary course of business, which is material to Target or the conduct of the business of Target or the absence of which would have a Material Adverse Effect on Target. All such Contracts are valid and binding obligations of Target and, to the knowledge of Target, the valid and binding obligation of each other party thereto and is in full force and effect and shall continue in full force and effect without penalty, acceleration, termination or other adverse consequence except to the extent that any consents set forth in Section 4.14 to the Target Disclosure Schedule are not obtained. Neither Target nor, to the knowledge of Target, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any such Contract except such violations or defaults under or terminations that, individually or in the aggregate, would not have a Material Adverse Effect on Target. Set forth in Section 4.14 to the Target Disclosure
Schedule is the amount of the annual premium currently paid by Target for its directors' and officers' liability insurance.

     4.15 Labor Matters. Except as set forth in Section 4.15 of the Target Disclosure Schedule, (i) neither Target nor any of its subsidiaries have any labor contracts or collective bargaining agreements with any persons employed by Target or any of its subsidiaries or any persons otherwise performing services primarily for Target or any of its subsidiaries, (ii) there is no labor strike, dispute or stoppage pending or, to the knowledge of Target, threatened against Target or any of its subsidiaries, and neither Target nor any of its subsidiaries has experienced any labor strike, dispute or stoppage or other material labor difficulty involving its employees since January 1, 1996 which would have a Material Adverse Effect on Target, and (iii) since January 1, 1996, no campaign or other attempt for recognition has been made by any labor organization or employees with respect to employees of Target or any of its subsidiaries.

     4.16 Permits. Target and its subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on their respective businesses as they are now being conducted (collectively, the "Target Permits"), and there is no Action pending or, to the knowledge of Target, threatened regarding any of the Target Permits. Neither Target nor any of its subsidiaries is in conflict with, or in default or violation of any of the Target Permits, except for any such conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on Target.

     4.17  Reserved.

     4.18  Title to Properties and Assets.

     (a) Target and its subsidiaries have good and marketable title to, or valid leasehold interests in, all their material properties and material assets except for such as are no longer used or useful in the conduct of their businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, would not have a Material Adverse Effect on Target. All such material properties and assets, other than properties and assets in which Target or any of its subsidiaries has leasehold interests, are free and clear of all liens, encumbrances, leases, options, charges, covenants, easements and restrictions of any kind ("Liens"), except for Liens that, in the aggregate, would not have a Material Adverse Effect on Target.

     (b) Each of Target and each of its subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of Target and each of its subsidiaries enjoys peaceful and undisturbed possession under all such material leases.

     (c) All real and personal property and fixtures of Target and its subsidiaries (exclusive of inventories) that are significant to the operations of Target and its subsidiaries are in good condition and repair, ordinary wear and tear excepted, or are currently being repaired or replaced in a manner that will ensure the continuing and normal operations of Target and its subsidiaries.

     4.19  Environmental Compliance.

     (a) To the knowledge of Target, each of Target and its subsidiaries is, and has been, and each of Target's former subsidiaries, while subsidiaries of Target, was in compliance with all applicable Environmental Laws, except for possible noncompliance which individually or in the aggregate would not have a Material Adverse Effect on Target.

     (b) During the period of ownership or operation by Target and its subsidiaries of any of their respective current or previously-owned properties, there have been no releases of Hazardous Material in, on, under or affecting such properties or, to the knowledge of Target, any surrounding site, except in each case for those which individually or in the aggregate would not have a Material Adverse Effect on Target. Prior to the period of ownership or operation by Target and its subsidiaries of any of their respective current or previously-owned properties, to the knowledge of Target, there were no releases of Hazardous Material in, on, under or affecting any such property or any surrounding site, except in each case for those which individually or in the aggregate would not have a Material Adverse Effect on Target.

     4.20 Opinion of Financial Advisor. Target has received the written opinion of The Robinson-Humphrey Company, LLC (the "Financial Advisor"), to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Target Stockholders from a financial point of view, and such opinion has not been withdrawn or revoked or modified in any material respect.

     4.21 Board Recommendation; Required Vote. The Board of Directors of Target, at a meeting duly called and held, has by unanimous vote of those directors present (who constituted 100% of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together are fair to and in the best interests of the Target Stockholders, and (ii) resolved to recommend that the holders of the shares of Target Common Stock approve this Agreement and the transactions contemplated herein, including the Merger (the "Target Board Recommendation"). The affirmative vote of holders of a majority of the outstanding shares of Target Common Stock to approve the Merger is the only vote of the holders of any class or series of Target Common Stock necessary to adopt the Agreement and approve the transactions contemplated hereby.

     4.22 Section 203 of DGCL; Rights Agreement. Prior to the date hereof, the Board of Directors of Target has taken all action necessary to exempt under or make not subject

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

to (x) the provisions of Section 203 of the DGCL and (y) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (i) the execution of this Agreement, (ii) the Merger and (iii) the transactions contemplated hereby. The Rights Agreement, dated as of April 30, 1997 (the "Target Rights Agreement"), between Target and Harris Trust Savings Bank as rights agent, has been amended so that Purchaser and Subcorp are each exempt from the definition of "Acquiring Person" contained in the Target Rights Agreement, no "Stock Acquisition Date" or "Distribution Date" or "Triggering Event" (as such terms are defined in the Target Rights Agreement) will occur as a result of the execution of this Agreement or the consummation of the Merger pursuant to this Agreement and the Target Rights Agreement will expire immediately prior to the Effective Time, and the Target Rights Agreement, as so amended, has not been further amended or modified. Copies of all such amendments to the Target Rights Agreement have been previously provided to Purchaser.

     4.23 Brokerage and Finder's Fees. Except for Target's obligations to the Financial Advisor (copies of all agreements relating to such obligations having previously been provided to Purchaser), neither Target nor any of its subsidiaries nor any stockholder, director, officer or employee thereof, has incurred or will incur on behalf of Target or any of its subsidiaries, any brokerage, finder's or similar fee in connection with the transactions contemplated by this Agreement.

                                   ARTICLE V.

                            COVENANTS OF THE PARTIES

     The parties hereto agree that:

     5.1  Mutual Covenants.

     (a)  HSR Act Filings; Reasonable Best Efforts; Notification.

          (i) Each of Purchaser and Target shall (A) make or cause to be made the filings required of such party or any of its subsidiaries or affiliates under the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, (B) comply at the earliest practicable date with any request for further information or documents received by such party or any of its subsidiaries from Federal Trade Commission, the Department of Justice or any other Governmental Authority in respect of such filings or such transactions, including without limitation a request for additional information and documents under the HSR Act, and (C) cooperate with the other party in connection with any such filing (including, with respect to the party making a filing, providing copies of all such documents to the non-filing party and its advisors prior to filing (other than documents containing confidential business information that shall be shared only with outside counsel to the non-filing party) and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws (as defined in Section 5.1(a)(ii)) with respect to any such filing or any such transaction. Each party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the Merger and the other transactions contemplated by this Agreement. Each party shall promptly inform the other party of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Authority regarding any such filings or any such transaction.

     Neither party shall independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. The parties hereto will consult and cooperate with one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or other Antitrust Laws.

          (ii) Each of Purchaser and Target shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transaction contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Purchaser and Target shall cooperate and use its reasonable best efforts vigorously to contest and resist any such action or proceeding, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless by mutual agreement Purchaser and Target decide that litigation is not in their respective best interests. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this
     Section 5.1(a) shall limit a party's right to terminate this Agreement pursuant to Section 7.1, so long as such party has up to then complied in all material respects with its obligations under this Section 5.1(a). Each of Purchaser and Target shall use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

          (iii) Each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (A) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including other filings with Governmental Authorities, if any), (B) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Merger that are necessary to consummate the Merger and the transactions contemplated by this Agreement or required to prevent a Material Adverse Effect on Purchaser or Target from occurring prior to or after the Effective Time, (C) the preparation of the Proxy Statement, the Prospectus and the Registration Statement, and (D) the execution and delivery of any additional instruments necessary to consummate the transaction contemplated by, and to fully carry out the purposes of, this Agreement.

          (iv) Notwithstanding anything to the contrary in this Agreement, (A) neither Purchaser nor any of its subsidiaries shall be required to hold separate (including by trust or otherwise) or to divest any of their respective businesses or assets, or to take or agree to take any action or agree to any limitation that would reasonably be expected to have a Material Adverse Effect on either Purchaser or Target or a material adverse effect on the assets, liabilities, results of operations or financial condition of either Purchaser or Target, (B) prior to the Effective Time, neither Target nor its subsidiaries shall be required to hold separate (including by trust or otherwise) or to divest any of their respective businesses or assets, or to take or agree to take any other action or agree to any limitation that would reasonably be expected to have a Material Adverse Effect on Target and its subsidiaries taken as a whole, (C) Purchaser shall not be required to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from consummation of the Merger and (D) neither party shall be required to waive any of the conditions to the Merger set forth in Article VI as they apply to such party.

     (b) Public Announcements. Unless otherwise required (as advised by counsel) by Applicable Laws or requirements of the NYSE (and, in that event, only if time does not permit), at all times prior to the earlier of the Effective Time or termination of this Agreement pursuant to Section 7.1, Purchaser and Target shall consult with each other before issuing any press release or similar communication or making any public filing with the Commission or other Governmental Authority with respect to the Merger and shall not issue any such press release or communication or make such filing prior to such consultation.

     (c) Registration Statement/Proxy Statement. (i) As promptly as practicable after the execution of this Merger Agreement, Target and Purchaser shall prepare and Target shall file with the Commission preliminary proxy materials which shall constitute the preliminary Proxy Statement and a preliminary prospectus with respect to the Purchaser Common Shares to be issued in connection with the Merger. Each party will notify the other promptly of the receipt of any comments from the Commission and of any request by the Commission for amendments or supplements to the Registration Statement or the Proxy Statement or for additional information, and will supply the other with copies of all correspondence between such party or any of its representatives and the Commission, with respect to the Registration Statement or the Proxy Statement. The Registration Statement and the Proxy Statement shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, Purchaser or Target, as the case may be, shall promptly inform the other of such occurrences and cooperate in filing with the Commission and/or mailing to the shareholders of Target such amendment or supplement to the Proxy Statement. As promptly as practicable after comments are received from the Commission with respect to the preliminary proxy materials and after the furnishing by Target and Purchaser of all information required to be contained therein, Target shall file with the Commission the definitive Proxy Statement and Purchaser shall file with the Commission the Registration Statement and Purchaser and Target shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable.

     (ii) Target and Purchaser shall make all necessary filings with respect to the Merger, under the Securities Act and the Exchange Act and the rules and regulations thereunder, under applicable blue sky or similar securities laws and shall use all reasonable efforts to obtain required approvals and clearances with respect thereto.

     (d) Change of Control. Target and Purchaser mutually acknowledge and agree that the consummation of the Merger will constitute a change of control for purposes of all plans and agreements of Target and its subsidiaries which provide for payments or benefits to employees of Target and its subsidiaries upon a change of control of Target and which have been disclosed to Purchaser. Target and Purchaser further acknowledge and agree that upon consummation of the Merger, Target or Purchaser will be obligated to honor all severance or Change in Control Agreement payment obligations of Target that are listed on Section 5.1(d) to the Target Disclosure Schedule, and that neither Target or Purchaser shall seek to amend or terminate these obligations following the Effective Time. Target shall use, and shall cause its subsidiaries to use, reasonable best efforts in consultation with Purchaser to minimize the amounts paid or payable by Target and its subsidiaries that will be "excess parachute payments" within the meaning of Section 280G of the Code; provided, that: (i) any actions to implement the foregoing covenant shall be taken only with the consent of Purchaser; (ii) such actions shall include paying bonuses with respect to 1998 on or before December 31, 1998, if and to the extent requested by Purchaser; and
(iii) such reasonable best efforts shall not include reducing or eliminating any severance or bonus payments that would otherwise be paid to any executive officer or other employee of Target or any of its subsidiaries.

     5.2  Covenants of Purchaser.

     (a) Conduct of Purchaser's Operations. During the period from the date of this Agreement to the Effective Time, Purchaser shall use its reasonable best efforts to maintain and preserve its business organization and to retain the services of its officers and key employees and maintain relationships with customers, suppliers and other third parties to the end that their goodwill and ongoing business shall not be impaired in any material respect. During the period from the date of this Agreement to the Effective Time, Purchaser shall not (i) make any amendment to the Purchaser Articles that changes the fundamental attributes of the Purchaser Common Shares, (ii) make any material changes to the Certificate of Incorporation of Subcorp, (iii) make, declare or pay any extraordinary cash dividend, other than extraordinary dividends between Purchaser and a subsidiary of Purchaser, (iv) take any action that is material and adverse to the Target Stockholders as prospective stockholders of Purchaser and that affects Target Stockholders disproportionately as compared to the current stockholders of Purchaser, (v) permit or cause any subsidiaries to do any of the foregoing or agree or commit to any of the foregoing, or (vi) agree in writing or otherwise to take any of the foregoing actions.

     (b)  Indemnification; Directors' and Officers' Insurance.

          (i) From and after the Effective Time, Purchaser shall cause, the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of Target in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Target Certificate or the Target By-Laws, and, in any event, to the fullest extent permitted by law, and

          (ii) To the extent not obtained by Target prior to the Effective Time, Purchaser shall use its best efforts to cause the Surviving Corporation or Purchaser to obtain and maintain in effect for a period of six years after the Effective Time policies of directors' and officers' liability (including fiduciary and crime) insurance at no cost to the beneficiaries thereof with respect to acts or omissions occurring prior to the Effective Time with substantially the same coverage and containing substantially similar terms and conditions as existing policies; provided, however, that neither the Surviving Corporation nor Purchaser shall be required to pay an aggregate premium for such insurance coverage in excess of 125% of the amount set forth in
     Section 4.14 to the Target Disclosure Schedule. In the event that Target determines to obtain such coverage prior to the Effective Time, it will not spend more than 125% of the amount set forth in Section 4.14 to the Target Disclosure Schedule.

     (c) Merger Sub. Prior to the Effective Time, Subcorp shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than a de minimis amount of cash paid to Subcorp for the issuance of its stock to Purchaser) or any material liabilities. Purchaser will take all action necessary to cause Subcorp to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

     (d) NYSE Listing. As promptly as practicable after the execution of this Agreement, Purchaser shall prepare and file with the NYSE a listing application covering the Purchaser Common Shares to be issued in connection with the Merger. Purchaser shall use its reasonable best efforts to cause the Purchaser Common Shares issuable pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

     (e) Employees and Employee Benefits. For a period of six months after the Effective Date, Purchaser shall provide, or shall cause the Surviving Corporation to provide, generally to the officers and employees of the Surviving Corporation and its subsidiaries health and welfare benefits on terms and conditions in the aggregate that are no less favorable as those provided under Target's health and welfare plans as of the date hereof.

     (f) Contacts with Target's Customers and Suppliers. Purchaser and Target acknowledge the need for a smooth transition of ownership of the businesses of Target and its subsidiaries and that contact with the customers or suppliers of Target or its subsidiaries during the period from the date of this Agreement to the Effective Time may be desirable to ensure such a transition. From the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, Purchaser shall not, without the prior written consent of Target (which may be withheld or delayed in the sole discretion of Target), contact customers or suppliers of Target or any of its subsidiaries. On a case by case basis, Target shall consider requests by Purchaser for joint Purchaser and Target contacts with customers or suppliers of Target or its subsidiaries but Target shall have no obligation to consent to any such request. Notwithstanding the foregoing, Purchaser shall be entitled to contact its current and prospective customers to conduct its business in the ordinary course.

     5.3  Covenants of Target.

     (a) Target Stockholders Meeting. Target shall take all action in accordance with the federal securities laws, the DGCL and the Target Certificate and the Target By-Laws necessary to duly call, give notice of, convene and hold a special meeting of Target Stockholders (the "Target Stockholders Meeting") to be held on the earliest practicable date determined in consultation with Purchaser to consider and vote upon approval of the

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

Merger, this Agreement and the transactions contemplated hereby. Target shall solicit the approval of the Merger, this Agreement and the transactions contemplated hereby, by the Target Stockholders, and the Board of Directors of Target shall recommend approval of the Merger, this Agreement and the transactions contemplated hereby by the Target Stockholders (to the extent such recommendation has not been previously withdrawn pursuant to Section 5.3(c)).

     (b) Conduct of Target's Operations. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, Target shall conduct its operations in the ordinary course of business consistent with past practice and shall use its reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, and to maintain all of its material operating assets in their current condition (normal wear and tear excepted), to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, Target shall not, except as otherwise expressly contemplated by this Agreement and the transactions contemplated hereby or as set forth in Section 5.3(b) to the Target Disclosure Schedule, without the prior written consent of Purchaser:

          (i) do or effect any of the following actions with respect to its or its subsidiaries' securities: (A) adjust, split, combine or reclassify its capital stock, (B) make, declare or pay any dividend or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, other than regular quarterly dividends on Target Common Stock and dividends declared and paid by any of Target's directly or indirectly wholly owned subsidiaries, (C) grant any person any right or option to acquire any shares of its capital stock, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities, including pursuant to any employee stock purchase plans (except pursuant to the exercise of Target Options that are outstanding as of the date hereof and disclosed in
     Section 4.4 hereof), (E) reprice any Target Options, or (F) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

          (ii) except for the asset sales on the terms and subject to the conditions as set forth in Section 5.3(b)(ii) to the Target Disclosure Schedule, directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets other than in the ordinary course of business or as part of an asset replacement or retirement program which is out of the ordinary course of business but consistent with past practice;

          (iii) make or propose any changes in the Target Certificate or the Target By-Laws;

          (iv)  merge or consolidate with any other person;

          (v) acquire a material amount of assets or capital stock of any other person;

          (vi) amend or modify, or propose to amend or modify, the Target Rights Agreement, as amended as of the date hereof;

          (vii) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity, other than in the ordinary course of business, consistent with past practice;

          (viii) create any subsidiaries, except in connection with the restructuring of Target's fuel tank division as previously disclosed to Purchaser;

          (ix) increase the compensation or benefits payable or to become payable to its directors, officers or, except in the ordinary course of business consistent with past practice, other employees (whether from Target or any of its subsidiaries), or pay or award any benefit not required by any existing plan or arrangement to any officer, director or employee (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units pursuant to the Plans or otherwise), or grant any severance or termination pay to any officer, director or other employee of Target or any of its subsidiaries (other than as required by existing agreements or policies described in Section 5.3(b)(ix) to the Target Disclosure Schedule), or enter into any employment or severance agreement with, any director, officer or other employee of Target or any of its subsidiaries or establish, adopt, enter into, amend, or waive any performance or vesting criteria under any Plan for the benefit or welfare of any current or former directors, officers or employees of Target or its subsidiaries or their beneficiaries or dependents, except, in each case to the extent required by applicable law or regulation;

          (x) change any method or principle of tax or financial accounting in a manner that is inconsistent with past practice except to the extent required by United States generally accepted accounting principles as advised by Target's regular independent accountants; make any Tax election (unless required by law), settle or compromise any Tax liability of Target or any of its subsidiaries or any pending or threatened suit, action or claim relating to any potential or actual Tax liability of Target or any of its subsidiaries, change any method of accounting for Tax purposes or file (other than in a manner consistent with past practice) any Tax Return;

          (xi) settle any Actions, whether now pending or hereafter made or brought involving, individually or in the aggregate, an amount in excess of $100,000;

          (xii) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement to which Target is a party;

          (xiii) enter into any confidentiality agreements or arrangements other than in the ordinary course of business consistent with past practice (other than as permitted, in each case, by Section 5.3(c));

          (xiv) write up, write down or write off the book value of any assets, individually or in the aggregate, in excess of $100,000 except for depreciation and amortization in accordance with generally accepted accounting principles consistently applied;

          (xv) incur or commit to any capital expenditures individually in excess of (x) $1,000,000, provided that such capital expenditure is reflected in the budget previously provided to Purchaser (the "Budget") or
     (y) $100,000 if such capital expenditure is not reflected in the Budget, or in the aggregate in excess of $5,000,000;

          (xvi) except as permitted in Section 5.2(b)(ii), make any payments in respect of policies of directors' and officers' liability insurance (premiums or otherwise) other than premiums paid in respect of its current policies not in excess of the amount paid prior to the date of this Agreement;

          (xvii) materially accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or dates when the same would have been collected in the ordinary course of business consistent with past practice or otherwise change the terms thereof including by offering discounts other than in the ordinary course of business and consistent with past practice;

          (xviii) materially delay or accelerate payment of accounts payable beyond or in advance of its due date or the date such liability would have been paid in the ordinary course consistent with past practice;

          (xix) take any action to exempt or make not subject to (x) the provisions of Section 203 of the DGCL or (y) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person or entity (other than Purchaser or its subsidiaries) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

          (xx) enter into any transaction or agreement, or amend any existing agreement between Target or any of its subsidiaries and any director or executive officer of Target;

          (xxi) take any action that would reasonably be likely to result in the representations and warranties set forth in Article IV becoming false or inaccurate in any material respect;

          (xxii) enter into or carry out any other material transaction other than in the ordinary and usual course of business;

          (xxiii) permit or cause any subsidiary to do any of the foregoing or agree or commit to do any of the foregoing; or

          (xxiv) agree in writing or otherwise to take any of the foregoing actions.

     (c) No Solicitation. Target agrees that, during the term of this Agreement, it shall not, and shall not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, encourage or knowingly facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving Target, or acquisition of any capital stock (other than upon exercise of Target Options that are outstanding as of the date hereof) or all or any material portion of the assets of Target and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than Purchaser, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided that, at any time prior to the approval of the Merger by the Target Stockholders, notwithstanding any restriction contained in Section 5.3(b), Target may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a written proposal for a Competing Transaction which was not solicited, initiated, knowingly facilitated or encouraged after the date of this Agreement if and so long as the Board of Directors of Target determines in good faith, after consultation with and receipt of advice from its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action would likely constitute a breach of its fiduciary duties under Applicable Law. Target will immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any proposal for a Competing Transaction and request the return of all confidential information regarding Target provided to any such parties prior to the date hereof pursuant to the terms of any confidentiality agreements or otherwise. In the event that prior to the approval of the Merger by the Target Stockholders the Board of Directors of Target receives a Superior Proposal (as defined below) that was not solicited, initiated, knowingly facilitated or encouraged after the date of this Agreement, and the Board of Directors of Target determines in good faith after consultation with its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action would likely constitute a breach of its fiduciary duties under Applicable Law, the Board of Directors of Target may (subject to this and the following sentences) withdraw, modify or change, in a manner adverse to Purchaser, the Target Board Recommendation and/or recommend a Superior Proposal to the Target Stockholders and/or comply with Rule 14e-2 promulgated under the Exchange Act with respect to a Competing Transaction, provided that it gives Purchaser five business days' prior written notice of its intention to do so (provided that the foregoing shall in no way limit or otherwise affect Purchaser's right to terminate this Agreement pursuant to Section 7.1(d) at such time as the requirements of such subsection have been met). Any such withdrawal, modification or change of the Target Board Recommendation shall not change the approval of the Board of Directors of Target for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated hereby, including the Merger. From and after the execution of this Agreement, Target shall promptly (but in any event within two calendar days) advise Purchaser in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the other party or parties involved) and promptly furnish to Purchaser a copy of any such written proposal in addition to any information provided to or by any third party relating thereto. In addition, Target shall promptly (but in any event within two calendar days) advise Purchaser, in writing, if the Board of Directors of Target shall make any determination as to any Competing Transaction as contemplated by the proviso to the first sentence of this Section 5.3(c). As used herein, the term "Superior Proposal" means a Competing Transaction that the Board of Directors of Target determines is, after consulting with and receipt of advice from the Financial Advisor (or any other nationally recognized investment banking firm), more favorable to Target Stockholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Purchaser in response to such Competing Transaction), and that sufficient financing commitments have been obtained with respect to such Competing Transaction that it reasonably expects a transaction pursuant to such proposal could be consummated.

     (d) Access. Target shall permit representatives of Purchaser to have appropriate access at all reasonable times to Target's premises, properties, books, records, contracts and documents. In addition to the foregoing, with respect to environmental investigations, Purchaser shall at all reasonable times and in all reasonable respects (i) have access to Target's facilities, (ii) be entitled to interview Target's personnel located at such facilities or located at any of Target's other premises, (iii) be entitled to interview any of Target's consultants hired in connection with any environmental matters, (iv) be entitled to review environmental documents (including the results of any phase one or phase two environmental assessments), and (v) be entitled to conduct phase one environmental assessments where existing phase one environmental assessments are not, in the reasonable judgment of Purchaser, complete or timely. Purchaser and Target agree to use their reasonable best efforts to share information that might otherwise be subject to attorney/client privilege in a manner which would not waive any such attorney/client privilege. Information obtained by Purchaser pursuant to this Section 5.3(d) shall be subject to the provisions of the confidentiality agreement between Purchaser and Target dated August 28, 1998 (the "Confidentiality Agreement"), which agreement remains in full force and effect. No investigation conducted pursuant to this Section 5.3(d) shall affect or be deemed to modify any representation or warranty made in this Agreement.

     (e) Subsequent Financial Statements. Target shall provide to Purchaser a copy of Target's financial statements for any period ending after the date of this Agreement prior to making publicly available its financial results for any such period and prior to filing any Target SEC Documents after the date of this Agreement.

     (f) Affiliates of Target. Target shall use its reasonable best efforts to cause each such person who may be at the date of the Target Stockholders Meeting an "affiliate" of Target for purposes of Rule 145 under the Securities Act to execute and deliver to Purchaser at or prior to the Closing the written undertakings in the form attached hereto as Exhibit A (the "Target Affiliate Letter"). No later than 10 days prior to such date, Target, after consultation with its outside counsel, shall provide Purchaser with a letter (reasonably satisfactory to outside counsel to Purchaser) specifying all of the persons or entities who, in Target's opinion, may be deemed to be "affiliates" of Target under the preceding sentence. The foregoing notwithstanding, the Purchaser shall be entitled to place legends as specified in the Target Affiliate Letter on the certificates evidencing any of the Purchaser Common Shares to be received by any such "affiliate" of Target specified in such letter pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Purchaser Common Shares, consistent with the terms of the Target Affiliate Letter, regardless of whether such person has executed the Target Affiliate Letter.

                                  ARTICLE VI.

                                   CONDITIONS

     6.1 Conditions to the Obligations of Each Party. The obligations of Target, Purchaser and Subcorp to consummate the Merger shall be subject to the satisfaction of the following conditions:

     (a) This Agreement, the Merger and the transactions contemplated hereby shall have been approved and adopted by the Target Stockholders in the manner required by any Applicable Law.

     (b) Any applicable waiting periods under the HSR Act or similar foreign laws relating to the Merger and the transactions contemplated by this Agreement shall have expired or been terminated and any other approvals of any Governmental Authority shall have been obtained.

     (c) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger or the transactions contemplated by this Agreement or limit the ownership or operation by

Purchaser, Target or any of their respective subsidiaries of any material portion of the business or assets of Purchaser or Target.

     (d) There shall not be pending any Action instituted by any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement.

     (e) The Commission shall have declared the Registration Statement effective under the Securities Act, and no stop order or similar restraining order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission or any state securities administrator.

     (f) The Purchaser Common Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     6.2 Conditions to Obligations of Target. The obligations of Target to consummate the Merger and the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by Target:

     (a) Each of the representations and warranties of each of Purchaser and Subcorp set forth in Article III shall be true and correct in all respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty) on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of the specified date), except where any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Purchaser.

     (b) Each of Purchaser and Subcorp shall have performed in all material respects all obligations and agreements and shall have complied in all material respects with all covenants to be performed and complied with by it hereunder at or prior to the Effective Time.

     (c) Each of Purchaser and Subcorp shall have furnished Target with a certificate dated the Closing Date signed on behalf of it by the Chief Executive Officer or Treasurer to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

     6.3 Conditions to Obligations of Purchaser and Subcorp. The obligations of Purchaser and Subcorp to consummate the Merger and the other transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by Purchaser:

     (a)  Each of the representations and warranties of Target set forth in
Article IV (other than the representations and warranties of Target set forth in Section 4.4) shall be true and correct in all respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty) on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of the specified date), except where any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Target. The representations and warranties of Target set forth in Sections 4.4 of this Agreement shall be true and correct in all respects on the date of this Agreement and on and as of the

Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of the specified date).

     (b) The representations and warranties of Target set forth in Section 4.19 shall be true and correct in all respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty) on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date, except where such failure of the representations and warranties in the aggregate to be true and correct in all respects would not in the reasonable judgment of Purchaser result in cost, expense or liability ("Environmental Liability") exceeding Target's and its subsidiaries' aggregate amount of reserves for environmental matters by more than $10 million on an after-tax basis. In determining Target's Environmental Liability, an item of cost, expense or liability shall be disregarded to the extent that such item is covered by (i) existing insurance where the insurance carrier has acknowledged the coverage or (ii) environmental insurance purchased by Target from an insurance carrier reasonably acceptable to Purchaser after the date hereof and prior to the Effective Time. In the event that Target purchases such coverage prior to the Effective Time, it will not spend more than $2 million in premiums and such premiums shall be included in any determination of Target's Environmental Liabilities pursuant to this Section 6.3(b). Purchaser's determination of Target's Environmental Liability shall be substantially consistent with the written assessment of an independent consulting firm to be mutually selected from the following: Dames and Moore, Karemida Environmental, or Montgomery Watson.

     (c) Target shall have performed in all material respects all obligations and agreements and shall have complied in all material respects with all covenants to be performed and complied with by it hereunder at or prior to the Effective Time.

     (d) The agreement for purchase and sale of real property (the "Real Estate Agreement") which is contemplated to be entered into pursuant to the letter agreement of even date herewith among Target, Purchaser, and Subcorp shall have been entered into, the closing under the Real Estate Agreement shall have occurred, and Target shall have received final payment of the $1,957,000 cash purchase price (net of any closing costs or other expenses) pursuant to the terms of the Real Estate Agreement.

     (e) Target shall have furnished Purchaser with a certificate dated the Closing Date signed on its behalf by its Chairman and Chief Executive Officer, President or Chief Financial Officer to the effect that the conditions set forth in Sections 6.3(a), (b) and (d) have been satisfied.

                                  ARTICLE VII.

                           TERMINATION AND AMENDMENT

     7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by Target Stockholders):

     (a)  by mutual written consent of Purchaser and Target;

     (b) by either Purchaser or Target if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a court or other competent Governmental Authority (which the parties shall have used all reasonable efforts to resist, resolve or lift, as applicable, in accordance with Section 5.1(a)) enjoining Purchaser or Target from consummating the Merger shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable;

     (c) by either Purchaser or Target if the Merger shall not have been consummated before the later of May 31, 1999 or thirty (30) days after the receipt of all required approvals of any Governmental Authority, provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure or whose affiliate's failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

     (d) by Purchaser if (i) the Board of Directors of Target shall withdraw, modify or change the Target Board Recommendation in a manner adverse to Purchaser, (ii) if the Board of Directors of Target approves or recommends any Competing Transaction, or (iii) Target shall have exercised a right with respect to a Superior Proposal referenced in Section 5.3(c) and shall, directly or through its representatives, continue discussions with any third party concerning a Superior Proposal for more than 10 business days after the date of receipt of such Superior Proposal;

     (e) by Purchaser or Target if at the Target Stockholders Meeting (including any adjournment or postponement thereof) the requisite vote of the Target Stockholders to approve the Merger and the transactions contemplated hereby shall not have been obtained;

     (f) by Purchaser or Target if there shall have been a breach by the other of any of its representations and warranties, covenants or agreements contained in this Agreement, which under Section 6.3(a) or 6.2(a) excuses Purchaser or Target, respectively, from its obligation to complete the Merger, and such breach shall not have been cured within 30 days after notice thereof shall have been received by the party alleged to be in breach;

     (g) by Purchaser if on the date on which the Closing would otherwise occur, the Purchaser Share Price shall be less than $40; provided that Target shall receive at least two business days' prior written notice of its intent to effect such termination pursuant to this Section 7.1(g); or

     (h) by Target in order to permit Target to enter into an agreement providing for a Competing Transaction that the Board of Directors of Target has determined to be a Superior Proposal; provided, however that the obligation of Target to pay to Purchaser the fees and expenses provided for in Sections 7.2(b) and (e) shall survive any such termination.

     7.2  Effect of Termination.

     (a) In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of the second sentence of Section 5.3(d) and the provisions of Sections 7.2 and 8.11, shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Notwithstanding the foregoing, nothing in this Section
7.2 shall relieve any party to this Agreement of liability for a material breach of any provision of this Agreement and provided, further, however, that if it shall be judicially determined that termination of this Agreement was caused by an intentional breach of this Agreement, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties for their respective out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and shareholders' meetings and consents ("Costs").

     (b) In the event that (i) this Agreement is terminated pursuant to Section 7.1(c) and the Target Stockholders Meeting has not been held prior to May 31, 1999 and at any time prior to such termination there shall have been made to Target or publicly disclosed a Competing Transaction with respect to Target, or
(ii) this Agreement is terminated pursuant to Section 7.1(d)(i), 7.1(d)(ii) or 7.1(h), then Target will, in the case of a termination by Purchaser, within three business days following any such termination or, in the case of a termination by Target concurrently with such termination, pay to Purchaser in cash by wire transfer in immediately available funds to an account designated by Purchaser (i) in reimbursement for Purchaser's expenses an amount equal to the aggregate amount of Purchaser's Costs incurred in connection with pursuing the transactions contemplated by this Agreement, including, without limitation, legal, accounting and investment banking fees, up to but not in excess of $4 million in the aggregate and (ii) a termination fee in an amount equal to $15 million.

     (c) In the event that this Agreement is terminated pursuant to Section 7.1(e) and no event has occurred that would permit Purchaser to terminate this Agreement under Sections 7.1(d)(i), 7.1(d)(ii) or 7.1(h), then Target shall pay to Purchaser in cash by wire transfer in immediately available funds to an account designated by Purchaser in reimbursement for Purchaser's expenses an amount equal to the aggregate amount of Purchaser's Costs incurred in connection with pursuing the transactions contemplated by this Agreement, including, without limitation, legal, accounting and investment banking fees, up to but not in excess of $4 million in the aggregate.

     (d) In the event that this Agreement is terminated pursuant to Section 7.1(c) (and the Target Stockholders Meeting has not been held prior to May 31, 1999), 7.1(d) or 7.1(h) and prior to 18 months after the date of such termination Target consummates a Competing Transaction with a party who made to Target or publicly disclosed a proposal with respect to a Competing Transaction prior to the termination of this Agreement, then in addition to any amounts payable pursuant to Section 7.2(b) or 7.2(c), Target will concurrently with the consummation of such transaction, pay to Purchaser in cash by wire transfer in immediately available funds to an account designated by Purchaser an additional termination fee in an amount equal to $10 million.

     (e) In the event that this Agreement is terminated pursuant to Section 7.1(g), then Purchaser shall pay to Target in cash by wire transfer in immediately available funds to an account designated by Target in reimbursement for Target's expenses an amount equal to the aggregate amount of Target's Costs incurred in connection with pursuing the transactions contemplated by this Agreement, including, without limitation, legal, accounting and investment banking fees, up to but not in excess of $4 million in the aggregate and, for purposes hereof, shall also be deemed to include reimbursement by Target to its executive employees for taxes paid in connection with the exercise of stock options in December 1998.

     (f) In the event that this Agreement is terminated pursuant to one or more provisions of Section 7.1 and a termination fee is payable pursuant to one or more provisions of Section 7.2, any such termination fee shall not exceed $25 million in the aggregate, not including reimbursement of Costs.

     7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement by Target Stockholders, but after any such approval, no amendment shall be made which by law requires further approval or authorization by the Target Stockholders without such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver. At any time prior to the Effective Time, Purchaser (with respect to Target) and Target (with respect to Purchaser and Subcorp) by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                 ARTICLE VIII.

                                 MISCELLANEOUS

     8.1 Survival of Representations and Warranties. The representations and warranties made herein by the parties hereto shall not survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto, which by its terms contemplates performance after the Effective Time or after the termination of this Agreement.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to Purchaser or Subcorp:

          Borg-Warner Automotive, Inc.
          200 South Michigan Avenue
          Chicago, Illinois 60604
          Attention: Laurene H. Horiszny
          Telecopy No.: (312) 322-8621

          with a copy to

          Wachtell, Lipton, Rosen & Katz
          51 West 52nd Street
          New York, New York 10019
          Attention: Elliott V. Stein, Esq.
          Telecopy No.: (212) 403-2000

     (b)  if to Target:

          Kuhlman Corporation
          3 Skidaway Village Square
          Savannah, Georgia 31411
          Attention: Richard A. Walker
          Telecopy No.: (912) 598-0737

          with a copy to

          Rudnick & Wolfe
          203 N. LaSalle Street
          Suite 1800
          Chicago, Illinois 60601
          Attention: Stephen A. Landsman, Esq.
          Telecopy No.: (312) 236-7516

     8.3  Interpretation.

     (a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings and the table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (b) For the purposes of any provision of this Agreement, "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Target or Purchaser, any change or effect that is, or would reasonably be expected to be, materially adverse to the business, assets, condition (financial or otherwise) or results of operations of Target and its subsidiaries, taken as a whole, or Purchaser and its subsidiaries, taken as a whole, as the case may be. In determining whether a Material Adverse Change or Material Adverse Effect has occurred such determination shall be made on an after-tax basis and in addition, an item of loss, expenses or liability shall be disregarded to the extent (i) of the aggregate reserve for the category of such item established in the financial statements of Target most recently filed with the Commission prior to the date of this Agreement, (ii) such item is covered by insurance or any other third party indemnification, contribution or reimbursement obligation and the insurance carrier or third party, as the case may be, has acknowledged the coverage or indemnification, contribution or reimbursement obligation, as the case may be, (iii) disclosure of such item has been made in the Target SEC Documents filed prior to the date of this Agreement, (iv) disclosure of such item has been made in the Target Disclosure Schedule or (v) such item represents professional and advisory fees and similar expenses incurred in connection with the Merger provided such amounts are less than $2 million in the aggregate.

     (c) For purposes of this Agreement, a "subsidiary" when used with respect to any party means any corporation or other organization, incorporated or unincorporated, (i) of which such party or another subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any subsidiary of such party do not have 50% or more of the voting interests in such partnership) or (ii) 50% or more of the securities or other interests of which having by their terms ordinary voting power to elect at least 50% of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or one or more of its subsidiaries

(or if there are no such voting securities or interests, 50% or more of the equity interests of which is directly or indirectly owned or controlled by such party or one or more of its subsidiaries).

     (d) For purposes of this Agreement, "knowledge" or any similar phrase when used (i) in relation to Target means the actual knowledge (excluding thereby any implied imputed, constructive or other type of knowledge) of any executive officer of Target and the presidents of each of Kuhlman Electric Corporation, Coleman Cable Systems, Inc., Transpro Group, Inc., and Schwitzer, Inc. and (ii) in relation to Purchaser means the knowledge of any executive officer of Purchaser.

     8.4 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

     8.5 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), the Confidentiality Agreement and the confidentiality agreement between Purchaser and Target dated December 1, 1998 constitute the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter hereof and thereof.

     8.6  Third-Party Beneficiaries.  Except for the agreement set forth in
Section 5.1(d) or 5.2(b), nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries.

     8.7 Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by the laws of the State of Delaware. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the City of Wilmington, Delaware.

     8.8  Consent to Jurisdiction; Venue.

     (a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court sitting in the City of Wilmington, Delaware. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     (b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 8.8 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

     8.9 Specific Performance. The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance, provided such party is not in material default hereunder.

     8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign its rights, interests or obligations hereunder to any of its subsidiaries or affiliates. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     8.11 Expenses. Subject to the provisions of Section 7.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the Registration Statement and the Proxy Statement (including filing fees related thereto) will be shared equally by Purchaser and Target.

     IN WITNESS WHEREOF, Purchaser, Subcorp and Target have signed this Agreement as of the date first written above.

                                     BORG-WARNER AUTOMOTIVE, INC.
                                     By:/s/ JOHN F. FIEDLER
                                         Name: John F. Fiedler
                                         Title: Chairman and Chief Executive
                                         Officer

                                     BWA MERGER CORP.

                                     By:/s/ JOHN F. FIEDLER
                                         Name: John F. Fiedler
                                         Title: Chairman and Chief Executive
                                         Officer

                                     KUHLMAN CORPORATION

                                     By:/s/ ROBERT S. JEPSON, JR.
                                         Name: Robert S. Jepson, Jr.
                                         Title: Chairman and Chief Executive
                                         Officer

                                                                      APPENDIX B

                       THE ROBINSON-HUMPHREY COMPANY, LLC

CORPORATE FINANCE  INVESTMENT BANKERS
   DEPARTMENT          SINCE 1894

                               December 17, 1998

The Board of Directors
Kuhlman Corporation
3 Skidaway Village Square
Savannah, GA 31411

Gentlemen:

     We understand that Borg-Warner Automotive, Inc. is proposing to purchase all of the outstanding shares of common stock of Kuhlman Corporation (the "Company") for $39.00 per share in a combination of cash and common stock of Borg-Warner Automotive, Inc. (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger among a wholly owned direct subsidiary of Borg-Warner Automotive, Inc. and the Company (the "Agreement").

     We have been requested by the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received in the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement,
(2) public documents and such other publicly available information concerning the Company and Borg-Warner Automotive, Inc. (the "Purchaser") which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's and the Purchaser's common stocks and a comparison of those trading histories with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company and the Purchaser with those of other companies which we deemed relevant, and (6) a comparison of the financial terms of the Proposed Transaction with the terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the management of the Company and of the Purchaser concerning their respective businesses, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification. With respect to the financial forecasts and projections of the Company, we have assumed that such forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or the Purchaser and have not made nor obtained any evaluations or appraisals of the assets or

                            ATLANTA FINANCIAL CENTER
                3333 PEACHTREE ROAD, NE - ATLANTA, GEORGIA 30326
                                 (404) 266-6000

The Board of Directors
Kuhlman Corporation
December 17, 1998
Page 2

liabilities of the Company or of the Purchaser. In addition since the proposal by Borg-Warner Automotive Inc., you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services of which a portion is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past (including lead managing a public offering of equity in June 1997) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered in the Proposed Transaction is fair to the stockholders of the Company.

                                 THE ROBINSON-HUMPHREY COMPANY, LLC

                                 By: /s/ RICHARD F. WAID
                                    --------------------------------------------
                                     Richard F. Waid
                                     Managing Director

                                                                      APPENDIX C

     SECTION 262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to secs. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective data of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair market value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertified stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation);

provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL provides that a corporation has the power to indemnify its officers and directors against the expenses, including attorney's fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

     As permitted by Section 102 of the DGCL, the Registrant's Charter provides that no director shall be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Charter provides for indemnification of its directors and officers to the fullest extent permitted by the DGCL, and allows the Registrant to advance or reimburse litigation expense upon submission by the director, officer or employee of an undertaking to repay such advances or reimbursements if it is ultimately determined that indemnification is not available to such director or officer.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)  EXHIBITS:

2.1 Agreement and Plan of Merger, dated as of December 17, 1998, by and among the Registrant, BWA Merger Corp. and Kuhlman
         Corporation (included as Appendix A to the Prospectus incorporated as part of this Registration Statement). The
         Registrant agrees to furnish supplementally a copy of both disclosure schedules to the Commission upon request.
3.1      Restated Certificate of Incorporation of the Registrant
         (incorporated by reference to Exhibit No. 3.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 1-12162).
3.2 By-Laws of the Registrant (incorporated by reference to Exhibit No. 3.2 of the Registrant's Quarterly Report on Form
         10-Q for the quarter ended September 30, 1993).
4.1 The principal amount of debt outstanding under each instrument defining the rights of holders of the Registrant's long-term debt does not exceed 10 percent of the Registrant's total assets. Registrant agrees to furnish to the Securities and Exchange Commission, upon request, a copy of each instrument defining the rights of holders of the Registrant's long-term debt.
4.2      Rights Agreement, dated as of July 22, 1998, between the
         Registrant and ChaseMellon Shareholder Services, L.L.C., as
         Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A12B, dated July 24, 1998).

5        Opinion of Laurene H. Horiszny, Vice President, Secretary
         and General Counsel of the Registrant, as to the legality of the shares being issued.
23.1     Consent of Deloitte & Touche LLP (Registrant).
23.2     Consent of Arthur Andersen LLP (Kuhlman).
23.3     Consent of KPMG Peat Marwick (Registrant).
23.4     Consent of Laurene H. Horiszny (included in Exhibit 5).
23.5     Consent of The Robinson-Humphrey Company, LLC.
24       Powers of Attorney.
99.1     Form of Proxy Card of Kuhlman.
99.2     Form of Letter of Transmittal/Form of Election.

ITEM 22.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section l0(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, state of Illinois, on January 21, 1999.

                                          BORG-WARNER AUTOMOTIVE, INC.

                                          By: /s/ JOHN F. FIEDLER
                                             -----------------------------------
                                              John F. Fiedler
                                              Chairman and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 21, 1999.

SIGNATURE                                                   TITLE
---------                                                   -----

/s/ JOHN F. FIEDLER                        Chairman and Chief Executive Officer
---------------------------------------    and Director
John F. Fiedler

/s/ ROBIN J. ADAMS                         Vice President and Treasurer
---------------------------------------
Robin J. Adams

/s/ WILLIAM C. CLINE                       Vice President and Controller
---------------------------------------
William C. Cline

*                                          Director
---------------------------------------
Jere A. Drummond

*                                          Director
---------------------------------------
Paul E. Glaske

*                                          Director
---------------------------------------
Ivan W. Gorr

*                                          Director
---------------------------------------
James J. Kerley

*                                          Director
---------------------------------------
Alexis P. Michas

*                                          Director
---------------------------------------
John Rau

/s/ VINCENT M. LICHTENBERGER               As attorney-in-fact for the officers
---------------------------------------    and/or directors marked by an asterisk
Vincent M. Lichtenberger

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  2.1      Agreement and Plan of Merger, dated as of December 17, 1998, by and among the Registrant, BWA Merger Corp. and Kuhlman
           Corporation (included as Appendix A to the Prospectus
           incorporated as part of this Registration Statement). The
           Registrant agrees to furnish supplementally a copy of both disclosure schedules to the Commission upon request.
  3.1      Restated Certificate of Incorporation of the Registrant
           (incorporated by reference to Exhibit No. 3.1 of the
           Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 1-12162).
  3.2      By-Laws of the Registrant (incorporated by reference to
           Exhibit No. 3.2 of the Registrant's Quarterly Report on Form
           10-Q for the quarter ended September 30, 1993).
  4.1      The principal amount of debt outstanding under each
           instrument defining the rights of holders of the
           Registrant's long-term debt does not exceed 10 percent of
           the Registrant's total assets. Registrant agrees to furnish to the Securities and Exchange Commission, upon request, a copy of each instrument defining the rights of holders of
           the Registrant's long-term debt.
  4.2      Rights Agreement, dated as of July 22, 1998, between the
           Registrant and ChaseMellon Shareholder Services, L.L.C., as
           Rights Agent (incorporated by reference to Exhibit 4.1 to
           the Registrant's Form 8-A12B, dated July 24, 1998).
  5        Opinion of Laurene H. Horiszny, Vice President, Secretary
           and General Counsel of the Registrant, as to the legality of the shares being issued.
 23.1      Consent of Deloitte & Touche LLP (Registrant).
 23.2      Consent of Arthur Andersen LLP (Kuhlman).
 23.3      Consent of KPMG Peat Marwick (Registrant).
 23.4      Consent of Laurene H. Horiszny (included in Exhibit 5).
 23.5      Consent of The Robinson-Humphrey Company, LLC.
 24        Powers of Attorney.
 99.1      Form of Proxy Card of Kuhlman.
 99.2      Form of Letter of Transmittal/Form of Election.